3

Follow-Up...
Materials



06012509

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hongkong Electric Holdings

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 17 2006
THOMSON
FINANCIAL

FILE NO. 82- 4086 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/14/06

assets

development

efficiency

environment

investment

opportunities

reliability

research

society

staff

supply

Balancing our responsibilities

returns



香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

Annual Report 2005

Balancing our responsibilities

Hongkong Electric Holdings is both a listed company and a public utility. As such, we take our responsibilities seriously, appropriately balancing the rights of shareholders to an acceptable return on their long term investments with the demands of customers for high levels of reliability and our commitment to be a responsible and caring corporate citizen.

Hongkong Electric Holdings Limited (HEH) is the holding company of The Hongkong Electric Company, Limited (HEC), Hongkong Electric International Limited (HEI) and Associated Technical Services Limited (ATS).

HEC is the main operating company of HEH. Founded in 1889, HEC is responsible for the generation, transmission and distribution of power to Hong Kong Island and Lamma Island.

HEI was established in 1997 as the international investment arm of HEH. HEI has interests in several power-related businesses in Australia, Thailand and the United Kingdom.

ATS is a wholly-owned subsidiary of HEH. It was established in 1975 as an engineering consultancy firm serving the electricity supply industry.

HEH is listed on The Stock Exchange of Hong Kong and is one of the 33 constituent shares of the Hang Seng Index in Hong Kong.

company at a glance

556,000 customers

annual units sold **10,755** million kilowatt hours

reliability of supply rating **99.999%**

maximum demand of **2,565** MW

3,597 substations in service

financial highlights

HK$ million	2005	2004	2003	2002	2001
Turnover	**11,622**	11,407	11,250	11,605	10,867
Profit attributable to shareholders	**8,562**	6,256	6,000	6,533	6,104
Dividends	**4,952**	3,778	3,650	3,650	3,479
Fixed assets	**46,258**	45,276	45,024	45,202	43,955
Shareholders' funds	**41,685**	37,572	35,061	32,337	29,246
HK$					
Earnings per share	**4.01**	2.93	2.81	3.06	2.86
Dividends per share					
Ordinary	**1.59**	1.77	1.71	1.71	1.63
Special	**0.73**	–	–	–	–


Profit Attributable to Shareholders (HK$ million)
8,000
6,000
4,000
2,000
6,104
6,533
6,000
6,256
8,562
01
02
03
04
05


Fixed Assets (HK$ million)
46,000
45,000
44,000
43,000
42,000
41,000
40,000
43,955
45,202
45,024
45,276
46,258
01
02
03
04
05


Turnover (HK$ million)
12,000
11,500
11,000
10,500
10,000
9,500
9,000
10,867
11,605
11,250
11,407
11,622
01
02
03
04
05


Dividends Per Share (HK$)
3.00
2.50
2.00
1.50
1.00
0.50
Ordinary
Special
1.63
1.71
1.71
1.77
2.32
01
02
03
04
05

Note:

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards ("HKFRSs") that are effective or available for early adoption for the accounting periods beginning on or after 1st January 2005. Information on the changes in accounting policies resulting from initial application of these new and revised HKFRSs is provided in note 3 to the financial statements. Figures for 2004 and 2005 have been adjusted for these new and revised policies in accordance with the transitional provisions and as disclosed in note 3. Earlier years have only been restated to the extent that the new accounting policies are adopted retrospectively as disclosed in note 3.

chairman's statement

The results of the Group for 2005 were mixed. In Hong Kong, the earnings from our Hong Kong operations were HK$5,508 million compared with HK$5,521 million in 2004. On the other hand, our strategy of investing internationally so as to decrease our reliance on Hong Kong earnings produced excellent results in 2005, with earnings of HK$3,054 million compared to HK$735 million in 2004.

This was the third year in succession that the electric utility in Hong Kong has not earned its permitted return under the scheme of control under which it operates. For 2005, the shortfall in permitted return together with the special subsidy paid to customers amounted to approximately HK$1 billion, bringing to more than HK$2 billion the total amount of its permitted return that the Company has foregone in the past 3 years in order to benefit customers by charging lower electricity tariffs than it is entitled to do. In addition, for the last several years the Company has not imposed additional tariffs to establish a development fund as would have been permitted under the scheme of control. In spite of all this, we have always maintained the highest standards of reliability and quality of electricity supply. In 2005, our customers once again enjoyed over 99.999% reliability in electricity supply. Considering the vital importance to Hong Kong of its role as an international financial and commercial centre and the fact that more than 50% of our customers live or work above the fifteenth floor, we believe that maintaining this high standard must continue to be our highest priority, and that it should not in any circumstance be put at risk.

Our operations outside Hong Kong reported an increase of over 90% in operating earnings before proceeds of disposition and non-cash tax adjustments, from HK$445 million in 2004 to HK$846 million in 2005. In addition, the Company also recorded a non-recurring gain of HK$1,560 million on the disposal of part of our interest in our Australian operations in December 2005 (2004: Nil) and non-cash tax adjustments of HK$648 million (2004: HK$290 million).

chairman's statement

Results, Final Dividend and Special Dividend

The Group's audited consolidated net profit after tax for the year ended 31st December 2005 was HK$8,562 million (2004 as restated : HK$6,256 million), an increase of 37%. The Directors will recommend a final dividend of HK$1.01 per share and a special dividend of HK$0.73 per share. Together with the interim dividend of HK$0.58 per share, this will give a total dividend of HK$2.32 per share for the year (2004 : HK$1.77).

Hong Kong Operations

Unit sales growth in electricity for 2005 was 1.5%. Of the 10,755 million kWh of electricity sold, commercial sales made up 73.2%, domestic sales 22.7% and industrial sales 4.1%. Maximum demand in 2005 was 2,565 MW compared with 2,588 MW in 2004.

Our continuing programme to lower emissions from the Lamma Power Station by reducing our reliance on coal-fired generation progressed well in 2005 as construction of our Lamma Power Station Extension for Unit 9, which will be our first gas fired unit, moved towards completion. We expect Unit 9 will be completed and ready to receive gas by mid-2006. During the year, we also added our first renewable energy source for Hong Kong with the construction of Hong Kong's first wind turbine on Lamma Island. The 800 kW turbine started to generate electricity in September 2005 and we are currently evaluating the commercial viability of building additional wind turbine units in the future.

The price of coal remained well above historic levels in 2005 providing challenges for us. We were able in part to mitigate higher coal costs by adjusting the varieties of coal we consume. We expect coal prices will remain volatile in 2006. In 2005, we continued with our improvement and refurbishment of our transmission and distribution system to ensure supply meets demand. The installation of the 275 kV cable circuit from Lamma Island to the Marsh Road switching station made good progress with the laying of the submarine cables across the east Lamma channel commencing in November and construction of the switching station commencing in December.

In 2005, we maintained our record of achieving a supply reliability rating of 99.999%, a mark continuously achieved since 1997. Our customers demonstrated their satisfaction with our service by making a record number of commendations in 2005.

We continued to participate in community and environmental activities in 2005. The Hongkong Electric Volunteers team, which now numbers over 700, undertook various community service activities in 2005. We also continued with our "Smart Power" campaign which aims to promote energy conservation and efficiency among students. During the year, close to 4,000 students from 23 primary schools took part in various activities under this programme. In November 2005, we launched a new round of activities with the theme of renewable energy.

International Operations

Our Australian operations continued to perform well in 2005. Solid financial performance was achieved through a combination of increased electricity consumption, customer growth and a focus on operational efficiency. In December 2005, we sold a partial interest in our Australian businesses. This enabled us to realize a substantial part of the increase in value of our investment in the businesses while at the same time maintaining an operating interest in the businesses going forward. Non-recurring gain from this disposition was HK$1,560 million.

In June 2005, we completed the acquisition of a 19.9% stake in Northern Gas distribution networks. Northern Gas is one of eight gas distribution networks in the U.K. The business has already made a strong start in achieving both its operational and financial targets.

In Thailand, financing arrangements for the construction of a 1,400 MW gas fired power station in Ratchaburi province have been concluded and construction work is currently scheduled to commence in 2006. The Group has a 25% interest in the project.

Future Development of the Electricity Market in Hong Kong

Hong Kong depends on a reliable and uninterrupted electricity supply to maintain its position as a leading financial and commercial centre and assure the safety and comfort for our dense urban population. For over 100 years since 1890, we have met Hong Kong's needs with an exceptional track record of success. Any proposals to change the existing arrangements for the electricity market in Hong Kong should only be made after very careful and extensive consideration and consultation, and with the agreement of the industry. We will be making a submission to the Government in respect of the stage II consultation paper outlining the Company's concerns regarding the arrangements proposed in that paper particularly as they relate to the permitted rate of return, the duration of the regulatory framework and changes to emission penalties. We will be stating in that submission as we have already publicly stated that certain of the arrangements as currently proposed in the consultation paper are entirely unacceptable to the Company. As we progress through this consultation process, we will continue to work with the Government on the many issues that need to be addressed in the hopes of achieving a reasonable commercial outcome that safeguards the vital interests of our consumers in continued security of supply.

The current high standard of reliability and security of electricity supply in Hong Kong is a fact that is often taken for granted. This should not be the case. In effect, the reliability and security of supply enjoyed by Hong Kong consumers reflects the success of the current scheme of control both in assuring the timely availability of long term investment capital necessary to sustain it, as well as in encouraging a prudent operating and cost structure to deliver it. Any change proposed to be made to the existing electricity supply arrangements must be such that Hong Kong can be absolutely certain that what has been achieved so well in terms of reliability and stability of electricity supply to date will not be placed in jeopardy in future.

Outlook

We expect Hong Kong's economy will remain robust in 2006. However, we also expect continued high coal and natural gas prices to provide challenges for our generating businesses going forward. In Hong Kong, we expect low growth in electricity sales in 2006, continuing the trend we have seen in 2005. Internationally, we will continue to look for suitable investment opportunities to further reduce our earnings reliance on Hong Kong.

On 1st November 2005, Mr. George Magnus retired as Chairman and as an executive director of the Company. Mr. Magnus was appointed an executive director of the Company in 1985 and as Chairman in 1993. I would like, on behalf of the Board, to express our deep appreciation for his valuable advice and contribution over the years. Going forward, I am glad that the Company will continue to benefit from his experience in his capacity as a non-executive director.

The Company's achievements in 2005 could not have been made without the contribution and skill of our employees and the guidance of the Board of Directors and I would like to express my gratitude to them for their efforts in 2005.

Canning Fok Kin-ning
Chairman
Hong Kong, 9th March 2006

the board of directors



Canning Fok Kin-ning
Chairman



Tso Kai-sum
Group Managing Director



Andrew John Hunter
Executive Director



Kam Hing-lam
Executive Director

Canning Fok Kin-ning
Chairman
Aged 54. Appointed to the Board in 1985. He is the Group Managing Director of Hutchison Whampoa Limited ("Hutchison"), the Deputy Chairman of Cheung Kong Infrastructure Holdings Limited ("CKI") and a Director of Cheung Kong (Holdings) Limited ("Cheung Kong"), all being substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance ("SFO"). In addition, he is the Chairman of Hutchison Harbour Ring Limited, Hutchison Telecommunications (Australia) Limited, Hutchison Telecommunications International Limited and Partner Communications Company Ltd., and the Co-Chairman of Husky Energy Inc.. He also acts as a Director of Hutchison International Limited, a substantial shareholder of the Company within the meaning of Part XV of the SFO. He holds a Bachelor of Arts degree and is a member of the Australian Institute of Chartered Accountants.

Tso Kai-sum
Group Managing Director
Aged 74. Appointed to the Board in 1985 and became Group Managing Director in 1997. Mr. Tso worked with the Hongkong Electric Group from 1966 to 1981, holding positions of Chief Project Engineer of The Hongkong Electric Company, Limited and Executive Director of Associated Technical Services Limited. He is also an Executive Director of CKI, a substantial shareholder of the Company. He has extensive experience in the power industry and property development. He holds a Bachelor of Science degree in Engineering and is also a Chartered Engineer.

Andrew John Hunter
Aged 47. Appointed to the Board in 1999, prior to which he was Finance Director of the Hutchison Property Group. Mr. Hunter was Group Finance Director from 1999 to January 2006. He is currently Chief Financial Officer of Cheung Kong, a substantial shareholder of the Company within the meaning of Part XV of the SFO. Mr. Hunter holds Master of Arts and Master of Business Administration degrees and is a member of the Institute of Chartered Accountants of Scotland.

Kam Hing-lam
Aged 59. Appointed to the Board in 1993. He is President and CEO of CK Life Sciences Int'l., (Holdings) Inc., the Deputy Managing Director of Cheung Kong, an Executive Director of Hutchison, Group Managing Director of CKI and a Non-executive Director of Spark Infrastructure Group. Mr. Kam acts as a Director of the substantial shareholders of the Company within the meaning of Part XV of the SFO, namely Cheung Kong, Hutchison, CKI, Hyford Limited, Interman Development Inc., Monitor Equities S.A., Univest Equity S.A., Venniton Development Inc. and Hutchison International Limited. He holds a Bachelor of Science degree in Engineering and a Master's degree in Business Administration. Mr. Kam is an uncle of Mr. Victor Li Tzar-kuoi, an Executive Director of the Company.

Francis Lee Lan-yee
Director & General Manager (Engineering)
Aged 65. Appointed to the Board in 1997. Having served the Group for over 30 years in various capacities, Mr. Lee is presently responsible for all the engineering activities of the Group, including the development and operation of power generation, transmission and distribution systems. He is a Chartered Engineer and a Fellow of the Institute of Mechanical Engineers in Hong Kong and the United Kingdom.

Victor Li Tzar-kuoi
Aged 41. Appointed to the Board in 1994. He is the Managing Director and Deputy Chairman of Cheung Kong, the Chairman of CKI and CK Life Sciences Int'l., (Holdings) Inc., Deputy Chairman of Hutchison, the Co-Chairman of Husky Energy Inc. and a Director of The Hongkong and Shanghai Banking Corporation Limited. Mr. Victor Li serves as a member of the Standing Committee of the 10th National Committee of the Chinese People's Political Consultative Conference of the People's Republic of China. He is also a member of the Executive Committee of the Commission on Strategic Development of the Hong Kong Special Administrative Region. Mr. Li acts as a Director of the substantial shareholders of the Company within the meaning of Part XV of the SFO, namely Cheung Kong, Hutchison, CKI, Hyford Limited and Hutchison International Limited. He holds a Bachelor of Science degree in Civil Engineering and a Master of Science degree in Structural Engineering. Mr. Li is a nephew of Mr. Kam Hing-lam, an Executive Director of the Company.

Neil Douglas McGee
Group Finance Director
Aged 54. Appointed to the Board on 12th December 2005 and became Group Finance Director on 1st February 2006. Mr. McGee worked with the Hongkong Electric Group and the Hutchison Whampoa Group from 1978 holding legal, corporate finance and corporate secretarial positions. He then joined Husky Oil Ltd. in 1998 as Vice President and Chief Financial Officer and from 2000 to October 2005, he served as Vice President and Chief Financial Officer of Husky Energy Inc.. Mr. McGee holds a Bachelor of Arts degree and a Bachelor of Laws degree.



Francis Lee Lan-yee
Director & General Manager (Engineering)



Victor Li Tzar-kuoi
Executive Director



Neil Douglas McGee
Group Finance Director



Frank John Sixt
Executive Director



Wan Chi-tin
Director & General Manager (Corporate Development)

Frank John Sixt
Aged 54. Appointed to the Board in 1998. He is Group Finance Director of Hutchison, the Chairman of TOM Group Limited and TOM Online Inc. and an Executive Director of CKI. He is also a Director of Cheung Kong, Hutchison Telecommunications (Australia) Limited, Hutchison Telecommunications International Limited, Husky Energy Inc. and Partner Communications Company Ltd.. Mr. Sixt acts as a Director of the substantial shareholders of the Company within the meaning of Part XV of the SFO, namely Cheung Kong, Hutchison, CKI, Li Ka-Shing Unity Trustcorp Limited, Li Ka-Shing Unity Trustee Company Limited, Li Ka-Shing Unity Trustee Corporation Limited, Hutchison International Limited and Hutchison Infrastructure Holdings Limited. Mr. Sixt holds a Master's degree in Arts and a Bachelor's degree in Civil Law, and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada.

Wan Chi-tin
Director & General Manager (Corporate Development)
Aged 55. Appointed to the Board on 12th December 2005. Mr. Wan worked with the Hongkong Electric Group from 1978, holding positions of Chief Electrical Engineer of The Hongkong Electric Company, Limited and Deputy General Manager of Associated Technical Services Limited. He served as Chief Executive Officer of Powercor and CitiPower from September 2000 to June 2003. He then took up the position of General Manager (Corporate Development) in July 2003. Mr. Wan holds a Bachelor of Science degree in Electrical Engineering and is also a Chartered Engineer. He is a Fellow of the Institute of Electrical Engineers in the United Kingdom and a Fellow of the Hong Kong Institution of Engineers.

Ronald Joseph Arculli*
Aged 67. Appointed to the Board in 1997. He is a practising solicitor. Mr. Arculli has served on the Legislative Council from 1988 to 2000. On 1st November 2005, he was appointed and currently serves as a non-official member of the Executive Council. He has a distinguished record of public service on numerous government committees and advisory bodies. He holds a number of directorships in listed companies in Hong Kong.

Susan Chow Woo Mo-fong*
Aged 52. Appointed to the Board in 1996. She is the Deputy Group Managing Director of Hutchison and an Executive Director of CKI and Hutchison Harbour Ring Limited. She is also a Director of Hutchison Telecommunications (Australia) Limited, Partner Communications Company Ltd. and TOM Group Limited. She acts as a Director of the substantial shareholders of the Company within the meaning of Part XV of the SFO, namely Hutchison, CKI, Interman Development Inc., Monitor Equities S.A., Univest Equity S.A., Venniton Development Inc., Hutchison International Limited and Hutchison Infrastructure Holdings Limited. She is a solicitor of the High Court of the Hong Kong Special Administrative Region and the Supreme Court of England and Wales. She holds a Bachelor's degree in Business Administration.

George Colin Magnus*
Aged 70. Appointed to the Board in 1985. He was Chairman from 1993 to October 2005. Mr. Magnus is a Non-executive Director of Cheung Kong, Hutchison and CKI, all being substantial shareholders of the Company within the meaning of Part XV of the SFO. He holds a Master's degree in Economics.

Ewan Yee Lup-yuen*
Aged 67. Joined the Group in 1967 and appointed to the Board in 1982. He was Managing Director from 1987 to 1996. He is a Fellow of the Institute of Electrical Engineers in the United Kingdom and a Chartered Engineer.

Holger Kluge*
Aged 64. Appointed to the Board in 1999. He was formerly President of Personal and Commercial Bank, CIBC, one of the largest financial services institutions in North America. He is an Independent Non-executive Director of Hutchison, a substantial shareholder of the Company within the meaning of Part XV of the SFO. He is also a Director of Husky Energy Inc.. He holds a Bachelor of Commerce degree and a Master's degree in Business Administration.

Ralph Raymond Shea*
Aged 72. Appointed to the Board in 1985. He is a solicitor of the Supreme Court of England and of Hong Kong.

Wong Chung-hin*
Aged 72. Appointed to the Board in 1985. He is an Independent Non-executive Director of Hutchison, a substantial shareholder of the Company within the meaning of Part XV of the SFO. He is also an Independent Non-executive Director of The Bank of East Asia, Limited.

*** Non-executive Director**
*** Independent Non-executive Director**

senior management

Start from left (P.08):
Francis Cheng Cho-ying
Wan Chi-tin
Mimi Yeung Yuk-chun
Yuen Sui-see
Francis Lee Lan-yee
Cheung Nai-yik



Tso Kai-sum

Group Managing Director

Aged 74. Appointed to the Board in 1985 and became Group Managing Director in 1997. Mr. Tso worked with the Hongkong Electric Group from 1966 to 1981, holding positions of Chief Project Engineer of The Hongkong Electric Company, Limited and Executive Director of Associated Technical Services Limited. He is also an Executive Director of Cheung Kong Infrastructure Holdings Limited, a substantial shareholder of the Company. He has extensive experience in the power industry and property development. He holds a Bachelor of Science degree in Engineering and is also a Chartered Engineer.

Trini Chan Lai-yee

Aged 51, General Manager (Human Resources), has been with the Group since December 2005. Ms. Chan has over 25 years of experience in human resources management and administration. She holds a Bachelor's degree in Politics and Education.

Gary Chang Chung-keung

Aged 59, General Manager (Management Services), has been with the Group since August 1970. Mr. Chang holds a Bachelor's degree in Electrical Engineering and is a Fellow of the Hong Kong Institution of Engineers.

Francis Cheng Cho-ying

Aged 49, Chief Engineer (Generation), has been with the Group since August 1979. Mr. Cheng has worked in the Technical Services, Operations and Maintenance Departments of the Generation Division before his promotion to the present position. He holds a Bachelor's degree in Chemistry and is a Fellow of the Royal Society of Chemistry in the United Kingdom. He is also a Member of the Hong Kong Institution of Engineers.

Cheung Nai-yik

Aged 62, Chief Engineer (Projects), has been with the Group since November 1978. Mr. Cheung is a Chartered Engineer and holds a Master's degree in Business Administration.

Francis Lee Lan-yee

Director & General Manager (Engineering)

Aged 65. Appointed to the Board in 1997. Having served the Group for over 30 years in various capacities, Mr. Lee is presently responsible for all the engineering activities of the Group, including the development and operation of power generation, transmission and distribution systems. He is a Chartered Engineer and a Fellow of the Institute of Mechanical Engineers in Hong Kong and the United Kingdom.

Neil Douglas McGee

Group Finance Director

Aged 54. Appointed to the Board on 12th December 2005 and became Group Finance Director on 1st February 2006. Mr. McGee worked with the Hongkong Electric Group and the Hutchison Whampoa Group from 1978 holding legal, corporate finance and corporate secretarial positions. He then joined Husky Oil Ltd. in 1998 as Vice President and Chief Financial Officer and from 2000 to October 2005, he served as Vice President and Chief Financial Officer of Husky Energy Inc.. Mr. McGee holds a Bachelor of Arts degree and a Bachelor of Laws degree.



Start from left (P.09):
Gary Chang Chung-keung
Tso Kai-sum
Lillian Wong Lee-wah
Charles Tsai Chao-chung
Neil Douglas McGee
Trini Chan Lai-yee

Charles Tsai Chao-chung

Aged 49, Director and General Manager of Hongkong Electric International Limited, has been with the Group since June 1987. Mr. Tsai has over 10 years of experience in the power investment sector. Mr. Tsai holds a Bachelor of Applied Science Degree in Mechanical Engineering and is a Registered Professional Engineer and a Member of the Hong Kong Institution of Engineers as well as a Chartered Engineer and a Member of the Institute of Mechanical Engineers in the United Kingdom.

Wan Chi-tin

Director & General Manager (Corporate Development)

Aged 55. Appointed to the Board on 12th December 2005. Mr. Wan worked with the Hongkong Electric Group from 1978, holding positions of Chief Electrical Engineer of The Hongkong Electric Company, Limited and Deputy General Manager of Associated Technical Services Limited. He served as Chief Executive Officer of Powercor and CitiPower from September 2000 to June 2003. He then took up the position of General Manager (Corporate Development) in July 2003. Mr. Wan holds a Bachelor of Science degree in Electrical Engineering and is also a Chartered Engineer. He is a Fellow of the Institute of Electrical Engineers in the United Kingdom and a Fellow of the Hong Kong Institution of Engineers.

Lillian Wong Lee-wah

Aged 51, Company Secretary, has been with the Group since June 1997. Ms. Wong has over 20 years of experience in company secretarial practice. She is a Fellow of the Institute of Chartered Secretaries and Administrators in the United Kingdom and The Hong Kong Institute of Chartered Secretaries.

Mimi Yeung Yuk-chun

Aged 42, General Manager (Public Affairs), has been with the Group since July 2003. Ms. Yeung has over 20 years of experience in journalism and corporate communications. She holds a Bachelor of Arts degree and a Master's degree in Public Administration.

Yuen Sui-see

Aged 55, Chief Engineer (Transmission & Distribution), has been with the Group since May 1986. Mr. Yuen has over 30 years of experience in the transmission and distribution of electricity. He holds a Bachelor of Science degree and a Master of Science degree in Engineering. He is a Chartered Engineer in the United Kingdom, a Registered Professional Engineer in Hong Kong and a Fellow of the Hong Kong Institution of Engineers.



corporate responsibility

corporate governance report

Corporate Governance Practices

The Company is committed to sound corporate governance practices. The Company recognises that corporate governance practices are fundamental to the smooth, effective and transparent operation of a company and its ability to attract investment, protect the rights of shareholders and stakeholders, and enhance shareholder value.

The Company has complied with the applicable code provisions in the Code on Corporate Governance Practices ("Code") set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") throughout the year ended 31st December 2005 except as mentioned under "Non-executive Directors' Term of Office" below.

Directors' Securities Transactions

The Board of Directors of the Company has adopted the Model Code for Securities Transactions by Directors ("Model Code") set out in Appendix 10 of the Listing Rules as its own code. All Directors have confirmed following specific enquiry that they have complied with the required standards set out in the Model Code throughout the year ended 31st December 2005.

Board of Directors

As at 31st December 2005, the Board comprised sixteen Directors as follows:

Executive Directors

Mr. Canning Fok Kin-ning [(1)] *(Chairman)*
Mr. Tso Kai-sum *(Group Managing Director)*
Mr. Andrew John Hunter [(2)]
Mr. Kam Hing-lam [(3)]
Mr. Francis Lee Lan-yee
Mr. Victor Li Tzar-kuoi [(3)]
Mr. Neil Douglas McGee [(4)] *(Group Finance Director)*
Mr. Frank John Sixt
Mr. Wan Chi-tin [(5)]

Non-executive Directors

Mr. Ronald Joseph Arculli
Mrs. Susan Chow Woo Mo-fong [(6)]
Mr. George Colin Magnus [(7)]
Mr. Ewan Yee Lup-yuen

Independent Non-executive Directors

Mr. Holger Kluge
Mr. Ralph Raymond Shea
Mr. Wong Chung-hin

Notes:

(1) Appointed as Chairman on 1st November 2005.

(2) Ceased to be Group Finance Director with effect from 1st February 2006.

(3) Mr. Kam Hing-lam is an uncle of Mr. Victor Li Tzar-kuoi.

(4) Appointed as an Executive Director on 12th December 2005 and assumed position of Group Finance Director with effect from 1st February 2006.

(5) Appointed as an Executive Director on 12th December 2005.

(6) Alternate Director to Mr. Canning Fok Kin-ning.

(7) Ceased to act as Chairman and re-designated from an Executive Director to a Non-executive Director on 1st November 2005.

The Board held four meetings during the 2005 financial year. The record of attendance of each Director is as follows:

	Name of Director	Attended / Eligible to Attend
Executive Directors	Mr. Canning Fok Kin-ning *(Chairman)*	4/4
	Mr. Tso Kai-sum *(Group Managing Director)*	4/4
	Mr. Andrew John Hunter	4/4
	Mr. Kam Hing-lam	4/4
	Mr. Francis Lee Lan-yee	4/4
	Mr. Victor Li Tzar-kuoi	2/4
	Mr. Neil Douglas McGee	1/1
	Mr. Frank John Sixt	2/4
	Mr. Wan Chi-tin	1/1
Non-executive Directors	Mr. Ronald Joseph Arculli	4/4
	Mrs. Susan Chow Woo Mo-fong	4/4
	Mr. George Colin Magnus	4/4
	Mr. Ewan Yee Lup-yuen	3/4
Independent Non-executive Directors	Mr. Holger Kluge	4/4
	Mr. Ralph Raymond Shea	4/4
	Mr. Wong Chung-hin	4/4

The Board, led by the Chairman, is responsible for the approval and monitoring of Group-wide strategies and policies, approval of annual budgets and business plans, evaluating the performance of the Group, and oversight of management. Management is responsible for the day-to-day operations of the Group under the leadership of the Group Managing Director. The Group Managing Director, working with the executive management team of each operational unit, is responsible for managing the businesses of the Group, including implementation of strategies adopted by the Board.

The Executive Committee of the Board, comprising the Chairman, the Group Managing Director and the Executive Directors, meets formally, once a month, to review and discuss management reports on the performance of the Group, current plans and long term opportunities, and any other issues impacting Group businesses.

Independent Non-executive Directors

The Company has received confirmation from each of Messrs. Wong Chung-hin and Ralph Raymond Shea, Independent Non-executive Directors of the Company, that they have met all the independence guidelines set out in Rule 3.13 of the Listing Rules and that there are no other factors which may affect their independence.

The Board considers these Independent Non-executive Directors to be independent.

Mr. Holger Kluge, another Independent Non-executive Director of the Company, has made similar confirmation to the Company, save as mentioned below:

(a) He was previously a Director of Husky Oil Holdings Limited ("HOHL"), a private company in which Hutchison Whampoa Limited ("Hutchison") has a 49% interest. Hutchison is the holding company of Cheung Kong Infrastructure Holdings Limited, a substantial shareholder of the Company. He resigned from HOHL in June 2004. The Board is satisfied with Mr. Kluge's independence, as HOHL has been dormant since August 2000.

(b) In addition, Mr. Kluge was previously a Director of (i) certain trustee companies of discretionary trusts ("DTs") (including Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Discretionary Trust) in which the discretionary objects include Mr. Victor Li Tzar-kuoi and his spouse and children; (ii) certain trustee companies of unit trusts ("UTs") (including Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust) in which the DTs hold units; (iii) the holding companies of the above trustee companies (which do not carry on other businesses); and (iv) certain companies wholly owned by the UTs (derived from his directorships in the above trustee companies). Mr. Kluge resigned from his directorships referred to in (i) to (iv) above in September 2004. The Board has considered Mr. Kluge's past directorships referred to in (i) to (iv) above and is satisfied with his independence having regard to all relevant factors including the fact that Mr. Kluge has not received any remuneration or derived any other benefit for his roles as such in (i) to (iv); that Mr. Kluge did not control any of such Boards of Directors, and when performing his/their functions as trustees of the DTs and UTs, he/they exercised his/their power to hold interests in the trust assets independently without reference to the holding companies of the above trustee companies or any of Mr. Li Ka-shing, Mr. Victor Li Tzar-kuoi and Mr. Richard Li Tzar-kai as a holder of shares of these holding companies.

Chairman and Group Managing Director

The position of the Chairman (Mr. Canning Fok Kin-ning) and the Group Managing Director (Mr. Tso Kai-sum) are held by separate individuals.

Non-executive Directors' Term of Office

The Non-executive Directors are not appointed for a specific term as provided for under Code A.4.1 of the Code. According to the Company's Articles of Association, they are required to retire from office by rotation and be subject to re-election once every three years.

Remuneration Committee

The Remuneration Committee was established on 1st January 2005. It is chaired by the Chairman, Mr. Canning Fok Kin-ning with Mr. Ralph Raymond Shea and Mr. Wong Chung-hin, both Independent Non-executive Directors as members.

The principal responsibilities of the Remuneration Committee include reviewing and considering the Company's policy for remuneration of Executive

Directors and senior management, and determining their remuneration packages. Terms of reference of the Remuneration Committee which have been adopted by the Board are available on the Company's website.

The Chairman and the Group Managing Director are assisted by the Group's Human Resources Division in reviewing all relevant remuneration data and market conditions before proposing to the Remuneration Committee for consideration and approval of the remuneration of Executive Directors and senior management. The remuneration of Executive Directors and senior management is determined with reference to the Company's performance and profitability, as well as remuneration benchmarks in the industry and the prevailing market conditions.

The Remuneration Committee held one meeting in 2005 which was attended by all members. During the meeting, the Committee reviewed the policies on the remuneration of the Executive Directors and senior management of the Group and determined their remuneration for the 2006 financial year.

Nomination of Directors

On 1st November 2005, Mr. George Colin Magnus retired from the office of Chairman and Mr. Canning Fok Kin-ning was appointed Chairman by the Board in his place.

On 12th December 2005, Mr. Neil Douglas McGee and Mr. Wan Chi-tin were appointed as Executive Directors of the Company by the Board. They were nominated by the Group Managing Director, and details of their qualifications and experience had been submitted to the Directors for consideration.

Auditors' Remuneration

An analysis of KPMG and other external auditor's fees is shown in note 9 to the financial statements.

Audit Committee

The Audit Committee comprises four members. It is chaired by Mr. Wong Chung-hin (an Independent Non-executive Director) and the other members of the Committee are Mr. Ronald Joseph Arculli (a Non-executive Director), Mr. Holger Kluge (an Independent Non-executive Director) and Mr. Ralph Raymond Shea (an Independent Non-executive Director).

The Audit Committee reports directly to the Board of Directors and its principal responsibilities include the review and supervision of the Group's financial reporting and internal control systems and the review of the Company's financial statements. The Audit Committee also meets regularly with the Company's external auditors to discuss the audit process and accounting issues. Terms of reference of the Audit Committee which have been adopted by the Board are available on the Company's website.

The Audit Committee held three meetings in 2005. The record of attendance of its members is as follows:

Name of Member	Attended / Eligible to Attend
Mr. Wong Chung-hin *(Chairman)*	3/3
Mr. Ronald Joseph Arculli	2/3
Mr. Holger Kluge	3/3
Mr. Ralph Raymond Shea	2/3

During the meetings, the Audit Committee reviewed and considered the Group accounts for the year ended 31st December 2004, the audit fee for the 2004 Group accounts, the re-appointment of auditors, the policy on engagement of external auditors to supply non-audit services, internal audit plans for 2005, the accounts for the six months ended 30th June 2005, the external audit plan for 2005 financial statements, the external auditors' independence and objectivity, the Group's risk management framework and report, and all internal audit reports compiled during the year. Representatives from KPMG, the external auditors, were invited to attend two of the above meetings and they discussed various accounting issues with the Committee.

Review of Risk Management and Internal Control

The Audit Committee reviews the process by which the Group evaluates its control environment and its risk assessment process, and the way in which business and control risks are managed. The Audit Committee discusses with the Group's Internal Auditors the work plan for their audits together with their resource requirements and considers the Group Internal Audit Manager's reports to the Committee on the effectiveness of internal controls in the Group business operations.

These reviews and reports are taken into consideration by the Committee when it makes its recommendation to the Board for approval of the consolidated financial statements for the year.

Directors' Responsibility for Preparing Accounts

The Directors acknowledge their responsibility to prepare financial statements for each half and full financial year which give a true and fair view of the state of affairs of the Group.

Auditors' Reporting Responsibilities

The reporting responsibilities of KPMG, the Auditors, are stated in the Auditors' Report on page 46 of the Annual Report.

Investor Relations and Communication with Shareholders

The Company has established a range of communication channels between itself and its shareholders, investors and other stakeholders. These include the annual general meeting, the annual and interim reports, notices, announcements and circulars, the Company's website at www.heh.com and meetings with investors and analysts.

business review

year at a glance



January

Won three prizes in annual Solar Cart Race to promote use of renewable energy. Our cart beat 12 teams to win for the second consecutive year. We also won the "Earth Design Silver Award" and "Most Artistic Design Silver Award".



February

Began construction of Hong Kong's first commercial-scale wind turbine, located on Lamma Island. The 800 kW wind turbine is expected to produce 1 million units of electricity a year. It stands 71 metres, or as tall as a 24-storey building.



March

Launched Hong Kong's first ecological website with Green Power, www.hk-ecosite.com. The site introduces 25 of Hong Kong's Sites of Special Scientific Interest tc help educate the public.



July

Introduced a new corporate website that provides more diversified information and interactive services on-line, including a "Virtual Tour" of company facilities. In addition to very positive feedback from customers, we won two awards for the website.



August

Opened the Power Quality Centre in North Point to help customers with the reliability of electrical installations and power quality. The Centre uses real life examples to demonstrate the effects of power or voltage interferences and how to mitigate them.



September

Won a Government contract to manage, operate, install and maintain Hong Kong's public lighting systems. Hongkong Electric illuminated the territory's first 50 street lamps back in 1890. Today, we service over 18,000 street lights on Hong Kong and Lamma.







April

Submitted a response to Stage I consultation on the future development of the electricity market. We will continue to stress the need to balance the interests of customers and shareholders while providing a secure and reliable supply of electricity.

May

Kicked off a 3-year project, Green Lamma Green, with the Conservancy Association to plant 2,000 trees on Lamma Island. The aim is to promote tourism and sustainable development on the Island, while enriching its ecological value.

June

Celebrated the first anniversary of the Hongkong Electric Volunteers team. Around 700 dedicated staff donate their time throughout the year to various services including helping senior citizens and protecting the environment.







October

Commenced submarine cable installation work for transmitting electricity to Hong Kong Island from the Lamma Power Station Extension. The two circuits of 275kV cables will be commissioned by mid-2006 and mid-2007 to help meet electricity demand in Central and Wanchai.

November

Launched Smart Power Campaign 2005/06 with the theme of renewable energy (RE) by inviting the public to name Hong Kong's first wind power station. A wide range of activities will be organised to promote public understanding of RE, including exhibitions at MTR stations.

December

Concluded financing arrangements for Thai power station project, in which HEH has a 25% stake. Also in December, we sold part of our interests in our Australian businesses, generating a gain of HK$1,560 million for year 2005.

progressive policy

business review

HONG KONG OPERATIONS

Generation

Hong Kong depends on reliable and uninterrupted electricity supply from Hongkong Electric to help maintain its position as a leading financial and commercial centre. In 2005, the Generation Division continued to play its part in this role.

One of the most significant developments of the year was the addition of a renewable energy source for Hong Kong with the construction of the territory's first wind turbine on Lamma Island. The 800 kW turbine started to generate electricity on 26th September 2005. An exhibition centre has been built adjacent to the wind turbine so the public can learn about wind power and its benefits.

Our continuing programme to lower emissions from the Lamma Power Station by reducing our dependence on coal-fired plant progressed in 2005 as we made substantial headway in the construction of our natural gas handling facilities. The laying of the 93 km submarine gas pipeline from Shenzhen to Lamma Power Station was completed and will be ready to receive gas by mid-2006. The Liquefied Natural Gas Terminal in Shenzhen in which we have a 3% interest is under construction, with targeted completion set for mid-2006. We have set up a safety management system for the natural gas facilities and have planned extensive natural gas safety training for early 2006.

The price of coal remained high for most of 2005, presenting challenges for us. We were able to mitigate in part higher coal costs by adjusting the varieties of coal we burned, while still maintaining the reliability of our generation units. In 2005, we consumed over 4.3 million tonnes of coal. Our expectation in 2006 is for a continued volatility in coal markets with prices above historic levels.

Work on the Lamma Power Station Extension continues. Unit L9, a new 300 MW class gas-fired combined-cycle unit, is on schedule for a target commissioning date in August 2006. All superstructure works, including the Main Station Building and the 275 kV Switching Station building, were completed in 2005. Construction of the chimney and some underground works are underway.

The Plant Ownership Scheme, which seeks to empower staff by making them responsible for plant performance at the Lamma Power Station now covers 31 plant areas. Through the scheme we expect to be able to further improve reliability of our equipment and reduce operational and maintenance costs.

Ongoing refurbishment and maintenance projects have resulted in cost savings by enhancing the reliability and productivity of our operations.



The first gas-fired unit of Lamma Power Extension is scheduled for commissioning in August 2006.



reliable power

Transmission and Distribution

The Transmission and Distribution Division (T&D) continued to achieve world-class service standards. Supply reliability in 2005 was in excess of 99.999%, this is the ninth consecutive year, since 1997 that this level of reliability has been achieved.

Unit sales growth in electricity for 2005 was 1.5%. Of the 10,755 million kWh of electricity sold, commercial sales made up 73.2%, domestic sales 22.7% and industrial sales 4.1%. Maximum demand in 2005 was 2,565 MW compared with 2,588 MW in 2004.

Ensuring Supply Meets Demand

Improving and refurbishing the transmission and distribution system to meet customer demand is an ongoing requirement. Installation of the 275 kV cable circuits from Lamma Island to the Marsh Road Switching Station has made good progress. The laying of submarine cables across the East Lamma Channel started in November and construction of the switching station superstructure started in December 2005. In 2005 we completed several transmission projects, including the commissioning of the 132 kV gas ring main units at Morrison Hill and improvement work at the 11 kV zone substation at Chung Hom Kok. Altogether 40 new distribution substations were commissioned in 2005, bringing the total number of distribution substations to 3,597. We also laid 240.7 km of cabling in 2005 for new supply and system reinforcement.

Loss Prevention and Reliability Review

We continued to review the transmission and distribution system in 2005 with the objective of further improving reliability and operational safety. The recommendations arising from the 2004 Loss Prevention and Reliability Review were progressively implemented in 2005. We continued to study major blackout incidents in other countries in order to map out preventive measures. We looked at mitigating risks from such events as hill fires, landslips, flooding and other interferences with our transmission and distribution system and we also launched initiatives to mitigate the effect of equipment failure in high-traffic and other high impact areas.

Productivity 1996-2005


Units sold per employee
(millions of kWh)
6.0
5.5
5.0
4.5
4.0
3.5
3.0
96
97
98
99
00
01
02
03
04
05

Units Sold 1996-2005 (millions of kWh)


Commercial
Domestic
Industrial
10,000
8,000
6,000
4,000
2,000
0
96
97
98
99
00
01
02
03
04
05

Note:

A detailed analysis of the ten-year operating statistics can be found on Page 105.

outstanding performance

business review

Customer Service

Our mission is to deliver superior customer service while maintaining a culture of integrity, respect, trust and care. Chief among our goals each year is to achieve or surpass all of our pledged Customer Service Standards, once again we accomplished this in 2005. In one area related to the average time to restore supply after interruption, we achieved an average time 41 minutes faster than our service pledge time of within 2 hours. The number of calls to our Customer Emergency Services Centre decreased by 20% in 2005, and the average waiting time for our customers' calls to be answered was only 5 seconds, well below our service target of less than 9 seconds. Our customers demonstrated their satisfaction with our services by making 1,020 unsolicited commendations. This was a record high for the fifth consecutive year.

Service Enhancements

The Customer Liaison Group, which was set up in 1992 to help improve service quality by providing a communication channel with our customers, was revamped in 2005. To enhance our service culture, we held a customer services symposium in May 2005. Representatives from leading service organisations were invited to share their ideas and experiences about customer service. A Power Quality Centre (PQC) was inaugurated in August 2005 to strengthen our advisory services on power quality issues. The PQC is equipped with an array of mock-up installations and display modules to demonstrate the effect of power or voltage fluctuations and how to mitigate their effects.

The 4th Edition of the "Guide to Connection of Supply" and its CDROM was issued in 2005 to provide customers and contractors with updated information on the latest interface requirements with our supply equipment.

In June 2005, we introduced a credit card autopay service as a new payment method for electricity bills. Later in the year, we launched a large-font bill and booklet to assist senior citizens and those with impaired eye-sight. In 2006, we plan to start developing and implementing the Hongkong Electric Customer Information System, with this new system we expect to be able to further improve our customer services.

We launched a new corporate website in 2005 to enhance content and user-friendliness in browsing. Various new e-services and functions were introduced, such as a virtual tour of our facilities, an on-line energy survey, and an e-subscription for updated news and services. Positive feedback from customers on the new website has been received and the site was recognised with two awards.

Written Commendation Statistics 1996-2005



1,000
900
800
700
600
500
400
300
200
100
0
96
97
98
99
00
01
02
03
04
05



human resources

Health and Safety

Hongkong Electric promotes a "safety first" culture in all of its activities. A Corporate Health and Safety Committee was established in 2005 to enhance our existing safety management organisation structure.

"Safe Working at Height" was one of our successful safety promotions organised in 2005. We also established a safety management system for natural gas facilities in preparation for the use of natural gas at the Lamma Power Station.

Once again, in 2005 our staff participated in several safety quizzes and health and safety award competitions. We won the Cup Championship in the Occupational Safety and Health (OSH) Quiz jointly organised by the Labour Department and the Occupational Safety & Health Council. We were awarded the Gold Award for Safety Management and the Silver Award for Best Presentation in the 2005 Hong Kong Occupational Safety & Health Forum.


職安健 常識問答比賽

For the 8th year, our team won the OSH Quiz Cup Championship jointly organised by the Labour Department and the Occupational Safety & Health Council.

Improving our Talent Base

We place a high priority on training and career development as a way to maintain and enhance operational efficiency. In 2005, there was a substantial increase in training, with Generation and T&D investing over 77,400 (up 27%) and 22,400 (up 35%) man-hours respectively in training activities. We organised training seminars, workshops and on-the-job training exercises in such areas as technical skills, safety, quality management, environmental awareness, and computing skills.

As we prepare for the commissioning of our new natural gas handling facilities, we have increased the number of trainees and apprentices that we employ and the amount of time we devote to their training. For the third consecutive year, one of our craft apprentices received an outstanding apprentice award from the Vocational Training Council.



Training the next generation of managers and leaders is an ongoing process at Hongkong Electric. Our workshops cover everything from project management to environmental protection.

community engagement

Community Activities

During the year, we continued to organise and participate in many community, social and recreational activities. In 2005, we received the Community Chest's President's Award for our support of "Corporate and Employee Contribution Programme", "Walks for Millions", and "Dress Casual Day". We were named a "Caring Company" by the Hong Kong Council of Social Service for the third consecutive year.

The Hongkong Electric Volunteers team, now numbering over 700 employees, continued to provide active service to the community through two programmes for the benefit of senior citizens. One programme involved visiting senior citizens in public housing estates to inspect and replace any sub-standard plugs and sockets in their homes. The other programme was jointly organised with the Christian Family Service Centre and promoted the use of music therapy to benefit the mental and physical health of senior citizens.

We participated in the Community Chest's Walks for Millions and Oxfam's Trailwalker. We were also active in supporting environmental causes such as Green Power and the Conservancy Association. The Company won the Utilities/Transport Trophy for the sixth consecutive year in the 24-hour Hong Kong Grand Prix Round Table Pedal car race. We took top honours in the 5th Solar Cart Race organised by Friends of the Earth.

On the first two Sundays in October, we hosted the Hongkong Electric 2005 Family Day at the Lamma Power Station which attracted 3,300 employees, family members and friends. Our employees acted as guides to their family members and friends of the power station facilities and the places where they worked.

Celebrating its 16th year of giving, the Hongkong Electric Centenary Trust once again provided financial assistance to organisations serving senior citizens and to secondary school students in the form of scholarships. The trust awarded 170 scholarships and promoted life-long learning and volunteerism for senior citizens. The Lamma Fund which was established to improve community facilities and promote environmental conservation on Lamma Island supported the reconstruction of the Tin Hau Temple.



Our Volunteers team, made up of over 700 colleagues, invested more than 2,500 hours of service in 2005 helping the senior citizens and protecting the environment.



Over 3,300 staff and their family members and friends enjoyed the rare opportunity to tour the Lamma Power Station on HEC Family Day in October.



clean world



Environmental Activities

Reaffirming the Company's commitment to developing renewable energy, our 800 kW wind turbine began generating electricity last year. As Hong Kong's first wind turbine, it is a promise of cleaner energy. An exhibition centre at the site has been opened to promote public understanding of wind power and other forms of renewable energy.

During 2005, we continued to increase our usage of wastewater and rainwater to reduce consumption of fresh water, and we used fly ash for land reclamation and formation at our Lamma Power Station Extension site.

Last year, both the T&D Environmental Management System and the T&D Integrated Management System, successfully obtained independent certification to the respective ISO standards by the Hong Kong Quality Assurance Agency. These two certificates were the first of their kind for our Company and further demonstrate our commitment to environmental protection.

For the 10th consecutive year we were the title sponsor of the "Clean Up the World in Hong Kong" Campaign organised by Green Power. More than 100 staff and their families removed 50 kilos of waste from Aberdeen Country Park after the Mid-Autumn Festival. We also collaborated with Green Power to launch Hong Kong's first ecological website devoted to Sites of Special Scientific Interest (SSSIs) at www.hk-ecosite.com. The website profiles 25 SSSIs around Hong Kong that are of special scientific interest because of their flora, fauna, geological, geographical or physiographic aspects.

In 2005, we teamed up with the Conservancy Association to launch a 3-year programme aimed at greening Lamma Island and promoting sustainable development. Our target by the end of 2007 is for a total of about 2,000 trees to have been planted along the Family Trail.

Promoting energy efficiency among students is the aim of our Smart Power Campaign, launched in 2003. In 2005, close to 4,000 students from 23 primary schools took part in various activities. We launched a new round of activities in November 2005 with the theme of renewable energy.


共創「綠」南
Green Lamma Green

The Green Lamma Green programme jointly organised by Hongkong Electric and the Conservancy Association has pledged to plant 2,000 trees in 3 years to promote eco-tourism and sustainable development.



As part of Hong Kong's first wind power station, an adjacent exhibition centre educates visitors on renewable energy and provides real-time data on wind velocity and power output.

global opportunities

INTERNATIONAL OPERATIONS

Internationally the Company looks at investment opportunities that offer earnings predictability at acceptable levels of risk. In order to capitalise on our technical expertise, we focus on the areas of power generation, transmission and distribution.

Australian Operations

Our operations in Australia continued to perform well in 2005. Solid financial performance was achieved through a combination of increased electricity consumption and customer growth, as well as a continued focus on operational efficiency. During the year, the businesses concluded tariff resets which should ensure stable returns over the next five years.

In December 2005, Hongkong Electric International (HEI) sold 22.07% of its attributable interest in ETSA Utilities, Powercor and CitiPower, realizing a gain of HK$1,560 million. HEI will continue to benefit from the earnings generated by the remaining 27.93% ownership in the three Australian electricity distribution networks.

ETSA Utilities

ETSA Utilities is the sole electricity distributor in the State of South Australia, serving over 758,000 customers. The business exceeded key financial targets, maintained its safety performance and continued to focus on improving customer service.

Powercor Australia Limited

Powercor Australia is the State of Victoria's largest electricity distributor, with a network serving over 620,000 customers. Despite some severe weather during 2005, Powercor recorded its best-ever result in terms of supply reliability, surpassing regulatory benchmarks. Customer satisfaction also continued to rise.

CitiPower I Pty Ltd

CitiPower delivers through its distribution network electricity to over 280,000 premises across Melbourne's central business district and inner suburbs. The network set new records for supply reliability. Annual surveys of employee and customer satisfaction remained strong.


CITIPOWER

CitiPower captures rainwater in storage tanks at two of its depots for use in the high pressure washing of its vehicles.



Two ETSA Utilities employees go over plans for new customer connections near Adelaide. ETSA now installs underground powerlines in all new developments.



Melbourne at night. CitiPower supplies electricity to the heart of Melbourne and to more than 280,000 customers in the inner suburbs.


Underground
Cable Service Unit

CitiPower and Powercor took the lead in introducing technology that accurately pinpoints the location of an underground cable and minimises the area needed to excavate to repair a fault.

U.K. Operations

Northern Gas Networks Limited

The acquisition of a 19.9% stake in Northern Gas Networks Limited (NGN) was completed in June 2005 and the business has already made a strong start in achieving both its operational and financial targets. NGN is one of eight gas distribution networks in the UK supplying gas to 2.5 million consumers in northern England from the Scottish border to South Yorkshire. The NGN network comprises 36,000 km of gas pipes.



Thailand Operations

Ratchaburi Power Company Limited

Financing arrangements were concluded in early 2006 for the construction of a 1,400 MW gas fired power station in Ratchaburi Province Thailand in which we have a 25% interest. Construction is scheduled to commence in 2006 and the power station is expected to be commissioned in stages commencing in 2008.

Associated Technical Services Limited

Associated Technical Services Limited (ATS) is a wholly-owned subsidiary specialising in a full range of professional consultancy and engineering services in Hong Kong and overseas. In 2005 ATS completed major projects in Turkey, Thailand and the Philippines and secured eight new overseas projects and three new projects in Hong Kong.

financial summary

Commentary on variances in the Consolidated Profit and Loss Account and Balance Sheet

Consolidated Profit and Loss Account	2005 HK$M	2004 Restated HK$M	Increase/ (Decrease) HK$M	%	Commentary
Turnover	**11,622**	11,407	215	1.9	This increase is mainly due to an increase in electricity sales in Hong Kong.
Other Revenue and Net Income	**1,059**	938	121	12.9	This increase is mainly due to dividend income received from unlisted securities.
Direct and Other Operating Costs	**4,926**	4,759	167	3.5	This increase is mainly due to higher Government rent and rates, fuel costs and depreciation.
Finance Costs	**588**	569	19	3.3	This increase is mainly due to higher interest rates but partly offset by a reduction of Group's external borrowings.
Profit on Disposal of Interest in Associates	**1,560**	–	1,560	–	It represents the profit on disposal of approximately 22.07% attributable interest in Australian associates.
Share of Profits less Losses of Associates	**1,050**	419	631	150.6	This increase is mainly due to the strong performance of our Australian associates.
Income Tax	**1,215**	1,180	35	3.0	This increase is mainly due to higher profit before taxation.
Scheme of Control Transfers	**–**	–	–	–	
Profit Attributable to Equity Shareholders					
- Local Activities	**5,508**	5,521	(13)	-0.2	This decrease is mainly due to higher Government rent and rates, fuel costs and depreciation.
- Overseas Activities	**3,054**	735	2,319	315.5	This increase is mainly due to a profit on disposal of attributable interest in Australian associates and the strong performance of our Australian associates.
Profit for the Year	**8,562**	6,256	2,306	36.9	

Consolidated Balance Sheet	2005 HK$M	2004 Restated HK$M	Increase/ (Decrease) HK$M	%	Commentary
Fixed Assets	**46,258**	45,276	982	2.2	The Group's capital expenditure for the year amounted to HK$3,005 million, invested principally in generation, transmission and distribution assets. Depreciation and amortisation charges for the year were HK$1,964 million. Total disposals of fixed assets amounted to HK$59 million (net book value).
Interest in Associates	**5,780**	8,914	(3,134)	-35.2	The decrease is mainly due to a disposal of 22.07% attributable interest in Australian associates in 2005.
Other Assets	**9,070**	4,493	4,577	101.9	This increase is mainly due to additional cash inflow generated by the disposal of interest in Australian associates and purchase of an unlisted security – Northern Gas Networks Limited.
Bank Loans and Other Borrowings	**10,645**	12,997	(2,352)	-18.1	This decrease is mainly due to reduction of financing requirements for overseas businesses.
Current and Deferred Taxation	**5,602**	5,466	136	2.5	This increase is mainly due to higher deferred tax provision.
Other Liabilities	**3,176**	2,648	528	19.9	This increase is mainly due to the inclusion of derivative financial instruments liability and higher employee retirement benefit liability.
Rate Reduction Reserve and Development Fund	**–**	–	–	–	
Net Assets	**41,685**	37,572	**4,113**	10.9	
Net Loss Not Recognised in Consolidated Profit and Loss Account			**(671)**		Exchange differences arising on the translation of the Group's investment in overseas' subsidiaries and associates, cash flow hedge of derivative financial instruments and actuarial gains and losses of employee retirement benefit schemes which were debited directly to reserves.
Dividends Paid			**(3,778)**		Previous year's final dividend and current year's interim dividend, which were approved and paid during the year.
Profit for the Year			**8,562**		

Capital Expenditure, Liquidity, Financial Resources and Gearing Ratio

Capital expenditure during the year amounted to HK$3,005 million, which was primarily funded by cash from operations. Total external borrowings outstanding at year-end were HK$10,645 million (2004 : HK$12,997 million), comprising unsecured bank loans, unsecured deferred creditors and debt securities in issue. In addition, the Group has undrawn committed bank facilities of HK$3,465 million (2004 : HK$5,376 million) and available liquid funds of HK$4,561 million (2004 : HK$1,426 million). Gearing ratio (net debt/shareholders' funds) at 31st December 2005 was 15% (2004 : 31%).

Treasury Policies, Financing Activities and Capital Structure

We finance our operations and business expansion by a combination of internal resources, bank borrowings and debt issuance. We manage our financing activities to ensure that committed facilities are available for refinancing and business growth.

Capitalising on the liquidity in debt markets and the low interest rate environment, Hongkong Electric, through its subsidiary Hongkong Electric Finance Limited, issued HK$500 million 4.15% p.a. fixed rate notes due 2015 in May 2005. The issue was made out of the Medium Term Note Programme established in 2002.

In December 2005, the Group disposed of a 22.07% attributable interest in its Australian electricity distribution business. The disposal generated a A$948 million (HK$5,405 million) cash inflow for the Group, A$488 million (HK$2,781 million) of which was utilised to reduce borrowings associated with the investment in the distribution business.

At 31st December 2005, the profile of our external borrowings after taking into account currency and interest rate swaps was as follows:

68% Hong Kong Dollars
32% Australian Dollars


32%
68%

By Currency

4% Within 1 Year
87% Between 2 to 5 Years
9% Beyond 5 Years


4%
9%
87%

By Maturity

76% Bank Loans
23% Capital Market Instruments
1% Suppliers' Credits


1%
23%
76%

By Structure

65% Fixed or Capped Rate
35% Floating Rate


35%
65%

By Interest Rate Structure

Currency and interest rate risks are actively managed in accordance with our treasury policy. We use derivative financial instruments primarily for managing interest rate and foreign currency risks and do not engage in speculative transactions. Treasury transactions are only executed with counterparties with acceptable credit ratings to control credit risk exposure. Foreign currency transaction exposure is managed, utilising forward contracts and interest rate and currency swaps. As at 31st December 2005, approximately 80% of the Group's transaction exposure was either denominated in US dollars or hedged into Hong Kong or US dollars. Currency exposure arising from overseas investments is mitigated by financing those investments with local currency borrowings.

The Group's policy is to maintain a substantial portion of its debt in fixed or capped rate. Interest rate risk is managed by either securing fixed or floating rate borrowings or by using interest rate swaps and caps. The contractual notional amounts of derivative instruments outstanding at 31st December 2005 amounted to HK$10,210 million (2004 : HK$20,598 million).

20% Cross Currency Swaps
63% Interest Rate Swaps & Caps
17% Foreign Exchange Forward Contracts


17%
20%
63%

Derivative Financial Instruments

Contingent Liabilities

As at 31st December 2005, the Company has issued guarantees in respect of development security of an associate amounting to HK$33 million (2004 : HK$35 million).

The Company has given guarantees and indemnities in respect of bank and other borrowing facilities available to subsidiaries and financial commitments of subsidiaries totalling HK$5,002 million (2004 : HK$11,136 million). Out of this amount, HK$4,781 million (2004 : HK$9,238 million), while being a contingent liability of the Company, is reflected in the Consolidated Balance Sheet of the Group.

A wholly-owned subsidiary of the Company, The Hongkong Electric Company, Limited, has given guarantees to third parties in respect of the value of leased equipment of HK$210 million (2004 : HK$210 million) at expiry of the lease.

Employees

The Group continues its policy of pay by performance and market pay rates are monitored to ensure competitiveness is maintained. The Group's total remuneration costs for the year ended 31st December 2005, excluding directors' emoluments, amounted to HK$889 million (2004: HK$945 million). As at 31st December 2005, the Group employed 1,987 (2004 : 2,045) permanent staff. No share option scheme is in operation.

Apart from well-established training schemes for university graduates, trainee technicians and apprentices, the Group also provides training for employees in language, computer knowledge and technology relevant to our industry. As well there are job-related courses to enhance the general skills and knowledge of our employees.

report of the directors

(Expressed in Hong Kong Dollars)

The Directors have pleasure in submitting their Annual Report together with the audited financial statements for the year ended 31st December 2005.

Group Activities

The principal activity of the Group is the generation and supply of electricity.

Financial Statements

The Consolidated Profit and Loss Account for the year ended 31st December 2005 is set out on page 47 and shows the Group profit after tax and Scheme of Control transfers, of $8,562 million (2004 restated : $6,256 million). The state of the Company's and the Group's affairs as at 31st December 2005 are set out in the financial statements on pages 47 to 101.

Dividends

An interim dividend of 58 cents (2004 : 58 cents) per share was paid to shareholders on 23rd September 2005 and the Directors recommend a final dividend of $1.01 (2004 : $1.19) per share and a special dividend of $0.73 per share (2004 : $nil) payable on 12th May 2006 to shareholders who are registered on the register of members on 11th May 2006.

Reserves

Movements in the reserves of the Company and the Group during the year are set out in the Statement of Changes in Equity on pages 50 to 52.

Charitable Donations

Charitable donations made by the Group during the year amounted to $2.3 million (2004 : $2.6 million).

Fixed Assets

Additions of fixed assets for the year amounted to $3,005 million (2004 : $2,246 million). The movements in fixed assets during the year are set out in note 15 to the financial statements.

Subsidiaries

Particulars of the name, principal activities and place of operation and issued share capital of principal subsidiaries are set out in Appendix 2 on page 100 of the Annual Report.

Summary of Five Year Financial Results

The summary of five year financial results of the Group is set out on page 102 of the Annual Report.

Directors

The Directors in office at the date of this report are listed on the inside back cover page of the Annual Report.

Mr. George Colin Magnus retired from the office of Chairman and was re-designated from an Executive Director to a Non-executive Director on 1st November 2005. Mr. Canning Fok Kin-ning was appointed Chairman on the same date.

Mr. Neil Douglas McGee and Mr. Wan Chi-tin were appointed as Directors on 12th December 2005. They will retire from office at the forthcoming Annual General Meeting to be held on 11th May 2006 pursuant to Article 99 of the Articles of Association of the Company. Mr. Ralph Raymond Shea and Mr. Wong Chung-hin will retire by rotation under Article 116 and Code Provision A.4.2 set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"). These Directors, being eligible, offer themselves for re-election.

Directors' Service Contracts

None of the Directors offering themselves for re-election at the forthcoming Annual General Meeting has a service contract which is not determinable by the Company within one year without payment of compensation (other than statutory compensation) (2004 : Nil).

Contracts of Significance

No contract of significance to which the Company or any of its subsidiaries was a party and in which a Director of the Company had a material interest, subsisted at the end of the year or at any time during the year.

Major Customers and Suppliers

The Group's five largest customers combined did not exceed 30% of the Group's total turnover for the years ended 31st December 2005 and 2004.

The largest supplier of revenue items for the year represents 18.7% (2004 : 26.9%) of the Group's total purchase of revenue items, and the combined total of the largest five suppliers accounts for 63.2% (2004 : 65.5%).

At 31st December 2005, none of the Directors or shareholders to the knowledge of the Directors, have any interest in the above five largest suppliers.

Connected Transactions

(1) On 9th November 2005, the Company and Cheung Kong Infrastructure Holdings Limited ("CKI"), a substantial shareholder holding 38.87% of the issued share capital of the Company, entered into an agreement ("Agreement") pursuant to which the Company agreed to procure the sale to CKI of an approximate 22.07% attributable interest in each of ETSA Utilities ("ETSA") and CKI/HEI Electricity Distribution Holdings (Australia) Pty Ltd ("CHEDHA"). ETSA owns an electricity distribution business in South Australia. CHEDHA is the holding company of CitiPower and Powercor, both of which own electricity distribution businesses in Victoria, Australia. The consideration was determined by reference to the aggregate of (i) the gross proceeds of the initial public offering ("IPO") of Spark Infrastructure Fund ("Fund") which consists of, inter alia, part of CKI's attributable interests in ETSA and CHEDHA (together, the "Asset Companies") to be disposed of by CKI to the Fund which was to be listed on the Australian Stock Exchange; and (ii) the proceeds of a bank financing to be undertaken by the Fund after deducting all the costs relating to the IPO. Accordingly, the minimum and the maximum consideration was expected to be between approximately A$948 million (approximately HK$5,432 million) and (but could be more than) approximately A$1,039 million (approximately HK$5,953 million) respectively.

The sale would allow the Company to re-allocate its capital for further developments and investments, while still retaining a significant attributable interest in the Asset Companies.

The Agreement constituted discloseable and connected transactions of the Company under the Listing Rules. Shareholders have been informed of the Agreement in a newspaper announcement published on 10th November 2005 and a circular to shareholders dated 25th November 2005, and the particulars thereof are herein disclosed pursuant to Rule 14A.45 of the Listing Rules.

(2) On 23rd December 2005, CKI/HEI Infrastructure Holdings Pty Ltd ("CHIP", formerly known as CKI/HEI Telecommunications Pty Ltd), a wholly owned subsidiary of CKI/HEI Electricity Holdings (Malaysian) Limited ("CHEM"), and Powercor Australia Holdings Pty Ltd ("Powercor") entered into an agreement pursuant to which CHIP agreed to purchase from Powercor the entire issued share capital of Silk Telecom Pty Ltd ("Silk", formerly known as Powercor Australia Telecommunications Pty Ltd). Silk had entered into agreements to acquire certain telecommunications assets. CHEM is indirectly owned as to 50% by the Company and as to 50% by CKI. CKI is a substantial shareholder holding 38.87% of the issued share capital of the Company, and as such, CHEM is a connected person of the Company under the Listing Rules. The Company was to provide financial assistance to CHEM in an amount of A$8.5 million (approximately HK$48 million) for completion of the purchase and an amount up to A$4 million (approximately HK$23 million) for Silk's future operations. 75% of the abovementioned financial assistance, up to the amount of A$9.4 million (approximately HK$53 million) would be in the form of unsecured interest bearing loan, while the remaining 25%, up to the amount of A$3.1 million (approximately HK$18 million) would be in the form of non-interest bearing equity loan. The interest bearing portion of the financial assistance would be provided at an interest rate of 10.5% per annum and repayable on 30th December 2015 and in all other respects, on normal commercial terms.

The above financing arrangement constituted a connected transaction of the Company under the Listing Rules. Shareholders have been informed of this arrangement in a newspaper announcement published on 28th December 2005 and the particulars thereof are herein disclosed pursuant to Rule 14A.45 of the Listing Rules.

Directors' Interests

At 31st December 2005, the interests of the Directors in the issued share capital of the Company and its associated corporations (within the meaning of the Securities and Futures Ordinance ("SF Ordinance")) as recorded in the register required to be kept under section 352 of the SF Ordinance were as follows:

Long Positions in Shares and Underlying Shares of the Company

Name of Director	Capacity	Nature of Interests	Number of Shares Held	Number of Underlying Shares Held	Total	Approximate % of Shareholding
Victor Li Tzar-kuoi	Interest of child or spouse	Family	151,000	–	850,740,813	39.86%
	Beneficiary of trusts	Other	829,599,612 *(Note 1)*	20,990,201 *(Note 2)*		
Ronald Joseph Arculli	Interest of controlled corporation	Corporate	2,011	–	2,011	≈ 0%
Francis Lee Lan-yee	Beneficial owner	Personal	739	–	739	≈ 0%

Notes:

(1) These shares are held by subsidiaries of Cheung Kong Infrastructure Holdings Limited ("CKI").

The discretionary beneficiaries of each of The Li Ka-Shing Unity Discretionary Trust ("DT1") and another discretionary trust ("DT2") are, inter alia, Mr. Victor Li Tzar-kuoi, his wife and children, and Mr. Richard Li Tzar-kai. Each of Li Ka-Shing Unity Trustee Corporation Limited ("TDT1", which is the trustee of DT1) and Li Ka-Shing Unity Trustcorp Limited ("TDT2", which is the trustee of DT2) holds units in The Li Ka-Shing Unity Trust ("UT1") but is not entitled to any interest or share in any particular property comprising the trust assets of the said unit trust. Li Ka-Shing Unity Trustee Company Limited ("TUT1") as trustee of UT1 and its related companies in which TUT1 as trustee of UT1 is entitled to exercise or control the exercise of one-third or more of the voting power at their general meetings ("TUT1 related companies") hold more than one-third of the issued share capital of Cheung Kong (Holdings) Limited ("CKH"). Certain subsidiaries of CKH in turn together hold more than one-third of the issued share capital of Hutchison Whampoa Limited ("HWL"). A subsidiary of HWL in turn holds more than one-third of the issued share capital of CKI.

The entire issued share capital of TUT1 and of the trustees of DT1 and DT2 are owned by Li Ka-Shing Unity Holdings Limited ("Unity Holdco"). Each of Mr. Li Ka-shing, Mr. Victor Li Tzar-kuoi and Mr. Richard Li Tzar-kai is interested in one-third of the entire issued share capital of Unity Holdco. TUT1 is only interested in the shares of CKH by reason only of its obligation and power to hold interests in those shares in its ordinary course of business as trustee and, when performing its functions as trustee, exercises its power to hold interests in the shares of CKH independently without any reference to Unity Holdco or any of Mr. Li Ka-shing, Mr. Victor Li Tzar-kuoi and Mr. Richard Li Tzar-kai as a holder of the shares of Unity Holdco as aforesaid.

By virtue of the above and as a discretionary beneficiary of each of DT1 and DT2 and as a Director of CKH, Mr. Victor Li Tzar-kuoi is taken to have a duty of disclosure in relation to the shares of CKH held by TUT1 as trustee of UT1 and TUT1 related companies, the shares of HWL held by the subsidiaries of CKH, the shares of CKI held by the subsidiary of HWL and the shares of the Company held by the subsidiaries of CKI under the SF Ordinance as a Director of the Company. Although Mr. Richard Li Tzar-kai is interested in one-third of the entire issued share capital of Unity Holdco and is a discretionary beneficiary of each of DT1 and DT2, he is not a director of CKH and has no duty of disclosure in relation to the shares of CKH held by TUT1 as trustee of UT1 and TUT1 related companies under the SF Ordinance.

(2) Such underlying shares of the Company are held by an indirect wholly owned subsidiary of CKH by virtue of the HK Dollar equity-linked notes due 2007 issued under HK$10,000,000,000 retail note issuance programme.

By virtue of the interests in the shares of CKH taken to have by Mr. Victor Li Tzar-kuoi under the SF Ordinance as described in Note (1) above which represent more than one-third of the issued share capital of CKH and as a Director of the Company, Mr. Victor Li Tzar-kuoi is taken to have a duty of disclosure in relation to the said interest in the underlying shares of the Company under the SF Ordinance.

Mr. Victor Li Tzar-kuoi, by virtue of his interests as described in Note (1) above and as a Director of the Company, is also deemed to be interested in the shares of subsidiaries and associated companies of the Company held through the Company under the SF Ordinance.

Short Positions in Underlying Shares of the Company

As at 31st December 2005, Mr. Victor Li Tzar-kuoi, as a Director of the Company, was deemed to be interested in the 20,990,201 underlying shares of the Company by virtue of the HK Dollar equity-linked notes due 2007 issued under HK$10,000,000,000 retail note issuance programme held by a wholly owned subsidiary of CKH by virtue of his interests in the shares of CKH as described in Note (1) above.

Save as disclosed above, at 31st December 2005, none of the Directors or chief executives had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SF Ordinance) which were required to be notified to The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Part XV of the SF Ordinance or which were recorded in the register required to be kept by the Company under Section 352 of the SF Ordinance, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors in the Listing Rules.

Interests of Shareholders Discloseable under the SF Ordinance

According to the register kept under Section 336 of the SF Ordinance and information received by the Company, at 31st December 2005, shareholders (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Part XV of the SF Ordinance were as follows:

Long Positions in Shares and Underlying Shares of the Company

Name	Capacity	Number of Shares Held	Number of Underlying Shares Held	Total	Approximate % of Shareholding
Silchester International Investors Limited	Investment Manager	106,773,457	–	106,773,457	5.00%
Interman Development Inc.	Beneficial owner	186,736,842 *(Note 1)*	–	186,736,842	8.75%
Venniton Development Inc.	Beneficial owner	197,597,511 *(Note 1)*	–	197,597,511	9.26%
Univest Equity S.A.	Beneficial owner	279,011,102 *(Note 1)*	–	279,011,102	13.07%
Monitor Equities S.A.	Beneficial owner & Interest of controlled corporation	287,211,674 *(Note 1)*	–	287,211,674	13.46%
Hyford Limited	Interest of controlled corporations	829,599,612 *(Note 2)*	–	829,599,612	38.87%
Cheung Kong Infrastructure Holdings Limited	Interest of controlled corporations	829,599,612 *(Note 2)*	–	829,599,612	38.87%
Hutchison Infrastructure Holdings Limited	Interest of controlled corporations	829,599,612 *(Note 3)*	–	829,599,612	38.87%
Hutchison International Limited	Interest of controlled corporations	829,599,612 *(Note 3)*	–	829,599,612	38.87%
Hutchison Whampoa Limited	Interest of controlled corporations	829,599,612 *(Note 3)*	–	829,599,612	38.87%
Cheung Kong (Holdings) Limited	Interest of controlled corporations	829,599,612 *(Note 4)*	20,990,201 *(Note 7)*	850,589,813	39.85%
Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust	Trustee	829,599,612 *(Note 5)*	20,990,201 *(Note 7)*	850,589,813	39.85%
Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust	Trustee & beneficiary of a trust	829,599,612 *(Note 6)*	20,990,201 *(Note 7)*	850,589,813	39.85%
Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust	Trustee & beneficiary of a trust	829,599,612 *(Note 6)*	20,990,201 *(Note 7)*	850,589,813	39.85%
Li Ka-shing	Founder of discretionary trusts & interest of controlled corporations	829,599,612 *(Note 6)*	20,990,201 *(Note 7)*	850,589,813	39.85%

Short Positions in Underlying Shares of the Company

Name	Capacity	Number of Underlying Shares Held	Approximate % of Shareholding
Cheung Kong (Holdings) Limited	Interest of a controlled corporation	20,990,201 *(Note 7)*	0.98%
Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust	Trustee	20,990,201 *(Note 7)*	0.98%
Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust	Trustee & beneficiary of a trust	20,990,201 *(Note 7)*	0.98%
Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust	Trustee & beneficiary of a trust	20,990,201 *(Note 7)*	0.98%
Li Ka-shing	Founder of discretionary trusts & interest of controlled corporations	20,990,201 *(Note 7)*	0.98%

Notes:

(1) These are direct or indirect wholly-owned subsidiaries of Hyford Limited ("Hyford") and their interests are duplicated in the same 829,599,612 shares of the Company held by Hyford described in Note (2) below.

(2) Cheung Kong Infrastructure Holdings Limited ("CKI") is deemed to be interested in the 829,599,612 shares of the Company as referred to in Note (1) above as it holds more than one-third of the issued share capital of Hyford indirectly. Its interests are duplicated in the interest of Hutchison Whampoa Limited ("HWL") in the Company described in Note (3) below.

(3) HWL is deemed to be interested in the 829,599,612 shares of the Company as referred to in Note (2) above as it holds more than one-third of the issued share capital of Hutchison International Limited, which holds more than one-third of the issued share capital of Hutchison Infrastructure Holdings Limited ("HIH"). HIH holds more than one-third of the issued share capital of CKI.

(4) Cheung Kong (Holdings) Limited ("CKH") is deemed to be interested in the 829,599,612 shares of the Company as referred to in Note (3) above as certain subsidiaries of CKH hold more than one-third of the issued share capital of HWL.

(5) Li Ka-Shing Unity Trustee Company Limited ("TUT1") as trustee of The Li Ka-Shing Unity Trust ("UT1") is deemed to be interested in those shares of the Company described in Note (4) above as TUT1 as trustee of UT1 and its related companies in which TUT1 as trustee of UT1 is entitled to exercise or control the exercise of one-third or more of the voting power at their general meetings hold more than one-third of the issued share capital of CKH.

(6) By virtue of the SF Ordinance, each of Mr. Li Ka-shing, being the settlor and may being regarded as a founder of each of The Li Ka-Shing Unity Discretionary Trust ("DT1") and another discretionary trust ("DT2") for the purpose of the SF Ordinance, Li Ka-Shing Unity Trustee Corporation Limited ("TDT1") as trustee of DT1 and Li Ka-Shing Unity Trustcorp Limited ("TDT2") as trustee of DT2 is deemed to be interested in the same block of shares TUT1 as trustee of UT1 is deemed to be interested in as referred to in Note (5) above as all issued and outstanding units in UT1 are held by TDT1 as trustee of DT1 and by TDT2 as trustee of DT2. More than one-third of the issued share capital of TUT1 and of the trustees of the said discretionary trusts are owned by Li Ka-Shing Unity Holdings Limited ("Unity Holdco"). Mr. Li Ka-shing owns one-third of the issued share capital of Unity Holdco.

(7) The references to 20,990,201 underlying shares of the Company relate to the same block of interest and short position in the underlying shares of the Company which were derived from the HK Dollar equity-linked notes due 2007 issued under HK$10,000,000,000 retail note issuance programme held by a wholly-owned subsidiary of CKH. By virtue of the SF Ordinance, each of TUT1, TDT1, TDT2 and Mr. Li Ka-shing is deemed to be interested in the same block of interest and short position in the 20,990,201 underlying shares of the Company held by CKH as described in Note (6) above.

Save as disclosed above, at 31st December 2005, the Company has not been notified by any persons (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company, which would fall to be disclosed to the Company under the provisions of Part XV of the SF Ordinance, or which were recorded in the register required to be kept by the Company under Section 336 of the SF Ordinance.

Purchase, Sale or Redemption of Shares

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's issued shares during the year (2004 : Nil).

Arrangement to Purchase Shares or Debentures

At no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate (2004 : Nil).

Sufficiency of Public Float

According to information that is available to the Company, the percentage of the Company's shares which are in the hands of the public exceeds 25% of the Company's total number of issued shares.

Directors' Interests in Competing Business

During the year, the interests of Directors in the businesses which may compete with the Group's business of investing overseas in power generation, transmission and distribution facilities ("Overseas Business") were as follows:

Name of Director	Name of Company	Nature of Interests
Canning Fok Kin-ning	Cheung Kong Infrastructure Holdings Limited	Executive Director
Tso Kai-sum	Cheung Kong Infrastructure Holdings Limited	Executive Director
Susan Chow Woo Mo-fong	Cheung Kong Infrastructure Holdings Limited	Executive Director
Kam Hing-lam	Cheung Kong Infrastructure Holdings Limited Spark Infrastructure Group	Executive Director Non-executive Director
Victor Li Tzar-kuoi	Cheung Kong Infrastructure Holdings Limited	Executive Director
George Colin Magnus	Cheung Kong Infrastructure Holdings Limited	Executive Director
Frank John Sixt	Cheung Kong Infrastructure Holdings Limited	Executive Director

The Board is of the view that the Group is capable of carrying on its Overseas Business independent of, and at arms length from the businesses of the above companies. When making decisions on the Overseas Business, the above Directors, in the performance of their duties as Directors of the Company, have acted and will continue to act in the commercial best interest of the Group and all its shareholders.

Disclosure under Rule 13.22 of Chapter 13 of the Listing Rules

In relation to the provision of financial assistance by the Group to certain affiliated companies, a combined balance sheet of the affiliated companies as at 31st December 2005 required to be disclosed under Rule 13.22 of Chapter 13 of the Listing Rules is set out below :

Combined Balance Sheet of the Affiliated Companies as at 31st December 2005	**$ million**
Non-current assets	51,640
Current assets	4,027
Current liabilities	(3,227)
Non-current liabilities	(46,442)
Net assets	5,998
Share capital	3,845
Reserves	2,153
Capital and reserves	5,998

As at 31st December 2005, the consolidated attributable interest of the Group in these affiliated companies amounted to $5,770 million.

Auditors

A resolution for the re-appointment of KPMG as auditors of the Company is to be proposed at the forthcoming Annual General Meeting. There was no change in Auditors in any of the preceding three years.

By Order of the Board

Canning Fok Kin-ning
Chairman
Hong Kong, 9th March 2006

report of the auditors

To the Shareholders of Hongkong Electric Holdings Limited 香港電燈集團有限公司

(Incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 47 to 101 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective Responsibilities of Directors and Auditors

The Hong Kong Companies Ordinance requires the Directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of Opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31st December 2005 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
Hong Kong, 9th March 2006

consolidated profit and loss account

For the year ended 31st December 2005

	Note	**2005** **HK$ million**	2004 HK$ million
			restated
Turnover	4	11,622	11,407
Direct costs		(4,038)	(3,999)
		7,584	7,408
Other revenue and net income	5	1,059	938
Other operating costs		(888)	(760)
Finance costs	7	(588)	(569)
Operating profit		7,167	7,017
Profit on disposal of interest in associates	8	1,560	–
Share of profits less losses of associates		1,050	419
Profit before taxation	9	9,777	7,436
Income tax:	10		
Current		(1,007)	(1,048)
Deferred		(208)	(132)
		(1,215)	(1,180)
Profit after taxation		8,562	6,256
Scheme of Control transfers	12		
From/(To):			
Development Fund		–	–
Rate Reduction Reserve		–	–
		–	–
Profit attributable to equity shareholders			
Local activities		5,508	5,521
Overseas activities		3,054	735
Profit for the year		8,562	6,256
Dividends payable to equity shareholders of the Company attributable to the year:	13		
Interim dividend paid during the year		1,238	1,238
Final dividends proposed after the balance sheet date			
Ordinary		2,156	2,540
Special		1,558	–
		4,952	3,778
Earnings per share	14	$4.01	$2.93

The notes on pages 54 to 101 form part of these financial statements.

balance sheets

At 31st December 2005

	Note	Group 2005 HK$ million	Group 2004 HK$ million	Company 2005 HK$ million	Company 2004 HK$ million
			restated		
Non-current assets					
Fixed assets					
– Property, plant and equipment		38,294	38,982	–	–
– Assets under construction		5,524	3,810	–	–
– Interests in leasehold land held for own use under operating leases		2,440	2,484	–	–
	15	46,258	45,276	–	–
Interest in subsidiaries	16	–	–	32,002	30,573
Interest in associates	17	5,780	8,914	–	–
Other non-current financial assets	18	1,682	39	–	–
Derivative financial instruments	26	29	–	–	–
Deferred tax assets	27	14	–	13	–
Employee retirement benefit assets	28	170	296	10	14
		53,933	54,525	32,025	30,587
Current assets					
Inventories	19	445	466	–	–
Trade and other receivables	20	1,090	1,069	12	6
Fuel Clause Account	21	1,079	1,197	–	–
Cash and cash equivalents	22	4,561	1,426	4,580	1,416
		7,175	4,158	4,592	1,422
Current liabilities					
Trade and other payables	23	(1,068)	(1,282)	(99)	(28)
Bank overdrafts – unsecured		(8)	(5)	–	–
Current portion of bank loans and other borrowings	24	(354)	(1,400)	–	–
Current taxation		(220)	(229)	–	–
		(1,650)	(2,916)	(99)	(28)
Net current assets		5,525	1,242	4,493	1,394
Total assets less current liabilities		59,458	55,767	36,518	31,981
Non-current liabilities					
Interest-bearing borrowings	24	(10,209)	(10,832)	–	–
Deferred creditors and other payables	25	(52)	(569)	–	–
Derivative financial instruments	26	(287)	–	–	–
Customers' deposits		(1,508)	(1,455)	–	–
Deferred tax liabilities	27	(5,382)	(5,237)	–	–
Employee retirement benefit liabilities	28	(335)	(102)	(66)	(24)
		(17,773)	(18,195)	(66)	(24)
Rate Reduction Reserve	12	–	–	–	–
Development Fund	12	–	–	–	–
Net Assets		41,685	37,572	36,452	31,957
Capital and Reserves					
Share capital	29	2,134	2,134	2,134	2,134
Reserves	30	39,551	35,438	34,318	29,823
Total equity attributable to equity shareholders of the Company		41,685	37,572	36,452	31,957

Approved and authorised for issue by the Board of Directors on 9th March 2006

Canning Fok Kin-ning
Chairman

Tso Kai-sum
Group Managing Director

The notes on pages 54 to 101 form part of these financial statements.

consolidated cash flow statement

For the year ended 31st December 2005

	Note	**2005** **HK$ million**	2004 HK$ million
Operating activities			
Cash generated from operations	31	8,495	8,287
Interest paid		(612)	(577)
Interest received		986	889
Rate Reduction Reserve rebated		–	(5)
Hong Kong profits tax paid		(1,015)	(1,120)
Overseas tax paid		(1)	–
Net cash from operating activities		7,853	7,474
Investing activities			
Purchase of fixed assets and capital stock		(2,664)	(1,966)
Capitalised interest paid		(157)	(111)
Receipts and deposits from sales of fixed assets		33	42
Proceeds from disposal of interest in associates		5,405	–
Proceeds from disposal of available-for-sale equity securities		21	–
Investments in associates		(81)	(9)
Investments in available-for-sale equity securities		(1,643)	(32)
New loans to associates		(95)	(34)
Dividends received from associates		1	3
Dividends received from available-for-sale equity securities		66	–
Net cash from/(used in) investing activities		886	(2,107)
Financing activities			
New bank loans and other borrowings		2,711	6,246
Repayment of bank loans and other borrowings		(3,907)	(6,858)
Repayment of deferred creditors		(686)	(212)
New customers' deposits		274	260
Repayment of customers' deposits		(221)	(192)
Dividends paid		(3,778)	(3,650)
Net cash used in financing activities		(5,607)	(4,406)
Net increase in cash and cash equivalents		3,132	961
Cash and cash equivalents at 1st January		1,421	460
Cash and cash equivalents at 31st December		4,553	1,421
Analysis of the balances of cash and cash equivalents			
Cash and cash equivalents	22	4,561	1,426
Bank overdrafts – unsecured		(8)	(5)
		4,553	1,421

The notes on pages 54 to 101 form part of these financial statements.

For the year ended 31st December 2005

Group

HK$ million	Share Capital (note 29)	Share Premium (note 30(a))	Exchange Reserve (note 30(b))	Hedging Reserve (note 30(c))	Revenue Reserve (note 30(d))	Proposed Dividend	Total
	Attributable to Equity Shareholders of the Company						
Total equity at 1st January 2004							
– as previously reported	2,134	4,476	513	–	25,776	2,412	35,311
– prior period adjustments arising from adoption of HKAS 28 (see note 3(f))	–	–	(69)	–	(181)	–	(250)
– as restated	2,134	4,476	444	–	25,595	2,412	35,061
Exchange difference on translation of:							
– financial statements of overseas subsidiaries	–	–	(121)	–	–	–	(121)
– overseas associates (restated) (see note 3(f))	–	–	26	–	–	–	26
Net expense recognised directly in equity	–	–	(95)	–	–	–	(95)
Profit for the year (restated) (see note 3(a))	–	–	–	–	6,256	–	6,256
Total recognised income and expense for the year	–	–	(95)	–	6,256	–	6,161
Final dividend in respect of the previous year approved and paid	–	–	–	–	–	(2,412)	(2,412)
Interim dividend paid	–	–	–	–	(1,238)	–	(1,238)
Proposed final dividend (see note 13(a))	–	–	–	–	(2,540)	2,540	–
Total equity at 31st December 2004	2,134	4,476	349	–	28,073	2,540	37,572

The notes on pages 54 to 101 form part of these financial statements.

HK$ million	Share Capital (note 29)	Share Premium (note 30(a))	Exchange Reserve (note 30(b))	Hedging Reserve (note 30(c))	Revenue Reserve (note 30(d))	Proposed Dividend	Total
	Attributable to Equity Shareholders of the Company						
Total equity at 31st December 2004							
– as previously reported	2,134	4,476	428	–	28,278	2,540	37,856
– prior period adjustments arising from adoption of HKAS 28 (see notes 3(a) & 3(f))	–	–	(79)	–	(205)	–	(284)
– as restated, before opening balance adjustments	2,134	4,476	349	–	28,073	2,540	37,572
Opening adjustments arising from initial adoption of HKAS 32 & HKAS 39 (see note 3(g))	–	–	–	(119)	(268)	–	(387)
At 1st January 2005, after prior period and opening balance adjustments	2,134	4,476	349	(119)	27,805	2,540	37,185
Exchange difference on translation of:							
– financial statements of overseas subsidiaries	–	–	(93)	–	–	–	(93)
– overseas associates	–	–	(124)	–	–	–	(124)
Cash flow hedge:							
– effective portion of changes in fair value, net of deferred tax	–	–	–	117	174	–	291
– transferred to profit and loss	–	–	–	(2)	–	–	(2)
– transferred to initial carrying amount of non-financial hedged items	–	–	–	6	–	–	6
Actuarial gains and losses of defined benefit retirement schemes, net of deferred tax	–	–	–	–	(362)	–	(362)
Net income and expense recognised directly in equity	–	–	(217)	121	(188)	–	(284)
Profit for the year	–	–	–	–	8,562	–	8,562
Total recognised income and expense for the year	–	–	(217)	121	8,374	–	8,278
Final dividend in respect of the previous year approved and paid	–	–	–	–	–	(2,540)	(2,540)
Interim dividend paid	–	–	–	–	(1,238)	–	(1,238)
Proposed final dividend (see note 13(a))	–	–	–	–	(3,714)	3,714	–
Total equity at 31st December 2005	2,134	4,476	132	2	31,227	3,714	41,685

Group revenue reserves as at 31st December 2005 include the Group's share of the retained profits of its associates amounting to HK$1,205 million (2004 restated : HK$1,027 million).

The notes on pages 54 to 101 form part of these financial statements.

statement of changes in equity (continued)

For the year ended 31st December 2005

Company

HK$ million	Share Capital (note 29)	Share Premium (note 30(a))	Revenue Reserve (note 30(d))	Proposed Dividend	Total
Total equity at 1st January 2004	2,134	4,476	19,778	2,412	28,800
Final dividend in respect of the previous year approved and paid	–	–	–	(2,412)	(2,412)
Profit for the year	–	–	6,807	–	6,807
Interim dividend paid	–	–	(1,238)	–	(1,238)
Proposed final dividend (see note 13(a))	–	–	(2,540)	2,540	–
Total equity at 31st December 2004	2,134	4,476	22,807	2,540	31,957
Total equity at 1st January 2005	2,134	4,476	22,807	2,540	31,957
Actuarial gains and losses of defined benefit retirement schemes, net of deferred tax	–	–	(42)	–	(42)
Net expense recognised directly in equity	–	–	(42)	–	(42)
Profit for the year	–	–	8,315	–	8,315
	–	–	8,273	–	8,273
Final dividend in respect of the previous year approved and paid	–	–	–	(2,540)	(2,540)
Interim dividend paid	–	–	(1,238)	–	(1,238)
Proposed final dividend (see note 13(a))	–	–	(3,714)	3,714	–
Total equity at 31st December 2005	2,134	4,476	26,128	3,714	36,452

All of the Company's revenue reserve is available for distribution to equity shareholders. After the balance sheet date, the directors proposed a final dividend of HK$1.01 per ordinary share (2004 : HK$1.19 per ordinary share) and a special dividend of HK$0.73 per ordinary share (2004 : HK$nil), amounting to HK$3,714 million (2004 : HK$2,540 million). This dividend has not been recognised as a liability at the balance sheet date.

The notes on pages 54 to 101 form part of these financial statements.

consolidated statement of recognised income and expense

For the year ended 31st December 2005

	2005 HK$ million	2004 HK$ million
Exchange difference on translation of:		
Financial statements of overseas subsidiaries	(93)	(121)
Overseas associates	(124)	26
Cash flow hedges:		
Effective portion of changes in fair value, net of deferred tax	291	–
Transferred to profit and loss	(2)	–
Transferred to initial carrying amount of non-financial hedged items	6	–
Actuarial gains and losses of defined benefit retirement schemes, net of deferred tax	(362)	–
Net expense recognised directly in equity	(284)	(95)
Profit for the year	8,562	6,256
Total recognised income and expense for the year	8,278	6,161
Attributable to equity shareholders of the Company	8,278	6,161
Effects of changes in accounting policies (see note 3)		
Attributable to equity shareholders of the Company:		
Cumulative effects as at 31st December 2004 (31st December 2003)		
– Decrease in exchange reserve	(79)	(69)
– Decrease in revenue reserve	(205)	(181)
In respect of financial instruments as at 1st January 2005 (1st January 2004)		
– Decrease in hedging reserve	(119)	–
– Decrease in revenue reserve	(268)	–
Effects on capital and reserve	(671)	(250)

The notes on pages 54 to 101 form part of these financial statements.

(Expressed in Hong Kong Dollars)

1. General Information

Hongkong Electric Holdings Limited (the "Company") is a limited company incorporated and domiciled in Hong Kong. The address of its registered office is 44 Kennedy Road, Hong Kong.

2. Significant Accounting Policies

(a) Statement of Compliance

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

The HKICPA has issued a number of new and revised HKFRSs that are effective or available for early adoption for accounting periods beginning on or after 1st January 2005. Information on the changes in accounting policies resulting from initial application of these new and revised HKFRSs for the current and prior accounting periods reflected in these financial statements is provided in note 3.

(b) Basis of Preparation of the Financial Statements

The consolidated financial statements for the year ended 31st December 2005 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates.

The measurement basis used in the preparation of the financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

- financial instruments classified as available-for-sale securities (see note 2(g)); and
- derivative financial instruments (see note 2(h)).

The preparation of financial statements in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of HKFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 38.

(c) Basis of Consolidation

The Group financial statements incorporate the financial statements of Hongkong Electric Holdings Limited and all its subsidiaries made up to 31st December each year, together with the Group's share of the results for the year and the relevant share of the post acquisition results of its associates.

(d) Subsidiaries

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

An investment in a controlled subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases.

Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

In the Company's Balance Sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 2(l)).

(e) Associates

An associate is an entity in which the Group or Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's net assets. The Consolidated Profit and Loss Account includes the Group's share of the post-acquisition, post-tax results of the associates for the year, including any impairment loss on goodwill relating to the investment in associates recognised for the year (see notes 2(f) and 2(l)).

When the Group's share of losses exceeds its interest in the associate, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. For this purpose, the Group's interest in the associate is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate.

Unrealised profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associate, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

2. **Significant Accounting Policies** (continued)

(f) Goodwill

Goodwill represents the excess of the cost of a business combination or an investment in an associate over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (see note 2(l)). In respect of associates, the carrying amount of goodwill is included in the carrying amount of the interest in the associate.

Any excess of the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over the cost of a business combination or an investment in an associate is recognised immediately in profit or loss.

On disposal of a cash-generating unit or an associate during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(g) Other Investments in Debt and Equity Securities

The Group's and the Company's policies for investments in debt and equity securities, other than investments in subsidiaries and associates, are as follows:

Investments in securities held for trading are classified as current assets and are initially stated at fair value. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised in profit or loss.

Dated debt securities that the Group and/or the Company have the positive ability and intention to hold to maturity are classified as held-to-maturity securities. Held-to-maturity securities are initially recognised in the Balance Sheet at fair value plus transaction costs. Subsequently, they are stated in the Balance Sheet at amortised cost less impairment losses (see note 2(l)).

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the Balance Sheet at cost less impairment losses (see note 2(l)).

Other investments in securities are classified as available-for-sale securities and are initially recognised at fair value plus transaction costs. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised directly in equity, except for impairment losses (see note 2(l)) and, in case of monetary items such as debt securities, foreign exchange gains and losses which are recognised directly in profit or loss. Where these investments are interest-bearing, interest calculated using the effective interest method is recognised in profit or loss. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss.

Investments are recognised/derecognised on the date the Group and/or the Company commits to purchase/sell the investments or they expire.

(h) Derivative Financial Instruments

Derivative financial instruments are recognised initially at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement to fair value is charged immediately to profit or loss, except where the derivatives qualify for cash flow hedge accounting or hedge the net investment in a foreign operation, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged (see note 2(i)).

(i) Hedging

(i) *Cash Flow Hedges*

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction or the foreign currency risk of a committed future transaction, the effective portion of any gain or loss on remeasurement of the derivative financial instrument to fair value is recognised directly in equity. The ineffective portion of any gain or loss is recognised immediately in profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gain or loss is removed from equity and recognised in profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss (such as when interest income or expense is recognised).

For cash flow hedges, other than those covered by the preceding two policy statements, the associated gain or loss is removed from equity and recognised in profit or loss in the same period or periods during which the hedged forecast transaction affects profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedge forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised immediately in profit or loss.

(ii) *Hedge of Net Investments in Foreign Operations*

The portion of the gain or loss on remeasurement to fair value of an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity until the disposal of the foreign operation, at which time the cumulative gain or loss recognised directly in equity is recognised in profit or loss. The ineffective portion is recognised immediately in profit or loss.

(Expressed in Hong Kong Dollars)

2. Significant Accounting Policies (continued)

(j) Fixed Assets, Depreciation and Amortisation

(i) Fixed assets are stated in the Balance Sheet at cost less accumulated depreciation (see note 2(j)(vi)), amortisation (see note 2(k)) and impairment losses (see note 2(l)).

(ii) The cost of self-constructed items of property, plant and equipment includes the cost of materials, direct labour, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads and borrowing costs (see note 2(w)).

(iii) Subsequent expenditure relating to a fixed asset that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the enterprise. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

(iv) Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the profit or loss on the date of retirement or disposal.

(v) Leasehold land held under operating leases is stated in the Balance Sheet at cost less accumulated amortisation and impairment losses (see note 2(l)).

(vi) Depreciation is provided on a straight-line basis and are calculated to write off the cost of fixed assets over their expected useful lives as set out below:

	Years
Cable tunnels	100
Ash lagoon	50
Buildings, generation plant and machinery, transmission and distribution equipment and overhead lines (132kV and above)	35
Overhead lines (below 132kV), cables and gas turbines	30
Meters, microwave and optical fibre equipment and trunk radio system	15
Furniture, fixtures, sundry plant and equipment	10
Workshop tools and office equipment	5
Computers	5 to 10
Motor vehicles and marine craft	5 to 6

(k) Operating Lease Charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset.

The cost of acquiring land held under an operating lease is amortised on a straight-line basis over the period of the lease term except where the property is classified as an investment property.

(l) Impairment of Assets

(i) *Impairment of Investments in Debt and Equity Securities and Other Receivables*

Investments in debt and equity securities and other current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale securities are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, any impairment loss is determined and recognised as follows:

- For unquoted equity securities and current receivables that are carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for current receivables are reversed if in a subsequent period the amount of the impairment loss decreases. Impairment losses for equity securities are not reversed.

- For financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets).

  If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

- For available-for-sale securities, the cumulative loss that had been recognised directly in equity is removed from equity and is recognised in profit or loss. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in profit or loss.

  Impairment losses recognised in profit or loss in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognised directly in equity.

  Impairment losses in respect of available-for-sale debt securities are reversed if the subsequent increase in fair value can be objectively related to an event occurring after the impairment loss was recognised. Reversals of impairment losses in such circumstances are recognised in profit or loss.

2. Significant Accounting Policies (continued)

(l) Impairment of Assets (continued)

(ii) *Impairment of Other Assets*

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

- fixed assets;
- pre-paid interests in leasehold land classified as being held under an operating lease;
- investments in subsidiaries and associates; and
- goodwill.

If any such indication exists, the asset's recoverable amount is estimated. In addition, for goodwill, the recoverable amount is estimated annually whether or not there is any indication of impairment.

– *Calculation of Recoverable Amount*

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

– *Recognition of Impairment Losses*

An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

– *Reversals of Impairment Losses*

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the profit or loss in the year in which the reversals are recognised.

(m) Inventories and Work In Progress

Coal, stores and fuel oil are valued at cost on a weighted average basis.

Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Cost of inventory recognised as an expense includes the write-off and all losses of inventory.

(n) Trade and Other Receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less impairment losses for bad and doubtful debts (see note 2(l)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms. In such cases, the receivables are stated at cost less impairment losses for bad and doubtful debts (see note 2(l)).

(o) Interest-bearing Borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in profit or loss over the period of the borrowings using the effective interest method or at fair value when accounting for fair value hedges applies.

(p) Trade and Other Payables

Trade and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(q) Cash and Cash Equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the Consolidated Cash Flow Statement.

(r) Employee Benefits

(i) *Short Term Employee Benefits*

Salaries, annual bonuses, paid annual leave and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

2. Significant Accounting Policies (continued)

(r) Employee Benefits (continued)

(ii) *Defined Benefit Retirement Schemes Obligations*

The Group's net obligation in respect of defined benefit retirement schemes is calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any scheme assets is deducted. The discount rate is the yield at balance sheet date on high quality corporate bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by a qualified actuary using the "Projected Unit Credit Method".

Any cumulative unrecognised actuarial gains or losses in respect of the defined benefit schemes are recognised in full in the period in which they occur, outside profit or loss, in equity.

(iii) *Contributions to Defined Contribution Retirement Schemes*

Obligations for contributions to defined contribution retirement schemes, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognised as an expense in the profit or loss as incurred.

(s) Income Tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Income tax is recognised in profit or loss except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset.

(t) Provisions and Contingent Liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(u) Income Recognition

(i) *Regulation of Earnings under the Scheme of Control*

The earnings of The Hongkong Electric Company, Limited ("HEC") are regulated by the Hong Kong SAR Government under a Scheme of Control ("SOC") which provides for a permitted level of earnings based principally on a return on HEC's capital investment in electricity generation, transmission and distribution assets (the "Permitted Return"). HEC is required to submit detailed financial plans for approval by the Government which project the key determinants of the Permitted Return HEC will be entitled to over the Financial Plan period.

The Government has approved the current Financial Plan covering the period from 2004 to 2008. No further Government approval is required during this period unless a need for significant rate increases, over and above those set out in the Financial Plan, is identified during the Annual Review conducted with Government under the terms of the SOC.

(ii) *Fuel Clause Account*

Under the SOC, any difference between the standard cost of fuel and the actual cost of fuel consumed is debited (or credited) to the Fuel Clause Account ("Fuel Clause Transfer").

Fuel Clause Surcharges (or Rebates) are charged (or given) to customers by increasing (or reducing) the Basic Tariff rate to a Net Tariff rate payable by customers and are credited (or debited) to the Fuel Clause Account.

The balance on the Fuel Clause Account at the end of a financial year represents the difference between Fuel Clause Rebates (or Surcharges) and Fuel Clause Transfers during the year, together with any balance brought forward from the prior year. Any debit balance is carried forward as a deferred receivable to be recovered from Fuel Clause Transfers or Fuel Clause Surcharges and any credit balance is carried forward as a deferred payable to be cleared by Fuel Clause Transfers or Fuel Clause Rebates. The 2004-2008 Financial Plan was submitted and approved by Government on the basis that any deferred receivable would be recovered by the end of the Financial Plan period, i.e. by the end of 2008.

(Expressed in Hong Kong Dollars)

2. Significant Accounting Policies (continued)

(u) Income Recognition (continued)

(iii) *Income Recognition*

Income is recognised based on units of electricity consumed by customers during the year at basic tariff rates, which is the unit charge agreed with the Government during the Annual Tariff Review for each financial year.

Fuel Clause Rebates included in the 1999-2004 Financial Plan include amounts in excess of Fuel Clause Transfers in certain financial years, which are utilised to smooth increases in Net Tariffs paid by customers during the Financial Plan period. The impact of tariff smoothing is to reduce the Net Tariffs payable by customers in certain years and increase the Net Tariffs in other years. However, the tariff smoothing has no impact on HEC's total earnings over the period to 2008 and the related balance on the Fuel Clause Account (see note 2(u)(ii)) is expected to be recovered by Fuel Clause Surcharge in the 2004-2008 Financial Plan in excess of Fuel Clause Transfers. In accounting for income, Fuel Clause Account debit balances are therefore treated as deferred receivables in the Balance Sheet and not accounted for in the Profit and Loss Account each year.

(v) Translation of Foreign Currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the foreign exchange rates ruling at the transaction dates, or at contract rates if foreign currencies are fixed in supplier agreements or hedged by forward foreign exchange contracts. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date.

Exchange gains and losses in respect of fixed assets under construction are, up to the date of commissioning, incorporated in the cost of the assets. All other exchange differences are dealt with in the Profit and Loss Account.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

The results of foreign operations are translated into Hong Kong dollars at the average exchange rates for the year. Balance sheet items, including goodwill arising on consolidation of foreign operations acquired on or after 1st January 2005, are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are recognised directly in a separate component of equity. Goodwill arising on consolidation of a foreign operation acquired before 1st January 2005 is translated at the foreign exchange rate that applied at the date of acquisition of the foreign operation.

On disposal of a foreign operation, the cumulative amount of the exchange differences recognised in equity which relate to that foreign operation is included in the calculation of the profit or loss on disposal.

(w) Borrowing Costs

Borrowing costs are expensed in the profit or loss in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditures for the asset are being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

(x) Related Parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the other party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

(y) Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these financial statements.

3. Changes in Accounting Policies

The HKICPA has issued a number of new and revised HKFRSs that are effective for the accounting periods beginning on or after 1st January 2005.

In 2005, the Group has adopted all the HKFRSs pertinent to its operations. The accounting policies of the Group after the adoption of these new and revised HKFRSs have been summarised in note 2. The following sets out information on the significant changes in accounting policies for the current and prior accounting periods reflected in these financial statements.

Except for the early adoption of the Amendment to HKAS 19 Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures, the Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 40).

(Expressed in Hong Kong Dollars)

3. Changes in Accounting Policies (continued)

(a) Restatement of Prior Periods and Opening Balances

The following tables disclose the adjustments that have been made in accordance with the transitional provisions of the respective HKFRSs to each of the line items in the Consolidated Profit and Loss Account and Consolidated Balance Sheet and other significant related disclosure items as previously reported for the year ended 31st December 2004. The effects of the changes in accounting policies on the balances at 1st January 2004 and 2005 are disclosed in the Consolidated Statement of Changes in Equity.

Effect on the Consolidated Profit and Loss Account for the year ended 31st December 2004

		Effect of New Policy (increase/(decrease) in profit for the year)				
$ million	2004 (as previously reported)	HKAS 1 (note 3(c))	HKAS 17 (note 3(e))	HKAS 28 (note 3(f))	Sub-total	2004 (as restated)
Operating profit	7,017	–	–	–	–	7,017
Share of profits less losses of associates	314	129	–	(24)	105	419
Profit before taxation	7,331	129	–	(24)	105	7,436
Income tax:						
Current	(1,048)	–	–	–	–	(1,048)
Deferred	(3)	(129)	–	–	(129)	(132)
	(1,051)	(129)	–	–	(129)	(1,180)
Profit after taxation	6,280	–	–	(24)	(24)	6,256
Scheme of Control transfers	–	–	–	–	–	–
Profit attributable to equity shareholders						
Local activities	5,521	–	–	–	–	5,521
Overseas activities	759	–	–	(24)	(24)	735
Profit for the year	6,280	–	–	(24)	(24)	6,256
Earnings per share ($)	2.94	–	–	(0.01)	(0.01)	2.93
Other significant disclosure items:						
Depreciation	(1,805)	–	55	–	55	(1,750)
Amortisation of leasehold land	–	–	(55)	–	(55)	(55)

Effect on Consolidated Balance Sheet at 31st December 2004

$ million	2004 (as previously reported)	Effect of New Policy (increase/(decrease) in net assets) HKAS 17 (note 3(e))	HKAS 28 (note 3(f))	Sub-total	2004 (as restated)
Non-current assets					
Fixed assets					
– Property, plant and equipment	41,308	(2,326)	–	(2,326)	38,982
– Assets under construction	3,968	(158)	–	(158)	3,810
– Interests in leasehold land held for own use under operating leases	–	2,484	–	2,484	2,484
	45,276	–	–	–	45,276
Interest in associates	9,198	–	(284)	(284)	8,914
Other non-current assets	335	–	–	–	335
	54,809	–	(284)	(284)	54,525
Current assets	4,158	–	–	–	4,158
Current liabilities	(2,916)	–	–	–	(2,916)
Net current assets	1,242	–	–	–	1,242
Total assets less current liabilities	56,051	–	(284)	(284)	55,767
Non-current liabilities	(18,195)	–	–	–	(18,195)
Net Assets	37,856	–	(284)	(284)	37,572
Capital and Reserves					
Total equity attributable to equity shareholders of the Company					
Share capital	2,134	–	–	–	2,134
Share premium	4,476	–	–	–	4,476
Exchange reserve	428	–	(79)	(79)	349
Revenue reserve	28,278	–	(205)	(205)	28,073
Proposed dividend	2,540	–	–	–	2,540
	37,856	–	(284)	(284)	37,572

3. Changes in Accounting Policies (continued)

(b) Estimated Effect of Changes in Accounting Policies on the Current Period

The following tables provide estimates of the extent to which each of the line items in the Consolidated Profit and Loss Account and Consolidated Balance Sheet and other significant related disclosure items for the year ended 31st December 2005 is higher or lower than it would have been had the previous policies still been applied in the year, where it is practicable to make such estimates.

Estimated effect on the Consolidated Profit and Loss Account for the year ended 31st December 2005

	Estimated Effect of New Policy (increase/(decrease) in profit for the year)					
$ million	HKAS 1 (note 3(c))	HKAS 17 (note 3(e))	HKAS 19 (note 3(i))	HKAS 28 (note 3(f))	HKAS 32 & 39 (note 3(g))	Total
Other operating costs	–	–	9	–	18	27
Finance costs	–	–	–	–	1	1
Operating profit	–	–	9	–	19	28
Share of profits less losses of associates	477	–	–	49	–	526
Profit before taxation	477	–	9	49	19	554
Income tax:						
Current	–	–	–	–	–	–
Deferred	(477)	–	(2)	–	–	(479)
	(477)	–	(2)	–	–	(479)
Profit after taxation	–	–	7	49	19	75
Scheme of Control transfers	–	–	–	–	–	–
Profit attributable to equity shareholders						
Local activities	–	–	7	–	–	7
Overseas activities	–	–	–	49	19	68
Profit for the year	–	–	7	49	19	75
Earnings per share ($)	–	–	–	0.02	0.01	0.03
Other significant disclosure items:						
Staff costs	–	–	9	–	–	9
Depreciation	–	54	–	–	–	54
Amortisation of leasehold land	–	(54)	–	–	–	(54)

Estimated effect on the Consolidated Balance Sheet at 31st December 2005

$ million	HKAS 17 (note 3(e))	HKAS 19 (note 3(i))	HKAS 28 (note 3(f))	HKAS 32 & 39 (note 3(g))	Total
	Estimated Effect of New Policy (increase/(decrease) in net assets)				
Non-current assets					
Fixed assets					
– Property, plant and equipment	(2,266)	–	–	–	(2,266)
– Assets under construction	(174)	–	–	–	(174)
– Interests in leasehold land held for own use under operating leases	2,440	–	–	–	2,440
	–	–	–	–	–
Interest in associates	–	–	(220)	59	(161)
Derivative financial instruments	–	–	–	29	29
Employee retirement benefit assets	–	(204)	–	–	(204)
	–	(204)	(220)	88	(336)
Current assets					
Trade and other receivables	–	–	–	32	32
Current liabilities					
Trade and other payables	–	–	–	(4)	(4)
Current portion of bank loans and other borrowings	–	–	–	(2)	(2)
	–	–	–	(6)	(6)
Net current assets	–	–	–	26	26
Total assets less current liabilities	–	(204)	(220)	114	(310)
Non-current liabilities					
Interest-bearing borrowings	–	–	–	196	196
Derivative financial instruments	–	–	–	(287)	(287)
Deferred tax liabilities	–	75	–	–	75
Employee retirement benefit liabilities	–	(226)	–	–	(226)
	–	(151)	–	(91)	(242)
Net Assets	–	(355)	(220)	23	(552)
Capital and Reserves					
Total equity attributable to equity shareholders of the Company					
Exchange reserve	–	–	(41)	–	(41)
Hedging reserve	–	–	–	2	2
Revenue reserve	–	(355)	(179)	21	(513)
	–	(355)	(220)	23	(552)

(c) Changes in Presentation of Shares of Associates' Taxation (HKAS 1, Presentation of Financial Statements)

In prior years, the Group's share of taxation of associates accounted for using the equity method was included as part of the Group's income tax in the Consolidated Profit and Loss Account. With effect from 1st January 2005, in accordance with the implementation guidance in HKAS 1, the Group has changed the presentation and includes the share of taxation of associates accounted for using the equity method in the respective shares of profit or loss reported in the Consolidated Profit and Loss Account before arriving at the Group's profit or loss before tax. These changes in presentation have been applied retrospectively with comparatives restated as shown in note 3(a).

(Expressed in Hong Kong Dollars)

3. Changes in Accounting Policies (continued)

(d) Amortisation of Positive and Negative Goodwill (HKFRS 3, Business Combinations and HKAS 36, Impairment of Assets)

In prior periods:

- positive or negative goodwill which arose prior to 1st January 2001 was taken directly to reserves at the time it arose, and was not recognised in the Profit and Loss Account until disposal or impairment of the acquired business;
- positive goodwill which arose on or after 1st January 2001 was amortised on a straight line basis over its useful life and was subject to impairment testing when there were indication of impairment; and
- negative goodwill which arose on or after 1st January 2001 was amortised over the weighted average useful life of the depreciable/amortisable non-monetary assets acquired, except to the extent it related to identified expected future losses as at the date of acquisition. In such cases it was recognised in the Profit and Loss Account as those expected losses were incurred.

With effect from 1st January 2005, in order to comply with HKFRS 3 and HKAS 36, the Group has changed its accounting policies relating to goodwill. Under the new policy, the Group no longer amortises positive goodwill but tests it at least annually for impairment. Also with effect from 1st January 2005 and in accordance with HKFRS 3, if the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which would have been known as negative goodwill under the previous accounting policy), the excess is recognised immediately in the profit or loss as it arises. Further details of these new policies are set out in note 2(f).

The change in accounting policy relating to positive and negative goodwill had no effect to the Group's financial statements, as there were no positive or negative goodwill balances deferred as at 31st December 2004.

(e) Leasehold Land and Buildings (HKAS 17, Leases)

In prior years, leasehold land and buildings held for own use were stated at cost less accumulated depreciation and accumulated impairment losses.

With effect from 1st January 2005, in order to comply with HKAS 17, the Group has adopted a new policy for leasehold land held for own use. Under the new policy, the leasehold interest in the land held for own use is accounted for as being held under an operating lease where the fair value of the interest in any buildings situated on the leasehold land could be measured separately from the fair value of the leasehold interest in the land at the time the lease was first entered into by the Group, or taken over from the previous lessee, or at the date of construction of those buildings, if later.

Further details of the new policy are set out in notes 2(j) and 2(k). Any buildings held for own use which are situated on such land leases continue to be presented as part of property, plant and equipment.

The adjustments for each consolidated financial statement line affected for the years ended 31st December 2004 and 2005 are set out in notes 3(a) and 3(b).

(f) Share of Losses of Associates (HKAS 28, Investments in Associates)

In prior years, when the Group's share of losses exceeded its interest in the associate, the Group's interest was reported at nil and recognition of further losses was discontinued.

With effect from 1st January 2005, in order to comply with HKAS 28, recognition of the share of associate's losses under equity method is broadened by including other long-term non-equity interests, which in substance form part of the net investment of an associate. Further details of the new policy are set out in note 2(e).

HKAS 28 has been applied retrospectively. The adjustments for each consolidated financial statement line affected for the years ended 31st December 2004 and 2005 are set out in notes 3(a) and 3(b).

(g) Financial Instruments (HKAS 32, Financial Instruments: Disclosure and Presentation and HKAS 39, Financial Instruments: Recognition and measurement)

With effect from 1st January 2005, in order to comply with HKAS 32 and HKAS 39, the Group has changed its accounting policies relating to financial instruments to those as set out in notes 2(g), 2(h) and 2(i). Further details of the changes are as follows:

(i) *Investments in Debt and Equity Securities*

In prior years, equity investments held on a continuing basis for an identifiable long-term purpose were classified as investment securities and stated at cost less provision. Other investments in securities (including those held for trading and for non-trading purposes) were at fair value with changes in fair value recognised in profit or loss, with the exception of dated debt securities being held to maturity.

With effect from 1st January 2005 and in accordance with HKAS 39, all investments, with the exception of securities held for trading purposes, dated debt securities being held to maturity and certain unquoted equity investments, are classified as available-for-sale securities and carried at fair value. Changes in the fair value of available-for-sale securities are recognised in equity, unless there is objective evidence that an individual investment has been impaired. Further details of the new policies are set out in note 2(g).

(ii) *Derivative Financial Instruments*

In prior years, derivative financial instruments entered into by management to hedge the interest rate risk of a recognised asset or liability or the foreign currency risk of a committed future transaction were recognised on an "accrual basis" with reference to the timing of recognition of the hedged transaction.

With effect from 1st January 2005, and in accordance with HKAS 39, all derivative financial instruments entered into by the Group are stated at fair value. Changes in the fair value of derivatives held as hedging instruments in a cash flow hedge are recognised in equity to the extent that the hedge is effective and until the hedged transaction occurs. Any other changes in fair value of the derivatives is recognised in profit or loss. Further details of the new policies are set out in note 2(h).

(Expressed in Hong Kong Dollars)

3. Changes in Accounting Policies (continued)

(g) Financial Instruments (HKAS 32, Financial Instruments: Disclosure and Presentation and HKAS 39, Financial Instruments: Recognition and measurement) (continued)

(iii) *Description of Transitional Provisions and Effect of Adjustments*

The changes in accounting policies relating to accounting for investments in debt and equity securities and derivatives were adopted by way of opening balance adjustments to certain reserves as at 1st January 2005. The adjustments included re-designation of other investments with a carrying value $39 million at 31st December 2004 as available-for-sale securities at 1st January 2005 (see Note 18). The effects of the changes in accounting policies on the balances at 1st January 2005 are disclosed in the Consolidated Statement of Changes in Equity. Comparative amounts have not been restated as this is prohibited by the transitional arrangements in HKAS 39.

The adjustments for each consolidated financial statement line affected for the year ended 31st December 2005 are set out in note 3(b).

(h) Definition of Related Parties (HKAS 24, Related Party Disclosures)

As a result of the adoption of HKAS 24, the definition of related parties as disclosed in note 2(x) has been expanded to clarify that related parties include entities that are under the significant influence of a related party that is an individual (i.e. key management personnel, significant shareholders and/or their close family members) and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group. The clarification of the definition of related parties has not resulted in any material changes to the previously reported disclosures made in the current period, as compared to those that would have been reported had SSAP 20, related party disclosures still been in effect.

(i) Actuarial Gains and Losses (Amendment to HKAS 19, Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures)

In prior years, cumulative unrecognised actuarial gains and losses, to the extent of the amount in excess of 10% of the greater of the present value of the defined benefit obligations and the fair value of scheme assets, were recognised in the profit or loss over the expected average remaining working lives of employees participating in the scheme. Otherwise, the actuarial gain or loss was not recognised.

The Group has early adopted the Amendment to HKAS 19 with effect from 1st January 2005. Amendment to HKAS 19 provides an option to recognising actuarial gains and losses in full in the period in which they occur, outside profit or loss, in equity. The Group has elected to take the option to recognise all actuarial gains and losses in equity.

This change in accounting policy has been applied prospectively. The main reason for not applying Amendment to HKAS 19 retrospectively is that the management considered the impact is immaterial and is not practical to do so. The adjustments for each consolidated financial statement line affected for the year ended 31st December 2005 are set out in note 3(b).

4. Turnover

The principal activities of the Group are the generation and supply cf electricity.

Group turnover is analysed as follows:

	2005 **$ million**	2004 $ million
Sales of electricity	12,309	11,442
Special subsidy	(763)	(112)
Concessionary discount on sales of electricity	(4)	(3)
Electricity-related income	33	29
Technical service fees	47	51
	11,622	11,407

5. Other Revenue and Net Income

	2005 **$ million**	2004 $ million
Other Revenue		
Interest income	902	879
Dividend income from available-for-sale equity securities	66	–
Profit on disposal of available-for-sale equity securities	21	–
Sundry income	45	29
	1,034	908
Other Net Income		
Net profit on disposal of fixed assets	25	30
	1,059	938

6. Segment Information

(a) Business Segments

The Group's principal business segments are sales of electricity and infrastructure investments. Financial information about the Group's business segments is set out in Appendix 1(a) on page 98.

(b) Geographical Segments

The Group operates, through its subsidiaries and associates, in two major geographical regions – Hong Kong and Australia. Financial information about the Group's operations by geographical region is set out in Appendix 1(b) on page 99.

7. Finance Costs

	2005 $ million	2004 $ million
Interest on overdrafts, bank loans and other borrowings repayable within 5 years	730	665
Interest on other borrowings	34	17
Less: Interest capitalised to fixed assets	(167)	(108)
Interest transferred to fuel cost	(9)	(5)
	588	569

Interest expenses have been capitalised at the average rate of approximately 3.9% p.a. (2004 : 2.9% p.a.) for assets under construction.

8. Profit on Disposal of Interest in Associates

Profit on disposal of interest in associates represents a profit on the disposal of approximately 22.07% attributable interest in each of ETSA Utilities and CKI/HEI Electricity Distribution Holdings (Australia) Pty Ltd. in 2005.

9. Profit Before Taxation

	2005 $ million	2004 $ million restated
Profit before taxation is shown after charging/(crediting):		
Depreciation	1,773	1,750
Amortisation of leasehold land	54	55
Costs of inventories	1,887	1,315
Write down of inventories	4	3
Staff costs	525	506
Operating lease charges – equipment	62	62
Fixed assets written off	21	20
Auditors' remuneration:		
Audit and audit related work		
– KPMG	4	4
Non audit work		
– Other auditors	1	2
Share of associates' taxation	(477)	(92)

The profit attributable to shareholders includes a profit of $8,315 million (2004 : $6,807 million) which has been dealt with in the financial statements of the Company.

10. Income Tax

(a) Taxation in the Consolidated Profit and Loss Account represents:

	2005 **$ million**	2004 $ million
		restated
Current Tax – Hong Kong Profits Tax		
Provision for the year	1,006	1,048
Current Tax – Overseas		
Provision for the year	1	–
Deferred Tax		
Origination and reversal of temporary differences (see note 27(a))	208	132
Total income tax expenses	1,215	1,180

Hong Kong Profits Tax has been provided for at the rate of 17.5% (2004 : 17.5%) based on the estimated assessable profit for the year. Overseas taxation has been provided for at the applicable rate on the estimated assessable profit.

(b) Reconciliation between tax expense and accounting profit at applicable tax rates:

	2005 **$ million**	2004 $ million
		restated
Profit before taxation	9,777	7,436
Notional tax on profit before taxation, calculated at the rates applicable to profits in the tax jurisdictions concerned	1,642	1,228
Tax effect of non-deductible expenses	74	35
Tax effect of non-taxable revenue	(496)	(80)
Tax effect of temporary differences not recognised	–	(1)
Tax effect of recognition of previously unrecognised temporary differences	(3)	–
Tax effect of recognition of previously unrecognised tax losses	(2)	–
Tax effect of unused tax gains not recognised	–	(1)
Tax effect on rebated Rate Reduction Reserve	–	(1)
Total income tax expenses	1,215	1,180

11. Directors' Emoluments and Senior Management Compensation

(a) Directors' Emoluments

Directors' emoluments comprise payments to Directors by the Company and its subsidiaries in connection with the management of the affairs of the Company and its subsidiaries. The emoluments of each of the Directors of the Company are as follows:

Name of Directors	Fees $ million	Basic Salaries, Allowances & Other Benefits $ million	Retirement Scheme Contributions $ million	Bonuses $ million	2005 Total Emoluments $ million	2004 Total Emoluments $ million
Executive Directors						
Canning Fok Kin-ning[1] [7] *Chairman*	0.08	0.26	–	–	0.34	0.31
Tso Kai-sum *Group Managing Director*	0.07	6.07	–	7.98	14.12	13.28
Andrew John Hunter[2] *Group Finance Director*	0.07	4.20	0.14	3.62	8.03	7.93
Kam Hing-lam	0.07	0.05	–	–	0.12	0.12
Francis Lee Lan-yee *Director & General Manager (Engineering)*	0.07	4.41	0.01	3.51	8.00	7.68
Victor Li Tzar-kuoi	0.07	0.18	–	–	0.25	0.25
Neil Douglas McGee[3]	–	0.57	0.02	–	0.59	–
Frank John Sixt	0.07	0.04	–	–	0.11	0.11
Wan Chi-tin[3] *Director & General Manager (Corporate Development)*	–	3.25	0.44	1.50	5.19	–
Non-executive Directors						
Ronald Joseph Arculli[6]	0.14	0.05	–	–	0.19	0.17
Susan Chow Woo Mo-fong	0.07	0.03	–	–	0.10	0.09
George Colin Magnus[4]	0.11	0.03	–	–	0.14	0.15
Holger Kluge[5] [6]	0.14	–	–	–	0.14	0.08
Ralph Raymond Shea[5] [6] [7]	0.16	0.03	–	–	0.19	0.15
Wong Chung-hin[5] [6] [7]	0.16	0.08	–	–	0.24	0.19
Ewan Yee Lup-yuen	0.07	0.03	–	–	0.10	0.10
Total for the year 2005	**1.35**	**19.28**	**0.61**	**16.61**	37.85	**30.61**
Total for the year 2004	1.19	15.81	0.45	13.16		30.61

Notes:

(1) Appointed as Chairman with effect from 1st November 2005.

(2) During the year, Mr. Andrew John Hunter received director's fees of THB255,000 from Ratchaburi Power Company, Limited, an associate of the Group. The director's fees were then paid back to the Company.

(3) Appointed to the Board on 12th December 2005.

(4) Retired from the office of Chairman and re-designated from an Executive Director to a Non-executive Director with effect from 1st November 2005.

(5) Independent non-executive directors.

(6) Members of the Audit Committee.

(7) Members of the Remuneration Committee.

(b) Senior Management Compensation

The five highest paid individuals in the Group included four directors (2004 : three) whose total emoluments are shown above. The emoluments of the other one individual (2004 : two individuals) who comprises the five are set out below:

	2005 **$ million**	2004 $ million
Salaries and other benefits	3.73	7.95
Retirement scheme contributions	0.37	1.05
	4.10	9.00

The total emoluments of the individual (2004 : two individuals) are within the following bands:

	2005 **Number**	2004 Number
$4,000,001 to $4,500,000	1	1
$4,500,001 to $5,000,000	–	1

12. Scheme of Control Transfers

The financial operations of The Hongkong Electric Company, Limited ("HEC"), a wholly-owned subsidiary of the Company, are governed by a Scheme of Control ("SOC") agreed with the Hong Kong SAR Government which provides for HEC to earn a Permitted Return (see note 2(u)(i)). Any difference between this Permitted Return and the SOC net revenue as calculated in accordance with the SOC must be transferred to/(from) a Development Fund from/(to) the Profit and Loss Account of HEC. Where the SOC net revenue is less than the Permitted Return, the amount transferred from the Development Fund to the Profit and Loss Account shall not exceed the balance of the Development Fund. In addition, 8% of the average balance of the Development Fund is transferred from the Profit and Loss Account of HEC to a Rate Reduction Reserve, which is subsequently rebated to customers. There is no transfer to and from both the Development Fund and Rate Reduction Reserve during the year.

13. Dividends Payable to Equity Shareholders of the Company Attributable to the Year

(a) Dividends payable to equity shareholders of the Company attributable to the year

	2005 **$ million**	2004 $ million
Interim dividend declared and paid of 58 cents per ordinary share (2004: 58 cents per ordinary share)	1,238	1,238
Final dividends proposed after the balance sheet date of:		
Ordinary – $1.01 per ordinary share (2004: $1.19 per ordinary share)	2,156	2,540
Special – $0.73 per ordinary share (2004: $nil)	1,558	–
	4,952	3,778

The final dividends proposed after the balance sheet date are based on 2,134,261,654 ordinary shares (2004 : 2,134,261,654 ordinary shares), being the total number of issued shares at the year end. The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year

	2005 **$ million**	2004 $ million
Final dividend in respect of the previous financial year, approved and paid during the year, of $1.19 per ordinary share (2004: $1.13 per ordinary share)	2,540	2,412

14. Earnings Per Share

The calculation of earnings per share is based on the profit attributable to equity shareholders of the Company of $8,562 million (2004 restated : $6,256 million) and 2,134,261,654 ordinary shares (2004 : 2,134,261,654 ordinary shares) in issue throughout the year.

There were no dilutive potential ordinary shares in existence during the years ended 31st December 2005 and 2004.

15. Fixed Assets

$ million	Site Formation and Buildings	Plant, Machinery and Equipment	Assets Under Construction	Sub-total	Interests in Leasehold Land held for own use under Operating Leases	Total Fixed Assets
Group						
Cost:						
At 1st January 2004 (restated)	11,870	45,333	2,850	60,053	2,809	62,862
Additions	3	180	2,055	2,238	8	2,246
Transfers between categories	56	1,039	(1,095)	–	–	–
Disposals	(7)	(123)	–	(130)	(9)	(139)
At 31st December 2004 (restated)	11,922	46,429	3,810	62,161	2,808	64,969
At 1st January 2005 (restated)	11,922	46,429	3,810	62,161	2,808	64,969
Additions	2	211	2,776	2,989	16	3,005
Transfers between categories	123	939	(1,062)	–	–	–
Disposals	(2)	(126)	–	(128)	(6)	(134)
At 31st December 2005	12,045	47,453	5,524	65,022	2,818	67,840
Accumulated Depreciation and Amortisation:						
At 1st January 2004 (restated)	2,859	14,710	–	17,569	269	17,838
Written back on disposals	(4)	(89)	–	(93)	–	(93)
Charge for the year	321	1,572	–	1,893	55	1,948
At 31st December 2004 (restated)	3,176	16,193	–	19,369	324	19,693
At 1st January 2005 (restated)	3,176	16,193	–	19,369	324	19,693
Written back on disposals	(3)	(72)	–	(75)	–	(75)
Charge for the year	323	1,587	–	1,910	54	1,964
At 31st December 2005	3,496	17,708	–	21,204	378	21,582
Net Book Value:						
At 31st December 2005	8,549	29,745	5,524	43,818	2,440	46,258
At 31st December 2004 (restated)	8,746	30,236	3,810	42,792	2,484	45,276

The above are mainly electricity-related fixed assets in respect of which financing costs capitalised during the year amounted to $167 million (2004 : $108 million).

The Group's leasehold land at 31st December 2005 is held in Hong Kong and comprises $54 million (2004 restated : $60 million) and $2,386 million (2004 restated : $2,424 million) of long-term and medium-term leasehold land respectively.

Depreciation charges for the year included $137 million (2004 : $143 million), relating to assets utilised in development activities which have been capitalised.

16. Interest in Subsidiaries

	Company	
	2005	2004
	$ million	$ million
Unlisted shares, at cost	2,417	2,417
Loan capital (see note below)	23,151	21,324
Amounts due from subsidiaries	6,434	6,832
	32,002	30,573

Loan capital is paid to The Hongkong Electric Company, Limited. These interest free loans, defined as "Loan Capital" in the Scheme of Control Agreement effective 1st January 1994, are not repayable without the prior agreement of the Government.

Particulars of the principal subsidiaries are set out in Appendix 2 on page 100.

17. Interest in Associates

	Group	
	2005	2004
	$ million	$ million
		restated
Share of net assets	1,333	1,077
Loans to associates (see note below)	4,087	7,417
Amounts due from associates	360	420
	5,780	8,914

Included in the loans to associates, $3,913 million (2004 : $6,556 million) are subordinated loans. The rights in respect of these loans are subordinated to the rights of any other lenders to the associates.

Particulars of the principal associates are set out in Appendix 3 on page 101.

Summarised Financial Information based on the unaudited Management Accounts of the associates is as follows:

	2005	2004
	$ million	$ million
Assets	55,725	56,942
Liabilities	(49,677)	(54,436)
Equity	6,048	2,506
Revenues	9,815	9,494
Profit	2,002	1,055

18. Other Non-current Financial Assets

	Group	
	2005	2004
	$ million	$ million
Unlisted available-for-sale equity securities (2004 : Other investments)	1,682	39

19. Inventories

	Group	
	2005	2004
	$ million	$ million
Work in progress	–	2
Coal and fuel oil	164	189
Stores and materials (see note below)	281	275
	445	466

Included in stores and materials is capital stock of $191 million (2004 : $176 million) which was purchased for the future maintenance of capital assets.

20. Trade and Other Receivables

	Group		Company	
	2005	2004	**2005**	2004
	$ million	$ million	**$ million**	$ million
Demand Side Management account (see note (a) below)	–	46	–	–
Derivative financial instruments	32	–	–	–
Debtors (see note (b) below)	1,058	1,023	12	6
	1,090	1,069	12	6

All of the trade and other receivables are expected to be recovered within one year.

(a) The Hongkong Electric Company, Limited reached an agreement with Government in 2000 to carry out Demand Side Management ("DSM") programmes to promote energy and maximum demand savings among non-domestic customers. The DSM account was to be recovered from non-domestic customers by applying DSM surcharges in subsequent years. The DSM costs were written-off during the year as management decided not to levy additional DSM surcharges in subsequent years.

	Group	
	2005	2004
	$ million	$ million
At 1st January	46	45
Programme costs incurred	–	1
Written off to profit and loss	(46)	–
At 31st December	–	46

(b) Debtors' ageing is analysed as follows:

	Group		Company	
	2005	2004	**2005**	2004
	$ million	$ million	**$ million**	$ million
Within 1 month	**555**	528	–	–
1 to 3 months overdue	**28**	25	–	–
More than 3 months overdue but less than 12 months overdue	**10**	10	–	–
Total trade debtors (see note below)	**593**	563	–	–
Deposits, prepayments and other receivables	**465**	460	**12**	6
	1,058	1,023	**12**	6

Electricity bills issued to domestic, small industrial, commercial and miscellaneous customers of electricity supplies are due upon presentation whereas maximum demand customers are allowed a credit period of 16 working days. If settlements by maximum demand customers are received after the credit period, The Hongkong Electric Company, Limited is entitled to add a surcharge of 5% to the respective bills.

21. Fuel Clause Account

The surcharge per unit of electricity sales was 2.2 cents from 1st January 2005 (2004 : The rebate per unit of electricity sales was 6.1 cents from January to March 2004 and 4.1 cents from April to December 2004). Movements on the Fuel Clause Account were as follows:

	Group	
	2005	2004
	$ million	$ million
At 1st January	**1,197**	1,147
Transfer to/(from) Profit and Loss Account	**119**	(443)
(Surcharge)/rebate during the year	**(237)**	493
At 31st December	**1,079**	1,197

This account, inclusive of interest, has been and will continue to be used to stabilise electricity tariffs (see note 2(u)).

22. Cash and Cash Equivalents

	Group		Company	
	2005	2004	**2005**	2004
	$ million	$ million	**$ million**	$ million
Deposits with banks and other financial institutions	**4,548**	1,415	**4,512**	1,415
Cash at bank and on hand	**13**	11	**8**	1
	4,561	1,426	**4,520**	1,416

(Expressed in Hong Kong Dollars)

22. Cash and Cash Equivalents (continued)

Included in cash and cash equivalents are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	Group		Company	
	2005	2004	**2005**	2004
	million	million	**million**	million
United States Dollars	**USD 4**	USD 139	**USD 4**	USD 139
Australian Dollars	**AUD 274**	AUD 57	**AUD 271**	AUD 57

23. Trade and Other Payables

	Group		Company	
	2005	2004	**2005**	2004
	$ million	$ million	**$ million**	$ million
Creditors (see note below)	**1,042**	1,070	**39**	28
Current portion of deferred creditors (see note 25)	**22**	212	**–**	–
Derivative financial instruments	**4**	–	**–**	–
	1,068	1,282	**39**	28

All of the trade and other payables are expected to be settled within one year.

Creditors' ageing is analysed as follows:

	Group		Company	
	2005	2004	**2005**	2004
	$ million	$ million	**$ million**	$ million
Due within 1 month	**358**	440	**13**	2
Due after 1 month but within 3 months	**170**	236	**–**	–
Due after 3 months but within 12 months	**485**	366	**1**	1
	1,013	1,042	**14**	3
Other payables	**29**	28	**25**	25
	1,042	1,070	**39**	28

Included in trade and other payables are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	Group		Company	
	2005	2004	**2005**	2004
	million	million	**million**	million
United States Dollars	**USD 31**	USD 24	**–**	–
Japanese Yen	**JPY 273**	JPY 437	**–**	–
Euros	**EUR 4**	EUR 1	**–**	–
Pound Sterling	**GBP 1**	–	**–**	–

24. Non-current Interest-bearing Borrowings

	Group	
	2005	2004
	$ million	$ million
Bank loans	8,043	9,232
Current portion	(354)	(400)
	7,689	8,832
Hong Kong dollar notes (see note below)	2,520	3,000
Current portion	–	(1,000)
	2,520	2,000
Total	10,209	10,832

Hong Kong dollar fixed rate notes bear interest at rates between 4.13% p.a. to 7.35% p.a. (2004 : 4.13% p.a. to 7.35% p.a.), while interest on floating rate notes are determined with reference to the Hong Kong Interbank Offered Rate. Details of issuers of Hong Kong dollar notes are set out in Appendix 2 on page 100. None of the non-current interest-bearing borrowings are expected to be settled within one year.

These borrowings have final maturities extending up to 2015 and are repayable as follows:

	Bank Loans		Hong Kong Dollar Notes		Total	
$ million	**2005**	2004	**2005**	2004	**2005**	2004
Within 1 year	354	400	–	1,000	354	1,400
After 1 year but within 2 years	115	2,520	520	–	635	2,520
After 2 years but within 5 years	7,574	6,312	1,000	500	8,574	6,812
After 5 years	–	–	1,000	1,500	1,000	1,500
	8,043	9,232	2,520	3,000	10,563	12,232

Included in interest-bearing borrowings are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	Group	
	2005	2004
	million	million
United States Dollars	USD 154	USD 154
Euros	EUR 4	EUR 7

(Expressed in Hong Kong Dollars)

25. Deferred Creditors and Other Payables

	Group	
	2005	2004
	$ million	$ million
Deferred creditors	74	760
Current portion of deferred creditors (see note 23)	(22)	(212)
Other payables	–	21
	52	569

Deferred creditors are repayable as follows (see note below):

	Group	
	2005	2004
	$ million	$ million
Within 1 year	22	212
After 1 year but within 2 years	22	212
After 2 years but within 5 years	26	329
After 5 years but within 10 years	4	7
	74	760

Deferred creditors are unsecured and bear interest at a margin over Hong Kong Interbank Offered Rate with final maturities up to 2011. During the year, management decided to accelerate the repayment of deferred creditors of $474 million.

26. Derivative Financial Instruments

	Group		Company	
	2005	2004	**2005**	2004
	$ million	$ million	**$ million**	$ million
Cross currency swaps	198	–	–	–
Interest rate swaps and caps	41	–	–	–
Foreign exchange forward contracts	(9)	–	–	–
Total	230	–	–	–
Current portion of derivative financial instruments (see notes 20 and 23)	28	–	–	–
	258	–	–	–
Represented by:				
Derivative financial instruments assets	(29)	–	–	–
Derivative financial instruments liabilities	287	–	–	–
	258	–	–	–

27. Deferred Taxation

(a) Movements in deferred taxation during the year are as follows:

	Group		Company	
	2005	2004	**2005**	2004
	$ million	$ million	**$ million**	$ million
At 1st January	**5,237**	5,105	**–**	–
Charged/(credited) to Profit and Loss Account (see note 10)	**208**	132	**(4)**	–
Credited to reserves	**(77)**	–	**(9)**	–
At 31st December	**5,368**	5,237	**(13)**	–

	Group		Company	
	2005	2004	**2005**	2004
	$ million	$ million	**$ million**	$ million
Net deferred tax assets recognised on the Balance Sheet	**(14)**	–	**(13)**	–
Net deferred tax liabilities recognised on the Balance Sheet	**5,382**	5,237	**–**	–
At 31st December	**5,368**	5,237	**(13)**	–

(b) Major components of deferred tax (assets)/liabilities are set out below:

	Group		Company	
	2005	2004	**2005**	2004
	$ million	$ million	**$ million**	$ million
Tax effects of:				
Depreciation allowances in excess of related depreciation	**5,223**	5,009	**–**	–
Fuel clause rebates	**189**	209	**–**	–
Contributions to employee retirement schemes	**(41)**	19	**(11)**	–
Tax losses	**(2)**	–	**(2)**	–
Cash flow hedges	**(1)**	–	**–**	–
	5,368	5,237	**(13)**	–

(c) Deferred tax assets have not been recognised in respect of the following items:

	Group		Company	
	2005	2004	**2005**	2004
	$ million	$ million	**$ million**	$ million
Deductible temporary differences	**–**	5	**–**	5
Tax losses	**–**	2	**–**	2
	–	7	**–**	7

(Expressed in Hong Kong Dollars)

28. Employee Retirement Benefits

(a) Defined Benefit Retirement Scheme

The Company and its principal subsidiaries operate two Retirement Schemes which cover substantially all permanent staff in the Group. The Schemes are established under trust and are registered under the Hong Kong Occupational Retirement Schemes Ordinance. They are defined benefit in nature whereby the retirement benefits are based on the employee's final basic salary and length of service. The assets of the Schemes are held independently of the Group's assets in separate trustee administered funds.

The funding policy in respect of the Schemes is based on valuations prepared periodically by independent professionally qualified actuaries at Watson Wyatt Hong Kong Limited. The policy on employer's contributions is to fund the Schemes in accordance with the actuary's recommendations on an on-going basis, whereas employees' contributions, if applicable, are fixed at 5% of basic pay. The most recent actuarial valuations of both Schemes have been carried out by the appointed actuary, represented by Mr. A. Wong, FSA, FCIA as at 1st January 2004. The principal actuarial assumptions used include a long term yield gap, which is the long term expected rate of investment return net of salary increase, of 2% p.a., pension increase of 2.5% p.a., together with appropriate provisions for mortality rates, turnover and adjustments to reflect the short-term market expectation of salary increases. The valuations revealed that the Scheme assets in each case were sufficient to cover the respective discontinuance liabilities as at the valuation date.

Retirement scheme costs charged to the Profit and Loss Account for the year ended 31st December 2005 were determined in accordance with HKAS 19 "Employee Benefits", under which the Schemes are required to be valued using the "Projected Unit Credit Method".

(i) The amounts recognised in the Balance Sheet are as follows:

	Group		Company	
	2005	2004	**2005**	2004
	$ million	$ million	**$ million**	$ million
Present value of funded obligations	4,151	3,701	393	354
Fair value of scheme assets	(3,986)	(3,639)	(337)	(312)
Net unrecognised actuarial losses	–	(256)	–	(32)
	165	(194)	56	10
Represented by:				
Employee retirement benefit assets	(170)	(296)	(10)	(14)
Employee retirement benefit liabilities	335	102	66	24
	165	(194)	56	10

The plan assets include ordinary shares issued by the Company with a fair value of $7 million (2004 : $7 million).

A portion of the above liability is expected to be settled after more than one year. However, it is not practicable to segregate this amount from the amounts payable in the next twelve months, as future contributions will also relate to future services rendered and future changes in actuarial assumptions and market conditions.

(ii) Changes in present value of funded obligations are as follows:

	Group		Company	
	2005	2004	**2005**	2004
	$ million	$ million	**$ million**	$ million
Opening present value of funded obligations	**3,701**	3,427	**354**	321
Current service cost	**140**	134	**9**	8
Interest cost	**182**	185	**17**	18
Employee contributions paid to schemes	**28**	28	**2**	2
Actuarial loss	**251**	84	**32**	28
Benefits paid	**(151)**	(157)	**(21)**	(23)
Closing present value of funded obligations	**4,151**	3,701	**393**	354

(iii) Changes in fair value of scheme assets are as follows:

	Group		Company	
	2005	2004	**2005**	2004
	$ million	$ million	**$ million**	$ million
Opening fair value of scheme assets	**3,639**	3,240	**312**	278
Expected return	**274**	245	**23**	21
Actuarial gain	**67**	148	**13**	14
Employer contributions paid to schemes	**129**	135	**8**	8
Employee contributions paid to schemes	**28**	28	**2**	2
Transfer of assets	**–**	–	**–**	12
Benefits paid	**(151)**	(157)	**(21)**	(23)
Closing fair value of scheme assets	**3,986**	3,639	**337**	312

The Group expects to contribute $84 million to its defined benefit schemes in 2006.

(iv) Expense recognised in the Profit and Loss Account, prior to any capitalisation of employment costs attributable to fixed assets additions, is as follows:

	2005	2004
	$ million	$ million
Current service cost	**140**	134
Interest cost	**182**	185
Expected return on scheme assets	**(274)**	(245)
Net actuarial losses recognised	**–**	11
	48	85

The expense is recognised in the following line items in the consolidated Profit and Loss Account:

	2005	2004
	$ million	$ million
Direct costs	**25**	45
Other operating costs	**23**	40
	48	85

The actual return on scheme assets (taking into account all changes in the fair value of the scheme assets excluding contributions paid and received) was net income of $341 million (2004 : $394 million).

28. Employee Retirement Benefits (continued)

(a) Defined Benefit Retirement Scheme (continued)

(v) The cumulative amount of actuarial gains and losses recognised in the Statement of Recognised Income and Expense is as follows:

	2005 $ million	2004 $ million
At 1st January	–	–
Actuarial losses recognised in the Statement of Recognised Income and Expense during the year	439	–
At 31st December	439	–

(vi) The major categories of scheme assets as a percentage of total scheme assets are as follows:

	2005	2004
Hong Kong equities	17.2%	19.8%
Europe equities	14.8%	12.7%
North America equities	14.7%	17.8%
Other Asia Pacific equities	17.7%	14.6%
Global bonds	31.3%	32.6%
Deposits and Cash	4.3%	2.5%

(vii) The principal actuarial assumptions used at 31st December (expressed as weighted average) are as follows:

	Group and Company	
	2005	2004
Discount rate	4.5%	5.0%
Expected rate of return on scheme assets	7.5%	7.5%
Future salary increase rate	5.0%	5.0%
Future pension increase rate	2.5%	2.5%

(viii) The amounts of defined benefit schemes for the current and previous year are as follows:

	Group		**Company**	
	2005 $ million	2004 $ million	**2005 $ million**	2004 $ million
Present value of funded obligations	(4,151)	(3,701)	(393)	(354)
Fair value of scheme assets	3,986	3,639	337	312
Deficit	(165)	(62)	(56)	(42)
Experience adjustments on:				
Scheme liabilities	(8)	(26)	(10)	(18)
Scheme assets	67	148	13	14

(b) Defined Contribution Retirement Scheme

Since the introduction of the Hong Kong Mandatory Provident Fund Scheme in December 2000, all new recruits are enrolled in that Scheme instead of the existing retirement schemes.

	2005 **$ million**	2004 $ million
Expenses recognised in the Profit and Loss Account	2	2

29. Share Capital

		Company	
	Number of Shares	**2005** **$ million**	2004 $ million
Authorised:			
Ordinary shares of $1 each	3,300,000,000	3,300	3,300
Issued and fully paid:			
Ordinary shares of $1 each	2,134,261,654	2,134	2,134

30. Nature and Purpose of Reserves

Details of the composition of reserves and movements during the year are given in the Statement of Changes in Equity.

(a) Share Premium

The application of the share premium account is governed by Section 48B of the Hong Kong Companies Ordinance.

(b) Exchange Reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations as well as the effective portion of any foreign exchange differences arising from hedges of the net investment in these foreign operations. The reserve is dealt with in accordance with the accounting policies set out in notes 2(i)(ii) and 2(v).

(c) Hedging Reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flow in accordance with the accounting policy adopted for cash flow hedges in note 2(i)(i).

(d) Revenue Reserve

The revenue reserve is the accumulative profits retained by the Company and its subsidiaries and including share of the retained profits of its associates.

31. Notes to the Consolidated Cash Flow Statement

Reconciliation of profit before taxation to cash generated from operations

	2005 **$ million**	2004 $ million
		restated
Profit before taxation	9,777	7,436
Adjustments for:		
Profit on disposal of interest in associates	(1,500)	–
Share of profits less losses of associates	(1,050)	(419)
Interest income	(932)	(879)
Dividend income from available-for-sale equity securities	(36)	–
Profit on disposal of available-for-sale equity securities	(21)	–
Finance costs	537	574
Depreciation	1,773	1,750
Amortisation of leasehold land	54	55
Fixed assets written off	21	20
Net profit on disposal of fixed assets	(25)	(30)
Exchange gain	(14)	(1)
Operating profit before changes in working capital	8,584	8,506
Decrease/(increase) in inventories	30	(116)
Increase in trade and other receivables	(25)	(30)
Decrease/(increase) in Fuel Clause Account	118	(50)
(Decrease)/increase in trade and other payables, excluding current portion of deferred creditors	(137)	27
Increase in net employee retirement benefits	(91)	(50)
Cash generated from operations	8,495	8,287

32. Financial Instruments

The Group is exposed to credit, liquidity, interest rate and currency risks in the normal course of its businesses. In accordance with the Group's treasury policy, derivative financial instruments are only used to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. The Group does not hold or issue derivative financial instruments for trading or speculative purposes.

(a) Credit Risk

The Group's credit risk is primarily attributable to trade and other receivables of electricity charges, Fuel Clause Account, bank deposits and over-the-counter derivative financial instruments entered into for hedging purposes. The management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis.

In respect of trade and other receivables of electricity charges, The Hongkong Electric Company Limited, a wholly-owned subsidiary company, obtains sufficient collateral of security from customers in accordance with the Supply Rules. The outstanding amount of deposits received from customers at 31st December 2005 was $1,508 million. The credit policy is set out in note 20.

In respect of the Fuel Clause Account, the 2004-2008 Financial Plan was submitted and approved by the Government on the basis that the Fuel Clause Account receivable would be recovered by the end of the Financial Plan period, i.e. by the end of 2008.

The Group has a defined minimum credit rating requirement and transaction limit on counterparties for dealing in financial derivatives or placing of deposits to minimise credit exposure. The management does not expect any counterparty to fail to meet its obligations.

The Group has no significant concentrations of credit risk in respect of trade and other receivables of electricity charges, as the five largest customers combined did not exceed 30% of the Group's total turnover.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet.

(b) Liquidity Risk

The Group's policy is to regularly monitor current and expected liquidity requirements and its compliance with loan covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. The Group has undrawn committed bank facilities of $3,465 million at 31st December 2005.

(c) Interest Rate Risk

(i) *Hedging*

The Group's policy is to maintain a balanced combination of fixed and variable rate debt to reduce its interest rate exposure. The Group also uses interest rate derivatives to manage the exposure in accordance with the treasury policy. At 31st December 2005, the Group had interest rate swaps with a total notional amount of $5,893 million.

The Group classifies interest rate swaps as cash flow hedges and states them at fair value in accordance with the policy set out in note 2(h).

The net fair value of swaps entered into by the Group at 31st December 2005 was $41 million. These amounts are recognised as derivative financial instruments assets/liabilities.

(Expressed in Hong Kong Dollars)

32. Financial Instruments (continued)

(c) Interest Rate Risk (continued)

(ii) *Effective Interest Rate and Repricing Analysis*

In respect of income-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice or the maturity dates, if earlier.

			2005			
$ million	**Weighted Average Interest Rate %**	**One Year or Less**	**1-2 Years**	**2-5 Years**	**More Than 5 Years**	***Total***
Group						
Repricing dates for assets/(liabilities) *which reprice before maturity*						
Cash at bank and on hand	-	13	-	-	-	13
Bank overdrafts	7.8	(8)	-	-	-	(8)
Bank loans and other borrowings	4.7	(6,104)	-	-	-	(6,104)
Deferred creditors	5.2	(74)	-	-	-	(74)
Customers' deposits	2.3	(1,508)	-	-	-	(1,508)
Effect of interest rate swaps	0.2	750	(500)	(250)	-	-
		(6,931)	(500)	(250)	-	(7,681)
Maturity dates for assets/(liabilities) which do not reprice before maturity						
Loans to associates	11.1	126	-	-	3,949	4,075
Deposits with banks and other financial institutions	4.6	4,548	-	-	-	4,548
Bank loans and other borrowings	5.9	(185)	-	(3,274)	(1,000)	(4,459)
		4,489	-	(3,274)	2,949	4,164

$ million	Weighted Average Interest Rate %	One Year or Less	1-2 Years	2-5 Years	More Than 5 Years	Total
			2005			
Company						
Repricing dates for assets which reprice before maturity						
Cash at bank and on hand	–	8	–	–	–	8
Maturity dates for assets which do not reprice before maturity						
Deposits with banks and other financial institutions	4.6	4,512	–	–	–	4,512

(d) **Foreign Currency Risk**

(i) *Committed and Forecast Transactions*

The Group is exposed to foreign currency risk primarily through purchases that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily United States dollars, Sterling pounds, Euros, Japanese yen and Australian dollars.

The Group uses forward exchange contracts to hedge its foreign currency risk and classifies these as cash flow hedges. At 31st December 2005, the Group had forward exchange contracts hedging committed and forecast transactions with a net fair value of $8 million recognised as derivative financial instruments.

(ii) *Recognised Assets and Liabilities*

The net fair value of forward exchange contracts and currency swaps contracts used by the Group as economic hedges of monetary assets and liabilities in foreign currencies at 31st December 2005 was $1 million and $198 million recognised as derivative financial instruments assets and liabilities respectively.

Except for borrowings arising from overseas investments (see note 32(d)(iii)), 100% of the Group's borrowings are either hedged or denominated in Hong Kong dollars. Given this, the management does not expect that there will be any significant currency risk associated with the Group's borrowings.

(iii) *Overseas Investments*

Currency exposure arising from overseas investments is hedged by arranging a comparable level of external borrowings in the same currency as the underlying investments. The fair value of the loans at 31st December 2005 was $3,274 million.

(Expressed in Hong Kong Dollars)

32. Financial Instruments (continued)

(e) Fair Values

The carrying amounts of the financial instruments are estimated to approximate their fair values.

(f) Estimation of Fair Values

The following summarises the major methods and assumptions used in estimating the fair values of financial instruments.

(i) *Securities*

Fair value is based on quoted market prices at the balance sheet date without any deduction for transaction costs. Unquoted equity investments do not have a quoted market price in an active market and are measured at cost as their fair value cannot be measured reliably.

(ii) *Derivatives*

The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows.

(iii) *Interest-bearing Bank Loans and Other Borrowings*

The carrying amounts of bank loans and other borrowings are estimated to approximate their fair values.

(g) Comparative Information

Corresponding figures for the last year were not shown, as comparative amounts have not been restated which is prohibited by the transitional arrangements in HKAS 39.

33. Operating Lease

At 31st December 2005, the total future minimum lease payments by the Group under a non-cancellable equipment operating lease are payable as follows:

	Group	
	2005	2004
	$ million	$ million
Within 1 year	**62**	62
After 1 year but within 5 years	**170**	232
	232	294

Under the non-cancellable equipment operating lease agreement, the lessee has an option to purchase all of the equipment at the fair market value as at the lease maturity date.

34. Commitments

The Group's commitments outstanding at 31st December and not provided for in the financial statements were as follows:

	Group		Company	
	2005	2004	**2005**	2004
	$ million	$ million	**$ million**	$ million
Contracted for:				
Capital expenditure	**1,807**	2,961	**–**	–
Investment in associates	**234**	312	**–**	–
Available-for-sale equity securities	**–**	1,581	**–**	–
	2,041	4,854	**–**	–
Authorised but not contracted for:				
Capital expenditure	**7,400**	7,195	**–**	1

35. Contingent Liabilities

	Group		Company	
	2005	2004	**2005**	2004
	$ million	$ million	**$ million**	$ million
Guarantees have been executed in respect of banking facilities available to the subsidiaries	**–**	–	**3,274**	6,270
Other guarantees given in respect of:				
Subsidiaries	**10**	5	**1,728**	4,866
Associate	**33**	35	**33**	35
Others	**210**	256	**–**	45
	253	296	**5,035**	11,216

36. Material Related Party Transactions

The Group had the following material transactions carried out with related parties during the year:

(a) Associates

Interest income received/receivable from associates in respect of the loans to associates amounted to $840 million (2004 : $848 million) for the year. At 31st December 2005, the total outstanding interest bearing loan balances due from associates were $4,075 million (2004 : $7,417 million). The outstanding balances with associates are disclosed in note 17.

(b) Key Management Personnel Compensation

Remuneration for key management personnel, including amounts paid to the company's directors as disclosed in note 11(a) and certain of the highest paid employees as disclosed in note 11(b), is as follows:

	Group		Company	
	2005	2004	**2005**	2004
	$ million	$ million	**$ million**	$ million
Short-term employee benefits	**61**	57	**35**	32
Post-employment benefits	**3**	4	**1**	1
	64	61	**36**	33

Total remuneration is included in "staff costs" (see note 9).

(Expressed in Hong Kong Dollars)

36. Material Related Party Transactions (continued)

(c) Subsidiaries

Management fees and services fees recharged by the Company to subsidiaries amounted to $134 million (2004 : $130 million) for the year. At 31st December 2005, the outstanding balances with subsidiaries are disclosed in note 16. The transactions and balances with subsidiaries are eliminated on consolidation.

(d) Other Related Parties

(i) On 10th September 2004, Hongkong Electric Holdings Limited ("HEH") and Cheung Kong Infrastructure Holdings Limited ("CKI"), a substantial shareholder of the Company, entered into an agreement under which HEH agreed to purchase, or procure the purchase by its wholly-owned subsidiary, of the entire issued share capital of Alpha Central Profits Limited ("Alpha"). Alpha was a wholly-owned indirect subsidiary of CKI that owns 19.9% of the issued share capital of Gas Network Limited (currently known as Northern Gas Networks Holdings Limited). Gas Network Limited had agreed to acquire Blackwater F Limited ("Blackwater") (currently known as Northern Gas Networks Limited), a wholly-owned subsidiary of Transco plc that owned the North of England Gas Distribution Network business in the United Kingdom. The Blackwater acquisition was completed on 1st June 2005.

(ii) On 9th November 2005, CKI and HEH entered into an agreement, pursuant to which HEH agreed to procure the sale and CKI agreed, through its nominee(s), to purchase from HEH an approximately 22.07% attributable interest in each of ETSA Utilities ("ETSA") and CKI/HEI Electricity Distribution Holdings (Australia) Pty Ltd ("CHEDHA"). ETSA and CHEDHA are associates of the Company. The transaction was completed on 21st December 2005. Profit on disposal of the 22.07% interest in ETSA and CHEDHA was $1,560 million, as disclosed in note 8.

(iii) On 23rd December 2005, CKI/HEI Infrastructure Holdings Pty Ltd ("CHIP", formerly known as CKI/HEI Telecommunications Pty Limited), a wholly-owned subsidiary of CKI/HEI Electricity Holdings (Malaysian) Limited ("CHEM"), entered into a Share Sale Agreement with Powercor Australia Holdings Pty Limited ("Powercor Holdings") to acquire the entire issued share capital of Silk Telecom Pty Ltd. ("Silk", formerly known as Powercor Australia Telecommunications Pty Limited), and Silk had entered into agreements to acquire telecommunications assets from certain associated companies of the Company. The Company would provide financial assistance to CHEM for completion of the purchase and for Silk's future operations which is expected to be up to an aggregate amount of A$12.5 million (approximately HK$71 million). CHIP, CHEM and Powercor Holdings are associates of the Company. At 31st December 2005, the total amount lent to CHEM was HK$48 million.

37. Substantial Shareholder of the Company

The Company is a Hong Kong listed company and the shares are widely held by the public. Cheung Kong Infrastructure Holdings Limited currently holds approximately 38.87% of the issued share capital of the Company and is a substantial shareholder of the Company.

38. Critical Accounting Estimates and Judgements

There are no critical accounting estimates and judgements made by the Group concerning the future that cause a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

39. Comparative Figures

Certain comparative figures have been adjusted or re-classified as a result of the changes in accounting policies. Further details are disclosed in note 3.

40. Possible Impact of Amendments, New Standards and Interpretations Issued But Not Yet Effective for the Annual Accounting Period Ended 31st December 2005

Up to the date of issue of these financial statements, the HKICPA has issued the following amendments, new standards and interpretations which are not yet effective for the accounting period end 31st December 2005 and which have not been adopted in these financial statements:

		Effective for accounting periods beginning on or after
HKFRS 6	Exploration for and evaluation of mineral resources	1st January 2006
HK(IFRIC) 4	Determining whether an arrangement contains a lease	1st January 2006
HK(IFRIC) 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds	1st January 2006
HK(IFRIC) 6	Liabilities arising from participating in a specific market – waste electrical and electronic equipment	1st December 2005
HK(IFRIC) 7	Applying the restatement approach under HKAS 29 – Financial reporting in hyperinflationary economies	1st March 2006
Amendments to HKAS 39	Financial instruments: recognition and measurement	1st January 2006
Amendments to, as a consequence of the Hong Kong Companies (Amendment) Ordinance 2005	HKAS 1 Presentation of financial statements;	1st January 2006
	HKAS 27 Consolidated and separate financial statements;	1st January 2006
	HKFRS 3 Business combinations	1st January 2006
HKFRS 7	Financial Instruments: Disclosures	1st January 2007
Amendments to HKAS 1	Presentation of Financial Statements: Capital Disclosures	1st January 2007

In addition, the Hong Kong Companies (Amendment) Ordinance 2005 came into effect on 1st December 2005 and would be first applicable to the Group's financial statements for the period beginning 1st January 2006.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that they are unlikely to have a significant impact on the Group's results of operations and financial position.

(Expressed in Hong Kong Dollars)

Appendix 1

Segment Information

(a) Business Segments
For the year ended 31st December

$ million	Sales of Electricity **2005**	Sales of Electricity 2004	Infrastructure Investments **2005**	Infrastructure Investments 2004 restated	Unallocated & Other Items **2005**	Unallocated & Other Items 2004	Consolidated **2005**	Consolidated 2004 restated
Revenue								
Group turnover	11,575	11,356	–	–	47	51	11,622	11,407
Other revenue	47	52	–	–	110	7	157	59
Segment revenue	11,622	11,408	–	–	157	58	11,779	11,466
Result								
Segment result	6,783	6,744	–	–	70	(37)	6,853	6,707
Interest income	–	–	840	848	62	31	902	879
Finance costs	(128)	(83)	(460)	(486)	–	–	(588)	(569)
Operating profit	6,655	6,661	380	362	132	(6)	7,167	7,017
Profit on disposal of interest in associates	–	–	1,560	–	–	–	1,560	–
Share of profits less losses of associates	–	–	1,049	417	1	2	1,050	419
Profit before taxation	6,655	6,661	2,989	779	133	(4)	9,777	7,436
Income tax	(1,218)	(1,180)	(1)	–	4	–	(1,215)	(1,180)
Profit after taxation	5,437	5,481	2,988	779	137	(4)	8,562	6,256
Scheme of Control transfers	–	–	–	–	–	–	–	–
Profit attributable to equity shareholders	5,437	5,481	2,988	779	137	(4)	8,562	6,256
At 31st December								
Assets								
Segment assets	49,056	48,340	1,738	45	(27)	(42)	50,767	48,343
Interest in associates	–	–	5,770	8,903	10	11	5,780	8,914
Cash and cash equivalent	–	–	–	–	4,561	1,426	4,561	1,426
Consolidated total assets	49,056	48,340	7,508	8,948	4,544	1,395	61,108	58,683
Liabilities								
Segment liabilities	2,601	2,332	458	255	117	61	3,176	2,648
Current and deferred taxation	5,602	5,465	–	–	–	1	5,602	5,466
Interest-bearing borrowings	7,372	6,441	3,273	6,556	–	–	10,645	12,997
Rate Reduction Reserve	–	–	–	–	–	–	–	–
Development Fund	–	–	–	–	–	–	–	–
Consolidated total liabilities	15,575	14,238	3,731	6,811	117	62	19,423	21,111
Other information								
Capital expenditure	3,005	2,246	–	–	–	–	3,005	2,246
Depreciation and amortisation	1,934	1,948	–	–	–	–	1,934	1,948

(b) Geographical Segments

For the year ended 31st December

$ million	Hong Kong		Australia		Unallocated & Other Items		Consolidated	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
				restated				restated
Revenue								
Group turnover	11,607	11,394	–	2	15	11	11,622	11,407
Other revenue	53	56	–	–	104	3	157	59
Segment revenue	11,660	11,450	–	2	119	14	11,779	11,466
Result								
Segment result	6,787	6,751	13	1	53	(45)	6,853	6,707
Interest income	62	31	837	846	3	2	902	879
Finance costs	(128)	(83)	(460)	(486)	–	–	(588)	(569)
Operating profit	6,721	6,699	390	361	56	(43)	7,167	7,017
Profit on disposal of interest in associates	–	–	1,560	–	–	–	1,560	–
Share of profits less losses of associates	1	2	1,064	435	(15)	(18)	1,050	419
Profit before taxation	6,722	6,701	3,014	796	41	(61)	9,777	7,436
Income tax	(1,214)	(1,180)	–	–	(1)	–	(1,215)	(1,180)
Profit after taxation	5,508	5,521	3,014	796	40	(61)	8,562	6,256
Scheme of Control transfers	–	–	–	–	–	–	–	–
Profit attributable to equity shareholders	5,508	5,521	3,014	796	40	(61)	8,562	6,256
At 31st December								
Assets								
Segment assets	49,023	48,292	56	6	1,688	45	50,767	48,343
Interest in associates	10	11	5,548	8,794	222	109	5,780	8,914
Cash and cash equivalent	–	–	–	–	4,561	1,426	4,561	1,426
Consolidated total assets	49,033	48,303	5,604	8,800	6,471	1,580	61,108	58,683
Other information								
Capital expenditure	3,005	2,246	–	–	–	–	3,005	2,246
Depreciation and amortisation	1,964	1,948	–	–	–	–	1,964	1,948

Appendix 2

Principal Subsidiaries

The following list contains only the particulars of subsidiaries as at 31st December 2005 which principally affected the results, assets or liabilities of the Group:

Name	Issued Share Capital and Debt Securities	Percentage of Equity Held by the Company	Place of Incorporation/ Operation	Principal Activity
The Hongkong Electric Company, Limited	HK$2,411,600,000	100	Hong Kong	Electricity generation and supply
Associated Technical Services Limited	HK$1,000,000	100	Hong Kong	Consulting
Cavendish Construction Limited	HK$4,200,000	100	Hong Kong	Contracting
Fortress Advertising Company Limited	HK$2	100	Hong Kong	Advertising
Hongkong Electric Fund Management Limited	HK$20	100	Hong Kong	Trustee
Gusbury Enterprises Incorporation	US$2	100	Panama/Hong Kong	Investment holding
HKE International Limited	US$1	100	British Virgin Islands/ Hong Kong	Investment holding
Hongkong Electric (Natural Gas) Limited	US$1	100	British Virgin Islands/ Hong Kong	Investment holding
Hongkong Electric (Cayman) Limited	US$1 and HK$1,000 million Hong Kong dollar notes (see note 24)	100	Cayman Islands/ Hong Kong	Financing
Hongkong Electric Finance (Cayman) Limited	US$1 and HK$500 million Hong Kong dollar notes (see note 24)	100	Cayman Islands/ Hong Kong	Financing
Fenning Limited	HK$20	100	Hong Kong	Contracting
Dunway Investment Limited	US$1	100	British Virgin Islands	Investment
Coty Limited	US$1	100	British Virgin Islands	Investment holding
Hongkong Electric International Limited	US$1	100	British Virgin Islands	Investment holding
Hongkong Electric Finance Limited	US$1 HK$1,000 million Hong Kong dollar notes (see note 24)	100*	British Virgin Islands/ Hong Kong	Financing
HEI Investment Holdings Limited	HK$2	100*	Hong Kong	Investment holding
Rayong Energy Developments Limited	US$1	100*	British Virgin Islands/ Hong Kong	Investment holding
Sigerson Business Corp.	US$1	100*	British Virgin Islands	Investment holding
HEI Utilities (Malaysian) Ltd	A$637,510	100*	British Virgin Islands	Investment holding
HEI Power (Malaysian) Ltd	A$52,510	100*	British Virgin Islands	Investment holding
Hong Kong Electric International Finance (Australia) Pty Limited	A$1	100*	Australia	Financing
HEI Transmission Finance (Australia) Pty Limited	A$12	100*	Australia	Financing
HEI Distribution Finance (Australia) Pty Limited	A$100	100*	Australia	Financing
Riverland Investment Limited	US$1	100*	British Virgin Islands	Investment holding
Hongkong Electric International Power (Mauritius) Limited	US$2	100*	Mauritius	Investment holding
HEI Electricity Distribution (Malaysian) Limited	US$100	100*	Malaysia	Investment holding
Kentson Limited	US$1	100*	British Virgin Islands	Investment holding
Alpha Central Profits Limited	US$1	100*	British Virgin Islands	Investment holding

* *Indirectly held*

Appendix 3

Principal Associates

The following list contains only the particulars of associates as at 31st December 2005 which principally affected the results or assets of the Group:

Name	Issued Share Capital	Percentage of Group's Effective Interest	Place of Incorporation/ Operation	Principal Activity
Secan Limited	HK$10	20%	Hong Kong	Property development
CKI Spark Holdings No. One Limited (see note (a) below)	AUD335,031,565	54.76%	Bahamas/ Australia	Electricity distribution
CKI Spark Holdings No. Two Limited (see note (b) below)	AUD498,038,537	54.76%	Bahamas/ Australia	Electricity distribution
CKI/HEI Electricity Holdings (Malaysian) Limited (see note (c) below)	AUD100	50%	Malaysia	Investment holding
Ratchaburi Power Company, Limited (see note (d) below)	THB1,665,000,000	25%	Thailand	Electricity generation and supply

Notes:

(a) *CKI Spark Holdings No. One Limited holds 51% attributable interest in CHEDHA Holdings Pty Limited ("CHEDHAH"). CHEDHAH is the holding company of Powercor and CitiPower. Powercor operates and manages an electricity distribution business in the State of Victoria, Australia. CitiPower, which is similar to Powercor, is one of five electricity distributors in the State of Victoria, Australia. The Group holds 54.76% of CKI Spark Holdings No. One Limited but the Group does not have effective control over it and therefore it has been accounted for as an associate.*

(b) *CKI Spark Holdings No. Two Limited holds 51% attributable interest in ETSA Utilities Partnership ("ETSA"). ETSA is an unincorporated body and operates and manages the electricity distribution business in the State of South Australia. The Group holds 54.76% of CKI Spark Holdings No. Two Limited but the Group does not have effective control over it and therefore it has been accounted for as an associate.*

(c) *CKI/HEI Electricity Holdings (Malaysian) Limited through its wholly-owned subsidiary holds certain telecommunication assets in Australia.*

(d) *Ratchaburi Power Company, Limited is incorporated in Thailand and is principally engaged in the development, financing, construction, installation, testing, operation and maintenance of a power generating station in Thailand.*

Five-Year Group Profit Summary

HK$ million	**2005**	2004	2003	2002	2001
Turnover	11,622	11,407	11,250	11,605	10,867
Operating profit	7,167	7,017	7,394	7,677	6,715
Profit on disposal of interest in associates	1,560	–	–	–	–
Share of profits less losses of associates	1,050	419	71	22	318
Profit before taxation	9,777	7,436	7,465	7,699	7,033
Income tax	(1,215)	(1,180)	(1,598)	(1,154)	(1,025)
Profit after taxation	8,562	6,256	5,867	6,545	6,008
Scheme of Control transfers	–	–	133	(12)	96
Profit attributable to equity shareholders	8,562	6,256	6,000	6,533	6,104

Five-Year Group Balance Sheet

HK$ million	**2005**	2004	2003	2002	2001
Fixed assets	46,268	45,276	45,024	45,202	43,955
Interest in associates	5,760	8,914	8,175	7,767	4,739
Other non-current financial assets	1,682	39	7	405	393
Other non-current assets	213	296	236	228	–
Net current assets/(liabilities)	5,525	1,242	(845)	(2,226)	(588)
Total assets less current liabilities	59,458	55,767	52,597	51,376	48,499
Non-current liabilities	(17,773)	(18,195)	(17,531)	(18,890)	(19,106)
Rate Reduction Reserve	–	–	(5)	(10)	(9)
Development Fund	–	–	–	(139)	(138)
Net assets	41,685	37,572	35,061	32,337	29,246
Share capital	2,134	2,134	2,134	2,134	2,134
Reserves	39,551	35,438	32,927	30,203	27,112
Capital and reserves	41,685	37,572	35,061	32,337	29,246

Note:

The HKICPA has issued a number of new and revised HKFRSs that are effective or available for early adoption for the accounting periods beginning on or after 1st January 2005. Information on the changes in accounting policies resulting from initial application of these new and revised HKFRSs is provided in note 3 to the financial statements. Figures for 2004 and 2005 have been adjusted for these new and revised policies in accordance with the transitional provisions and as disclosed in note 3. Earlier years have only been restated to the extent that the new accounting policies are adopted retrospectively as disclosed in note 3.

The Hongkong Electric Company, Limited

(a) Scheme of Control

The activities of The Hongkong Electric Company, Limited ("HEC"), a wholly-owned subsidiary of the Company, are subject to a Scheme of Control ("SOC") agreed with the Hong Kong SAR Government. This SOC was renewed with effect from 1st January 1994 and is effective until 31st December 2008. During this period, each party has the right, during the year ended 31st December 1998 and the year ended 31st December 2003, to request modification of the SOC, subject to agreement being reached by all parties.

The SOC provides for HEC to earn a Permitted Return of 13.5% of average net fixed assets plus 1.5% of average net fixed assets acquired after 1st January 1979 from the additional shareholders' investment as defined in the SOC. The Permitted Return is determined after any excess capacity adjustment, in accordance with the Annex of the SOC. No excess capacity adjustment was required in 2005. Any difference between the Permitted Return and the SOC net revenue of HEC must be transferred to or (from) a Development Fund from or (to) the Profit and Loss Account of HEC. Where the SOC net revenue is less than the Permitted Return, the amount transferred from the Development Fund to the Profit and Loss Account shall not exceed the balance of the Development Fund. In calculating this SOC net revenue, interest relating to the acquisition of fixed assets (whether it has been charged to revenue or capitalised) up to 8% per annum, is added to, and a tax adjustment is made against, profit after taxation. In addition, each year 8% of the average balance of the Development Fund is transferred from the Profit and Loss Account of HEC to a Rate Reduction Reserve, the purpose of which is to rebate electricity charges to customers.

In accordance with the renewed SOC effective 1st January 1994, HEC is required to retain a SOC tax adjustment at historical tax rates. This tax adjustment shall be retained within HEC until such time as it may be required to pay the tax.

(b) Ten-Year Scheme of Control Statement for the Year Ended 31st December

HK$ million	**2005**	2004	2003	2002	2001	2000	1999	1998	1997	1996
Sales of electricity	**12,310**	11,442	11,263	11,522	10,911	10,543	9,577	9,627	8,366	7,980
Transfer from/(to) Fuel Clause Account	**119**	(443)	(726)	(724)	(740)	(801)	(745)	(623)	(479)	(449)
Other Scheme of Control revenue	**56**	51	66	56	59	54	64	62	66	86
Gross tariff revenue	**12,485**	11,050	10,603	10,854	10,230	9,796	8,896	9,066	7,953	7,617
Fuel costs	**(1,887)**	(1,301)	(983)	(972)	(917)	(823)	(842)	(973)	(1,036)	(1,034)
Operating costs	**(1,190)**	(1,105)	(918)	(833)	(848)	(845)	(798)	(755)	(742)	(711)
Interest	**(128)**	(83)	(195)	(196)	(359)	(590)	(648)	(778)	(436)	(424)
Depreciation	**(1,832)**	(1,810)	(1,782)	(1,671)	(1,572)	(1,448)	(1,348)	(1,382)	(1,152)	(1,070)
Profit on disposal of fixed assets	**-**	-	317	-	-	-	-	-	-	-
Net revenue before taxation	**7,448**	6,751	7,042	7,182	6,534	6,090	5,260	5,178	4,587	4,378
Scheme of Control taxation	**(1,314)**	(1,167)	(1,193)	(1,134)	(1,010)	(862)	(747)	(822)	(748)	(713)
Net revenue after taxation	**6,134**	5,584	5,849	6,048	5,524	5,228	4,513	4,356	3,839	3,665
Interest on borrowed capital	**181**	128	218	329	524	775	790	867	780	666
Interest on incremental customers' deposits	**3**	-	-	-	3	3	1	-	-	-
Scheme of Control net revenue	**6,318**	5,712	6,067	6,377	6,051	6,006	5,304	5,223	4,619	4,331
Transfer from/(to) Development Fund	**-**	-	139	(1)	111	(160)	251	(2)	218	82
Shortfall in Development Fund	**288**	869	228	-	-	-	-	-	-	-
Permitted return	**6,606**	6,581	6,434	6,376	6,162	5,846	5,555	5,221	4,837	4,413
Shortfall in Development Fund	**(288)**	(869)	(228)	-	-	-	-	-	-	-
Interest on borrowed capital	**(181)**	(128)	(218)	(329)	(524)	(775)	(790)	(867)	(780)	(666)
Interest on incremental customers' deposits	**(3)**	-	-	-	(3)	(3)	(1)	-	-	-
Transfer to Rate Reduction Reserve	**-**	-	(6)	(11)	(15)	(14)	(17)	(27)	(36)	(48)
Net return	**6,134**	5,584	5,982	6,036	5,620	5,054	4,747	4,327	4,021	3,699

ten-year balance sheet

As at 31st December

The Hongkong Electric Company, Limited

HK$ million	**2005**	2004	2003	2002	2001	2000	1999	1998	1997	1996
Non-current assets										
Fixed assets	46,331	45,353	45,104	45,287	44,045	41,688	39,761	37,750	35,120	32,315
Employee retirement benefit assets	159	277	220	212	-	-	-	-	-	-
Derivative financial instruments	29	-	-	-	-	-	-	-	-	-
	46,519	45,630	45,324	45,499	44,045	41,688	39,761	37,750	35,120	32,315
Current assets										
Coal and fuel oil	164	189	86	120	138	100	142	135	143	188
Stores and materials	281	275	281	292	301	299	309	291	280	275
Fuel Clause Account	1,079	1,197	1,147	1,235	1,216	981	262	186	-	-
Trade and other receivables	1,013	1,049	1,018	1,039	664	633	641	525	486	416
Cash and bank balances	2	7	3	2	5	12	9	-	-	6
	2,539	2,717	2,535	2,688	2,324	2,025	1,363	1,137	909	885
Current liabilities										
Bank loans and other borrowings	(4,898)	(7,535)	(8,269)	(9,266)	(7,944)	(6,573)	(5,992)	(5,176)	(4,680)	(4,901)
Fuel Clause Account	-	-	-	-	-	-	-	-	(7)	(20)
Trade and other payables	(342)	(1,010)	(1,011)	(1,242)	(1,858)	(1,511)	(1,867)	(2,309)	(2,351)	(1,957)
Current taxation	(220)	(229)	(301)	(419)	(792)	(209)	(227)	(179)	(142)	(204)
	(5,460)	(8,774)	(9,581)	(10,927)	(10,594)	(8,293)	(8,086)	(7,664)	(7,180)	(7,082)
Net current liabilities	(2,921)	(6,057)	(7,046)	(8,239)	(8,270)	(6,268)	(6,723)	(6,527)	(6,271)	(6,197)
Total assets less current liabilities	43,598	39,573	38,278	37,260	35,775	35,420	33,038	31,223	28,849	26,118
Non-current liabilities										
Bank loans and other borrowings	(6,963)	(4,276)	(3,852)	(7,295)	(8,036)	(9,639)	(8,790)	(8,444)	(8,343)	(5,649)
Deferred creditors	(52)	(548)	(760)	(972)	(1,184)	(1,362)	(1,770)	(2,036)	(1,734)	(3,103)
Customers' deposits	(1,509)	(1,455)	(1,387)	(1,350)	(1,302)	(1,242)	(1,169)	(1,131)	(1,084)	(1,016)
Employee retirement benefit liabilities	(239)	(79)	(68)	(57)	-	-	-	-	-	-
Deferred tax liabilities *(Note 4)*	(5,382)	(5,236)	(5,105)	(4,599)	-	-	-	-	-	-
Derivative financial instruments	(6)	-	-	-	-	-	-	-	-	-
	(14,151)	(11,594)	(11,172)	(14,273)	(10,522)	(12,243)	(11,729)	(11,611)	(11,161)	(9,768)
Rate Reduction Reserve *(Note 1)*	-	-	(5)	(10)	(9)	(14)	(21)	(62)	(92)	(93)
Development Fund *(Note 2)*	-	-	-	(139)	(138)	(249)	(89)	(340)	(338)	(556)
Net Assets	29,447	27,979	27,101	22,838	25,106	22,914	21,199	19,210	17,258	15,701
Capital and Reserves										
Share capital	2,411	2,411	2,411	2,411	2,411	2,411	2,411	2,411	2,411	2,411
Reserves *(Notes 3 & 4)*	-	-	-	937	2,460	2,201	1,975	1,724	1,390	1,066
Hedging reserves	3	-	-	-	-	-	-	-	-	-
Proposed dividend	3,882	4,244	5,200	1,903	4,311	3,917	3,945	3,518	3,036	2,828
	6,296	6,655	7,611	5,251	9,182	8,529	8,331	7,653	6,837	6,305
Loan capital	23,151	21,324	19,490	17,587	15,924	14,385	12,868	11,557	10,421	9,396
	29,447	27,979	27,101	22,838	25,106	22,914	21,199	19,210	17,258	15,701

Notes:

(1) The purpose of this reserve is to reduce, by means of rebates, electricity tariffs to customers.

(2) The main purpose of the development fund is to assist in financing the acquisition of fixed assets and it is not part of shareholders' funds.

(3) Up to 2001, these reserves include a Scheme of Control tax adjustment, calculated in accordance with the renewed Scheme of Control Agreement effective 1st January 1994. These represent the accumulated difference between depreciation and the Inland Revenue tax allowances, applying the tax rate applicable to each respective year. This Scheme of Control tax adjustment was required to be retained within The Hongkong Electric Company, Limited ("HEC") until such time as it may be required to pay the tax. Starting from 2002 following the implementation of Hong Kong Statement of Standard Accounting Practice No. 12 (revised) "Income Taxes", a deferred tax liability has been recognised on HEC's balance sheet and this Scheme of Control tax adjustment is no longer considered necessary.

(4) Hong Kong Statement of Standard Accounting Practice No. 12 (revised) "Income Taxes" was first effective for accounting periods beginning on or after 1st January 2003. In order to comply with this revised Statement, the Group adopted a new accounting policy for deferred tax in 2003. Figures for 2002 have been adjusted. However, it is not practicable to restate earlier years for comparison purposes.

ten-year operating statistics

The Hongkong Electric Company, Limited

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
Units Sold (Millions of kWh)										
Commercial	**7,866**	7,781	7,596	7,709	7,456	7,141	6,875	6,781	6,401	6,148
Domestic	**2,445**	2,332	2,346	2,443	2,359	2,346	2,288	2,448	2,212	2,243
Industrial	**444**	480	471	490	496	505	490	464	466	482
Total (Millions of kWh) *(Note 1)*	**10,755**	10,593	10,413	10,642	10,311	9,992	9,653	9,693	9,079	8,873
Annual Increase (%)	**1.5**	1.7	(2.2)	3.2	3.2	3.5	(0.4)	6.8	2.3	5.9
Average Net Tariff (Cents per kWh)										
Basic Tariff	**114.9**	108.5	108.5	108.5	105.7	105.7	99.4	99.4	92.2	89.9
Fuel Clause Surcharge/(Rebate)	**2.2**	(4.1)	(6.1)	(7.1)	(9.3)	(15.2)	(8.5)	(8.5)	(5.4)	(6.0)
Special Rebate	**(7.1)**	(1.0)	(1.0)	–	–	–	–	–	–	–
Rate Reduction Rebate	**–**	(0.1)	(0.1)	(0.1)	(0.2)	(0.2)	(0.6)	(0.6)	(0.4)	(0.4)
Net Tariff (Cents per kWh)	**110.0**	103.3	101.3	101.3	96.2	90.3	90.3	90.3	86.4	83.5
		(Note 2)	*(Note 3)*							
Number of Customers (000's)	**556**	552	547	544	536	526	519	513	513	504
Installed Capacity (MW)										
Gas Turbines and Standby Units	**920**	920	920	920	805	805	805	805	805	805
Coal-Fired Units	**2,500**	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,150
Wind Turbine	**1**	–	–	–	–	–	–	–	–	–
Total (MW)	**3,421**	3,420	3,420	3,420	3,305	3,305	3,305	3,305	3,305	2,955
System Maximum Demand (MW)	**2,565**	2,588	2,440	2,436	2,516	2,417	2,343	2,316	2,205	2,118
Annual Increase (%)	**(0.9)**	6.1	0.2	(3.2)	4.1	3.2	1.2	5.0	4.1	5.6
Annual Load Factor (%)	**54.3**	52.9	55.3	55.2	53.0	53.5	53.4	54.2	53.5	54.3
Thermal Efficiency (%)	**35.1**	35.3	35.3	35.4	35.5	35.6	35.8	35.9	35.8	35.8
Coal-Fired Plant Availability (%)	**88.5**	87.6	87.0	88.2	87.9	84.3	87.1	89.2	91.0	90.8
Number of Switching Stations	**23**	22	23	22	20	20	20	18	18	17
Number of Zone Substations	**26**	26	28	26	25	25	25	23	23	22
Number of Consumer Substations	**3,597**	3,570	3,531	3,487	3,444	3,391	3,309	3,230	3,172	3,101
Number of Employees	**1,965**	2,022	2,092	2,168	2,277	2,325	2,403	2,490	2,542	2,625
Capital Expenditure ($ Million)	**3,006**	2,248	2,106	3,145	4,133	3,549	3,622	4,248	4,107	4,424

Notes:

(1) 2002 included a one-off adjustment arising from a change in the recognition of electricity units sold during the year.

(2) Applicable from April 2004 to December 2004.

(3) Applicable from January 2003 to March 2004.

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of the Company will be held in the Ballroom, 1st Floor, The Harbour Plaza, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 11th May 2006 at 12:00 noon for the following purposes:

Ordinary Business

1. To receive and consider the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December 2005.

2. To declare a final dividend and a special dividend.

3. To re-elect retiring Directors.

4. To appoint Auditors and authorise the Directors to fix their remuneration.

Special Business

5. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

   "**THAT**:

   (a) a general mandate be and is hereby unconditionally given to the Directors during the Relevant Period to issue and dispose of additional shares of the Company not exceeding twenty per cent of the existing issued share capital of the Company as at the date of passing this resolution, such mandate to include the granting of offers or options (including bonds and debentures convertible into shares of the Company) which might be exercisable or convertible during or after the Relevant Period; and

   (b) for the purpose of this resolution:

   "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

   (iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

6. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

   "**THAT**:

   (a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to repurchase shares of HK$1.00 each in the issued capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved;

   (b) the number of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed ten per cent of the number of shares of the Company in issue at the date of this resolution; and

(c) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

7. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"**THAT** the general mandate granted to the Directors to allot, issue and deal with additional shares pursuant to Resolution 5 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution 6 set out in the notice convening this meeting, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the existing issued share capital of the Company as at the date of passing the relevant resolution."

8. To consider and, if thought fit, pass the following resolution as a Special Resolution:

"**THAT** the Articles of Association of the Company be altered by:

(a) adding the following definition in Article 2 immediately after the definition of "Associate":

"Clearing House" shall mean a recognised clearing house within the meaning of Part 1 of Schedule 1 to the Securities and Futures Ordinance (Chapter 571) of the laws of Hong Kong as modified from time to time.

(b) deleting the existing Article 78 and substituting therefor the following new Article:

"78. The Chairman of the Board of Directors, failing whom the Deputy Chairman or the Managing Director, shall preside as chairman at every General Meeting. If there be no such Chairman, Deputy Chairman or Managing Director, or if at any meeting none of them is willing to take the chair or is present within fifteen minutes after the time appointed for holding the meeting, the Directors present shall choose one of their number, (and if no Director be present, or if all the Directors present decline to take the chair, the members present shall choose one of their number) to be chairman of the meeting."

(c) adding the following new Article immediately after Article 96:

"96A. Any Clearing House (or its nominee(s)) which is a member of the Company may authorise or appoint such person(s) as it thinks fit to act as its representative(s) or proxy(ies) at any meeting of the Company or of any class of members of the Company provided that, if more than one person is so authorised or appointed, the authorisation or instrument of proxy shall specify the number and class of shares in respect of which each such person is so authorised or appointed. A person so authorised or appointed shall be entitled to exercise the same powers on behalf of the Clearing House (or its nominee(s)) which he represents as that Clearing House (or its nominee(s)) could exercise as if he were an individual member of the Company including, where applicable, the right to vote individually on a show of hands notwithstanding any contrary provisions contained in these Articles."

(d) adding the following new Article immediately after Article 100:

"100A. An Alternate Director shall be responsible and liable for his own act, omission and default. An Alternate Director shall not be deemed to be an agent of the Director who appoints him. The Director who appoints the Alternate Director shall not be vicariously liable for any acts, including but not limited to any tort, committed by the Alternate Director while acting in the capacity of Alternate Director."

(e) deleting in Article 106(d) the words "or if he be absent from Hong Kong for a greater period than six months without such consent previously obtained.""

By Order of the Board

Lillian Wong

Company Secretary

Hong Kong, 9th March 2006

Notes:

(1) At the Annual General Meeting, the Chairman of the Meeting will exercise his power under Article 80 of the Company's Articles of Association to put each of the above resolutions to the vote by way of a poll.

(2) A member of the Company entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and on a poll, vote for him. (The number of proxies appointed by any member who is a holder of two or more shares shall not exceed two). A proxy need not be a member. To be valid, all proxies must be deposited at the registered office of the Company, 44 Kennedy Road, Hong Kong, not later than 48 hours before the time for holding the Meeting.

(3) The register of members will be closed from Thursday, 4th May 2006 to Thursday, 11th May 2006, both days inclusive. To qualify for the final dividend and special dividend, all transfers accompanied by the relevant share certificates should be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716 , 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 3rd May 2006.

(4) Regarding Resolution 3 above, Mr. Neil McGee and Mr Wan Chi-tin will retire pursuant to Article 99 of the Company's Articles of Association, while Mr. Ralph Raymond Shea and Mr. Wong Chung-hin will retire under Article 116. All of the aforementioned Directors, being eligible, will offer themselves for re-election at the Meeting. For particulars of these Directors required to be disclosed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), shareholders may refer to the circular mentioned in Note (6) below.

(5) With reference to Resolutions 5 and 7 above, the Directors wish to state that they have no immediate plans to issue any new shares in the Company.

(6) With reference to Resolution 6 above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares in circumstances which they deem appropriate for the benefit of the shareholders. The explanatory statement containing the information relating to the repurchase of shares, as required by the Listing Rules, will be despatched to the members together with the 2005 annual report.

(7) Regarding Resolution 8 above, the proposed amendments to the Company's Articles of Association are also set out in the circular mentioned in Note (6) above.

corporate information

Chairman	Canning Fok Kin-ning
Group Managing Director	Tso Kai-sum
Executive Directors	Andrew John Hunter
	Kam Hing-lam
	Francis Lee Lan-yee
	Victor Li Tzar-kuoi
	Neil Douglas McGee
	Frank John Sixt
	Wan Chi-tin
Directors	Ronald Joseph Arculli
	Susan Chow Woo Mo-fong
	Holger Kluge
	George Colin Magnus
	Ralph Raymond Shea
	Wong Chung-hin
	Ewan Yee Lup-yuen
Company Secretary	Lillian Wong
Registered Office	Hongkong Electric Centre, 44 Kennedy Road, Hong Kong
	Telephone: 2843 3111 Facsimile: 2537 1013
	Email: mail@heh.com Website: www.heh.com
Bankers	The Hongkong and Shanghai Banking Corporation Limited
Solicitors	Johnson Stokes & Master
Auditors	KPMG
Registrars	Computershare Hong Kong Investor Services Limited
	Rooms 1712-1716, 17th Floor, Hopewell Centre,
	183 Queen's Road East, Hong Kong
ADR Depositary	Citibank, N.A.
	Shareholder Services
	P.O. Box 43077, Providence, Rhode Island 02940-3077, U.S.A.

financial calendar

Half-year results	announced 11th August 2005
Full-year results	announced 9th March 2006
Annual Report	posted to shareholders on or before 7th April 2006
Share register closed	4th May 2006 to 11th May 2006
Annual General Meeting	to be held 11th May 2006
Dividends per share	
Interim : $0.58	paid 23rd September 2005
Final :	payable 12th May 2006
Ordinary $1.01	
Special $0.73	





香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(Incorporated in Hong Kong with limited liability)

(Stock code: 006)

PROPOSED GENERAL MANDATES TO ISSUE NEW SHARES AND TO REPURCHASE SHARES, DIRECTORS PROPOSED TO BE RE-ELECTED, AND PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

31st March 2006



香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(Incorporated in Hong Kong with limited liability)
(Stock code: 006)

Executive Directors:
CANNING FOK KIN-NING *(Chairman)*
TSO KAI-SUM *(Group Managing Director)*
ANDREW J. HUNTER
KAM HING-LAM
FRANCIS LEE LAN-YEE
VICTOR LI TZAR-KUOI
NEIL D. MCGEE
FRANK J. SIXT
WAN CHI-TIN

Registered Office:
44 Kennedy Road
Hong Kong

Non-Executive Directors:
RONALD JOSEPH ARCULLI
SUSAN M. F. CHOW
GEORGE C. MAGNUS
EWAN YEE LUP-YUEN

Independent Non-Executive Directors:
HOLGER KLUGE
RALPH RAYMOND SHEA
WONG CHUNG-HIN

31st March 2006

To the Shareholders,

Dear Sir or Madam,

PROPOSED GENERAL MANDATES TO ISSUE NEW SHARES AND TO REPURCHASE SHARES, DIRECTORS PROPOSED TO BE RE-ELECTED, AND PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

INTRODUCTION

The purpose of this circular is to provide you with information regarding the general mandates to issue shares and to repurchase shares which are proposed to be granted to the Directors, the proposed re-election of the Directors who are due to retire, and the proposed amendments to the Company's Articles of Association. These resolutions will be proposed at the Annual General Meeting of the Company convened for 11th May 2006 ("AGM").

SHARE REPURCHASE AND SHARE ISSUE GENERAL MANDATES

On 12th May 2005 a general mandate was given to the Directors to exercise the powers of the Company to repurchase shares of the Company. Such mandate will lapse at the conclusion of the AGM. It is therefore proposed to seek your approval of an ordinary resolution to be proposed at the AGM granting the Directors a general mandate to repurchase shares representing not more than 10 per cent. of the share capital of the Company in issue at the date of passing the resolution (the "Repurchase Mandate"). In accordance with the relevant rules set out in the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") regulating the repurchase by companies of their own securities on the Stock Exchange, the Company is required to send Shareholders an explanatory statement containing information reasonably necessary to enable Shareholders to make an informed decision on whether to vote for or against the resolution to approve the purchase by the Company of its own shares. This explanatory statement is set out in **Appendix I** to this circular.

Ordinary resolutions will also be proposed at the AGM (i) to grant the Directors a general mandate to issue and otherwise deal with shares up to a limit equal to 20 per cent. of the issued shares of the Company at the date of passing of such resolution and (ii) to approve the addition of repurchased shares (up to a maximum of 10 per cent. of the issued shares of the Company at the date of passing of such resolution) to the 20 per cent. general mandate.

DIRECTORS PROPOSED TO BE RE-ELECTED

In accordance with Article 99 of the Company's Articles of Association, Mr. Neil D. McGee and Mr. Wan Chi-tin who were appointed Directors on 12th December 2005, will retire at the AGM and, being eligible, offer themselves for re-election. In accordance with Article 116 of the Company's Articles of Association, Mr. Ralph Raymond Shea and Mr. Wong Chung-hin will retire by rotation at the AGM, and being eligible, offer themselves for re-election. The particulars of these Directors which are required to be disclosed by the Listing Rules are set out in **Appendix II** to this circular.

AMENDMENTS TO EXISTING ARTICLES OF ASSOCIATION

A special resolution will also be proposed at the AGM to amend the existing Articles of Association of the Company. The proposed amendments are set out in **Appendix III** to this circular.

ANNUAL GENERAL MEETING

The resolutions to be proposed at the AGM are set out in full in the Notice of Annual General Meeting included in the Annual Report. Your right to demand a poll on the resolutions at the Meeting is set out in **Appendix IV** to this circular. Whether or not you intend to be present at the Meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the registered office of the Company at the address stated above not less than 48 hours before the time fixed for holding the Meeting. The Directors believe that the resolutions set out in the notice of the Meeting are in the best interests of the Company and its Shareholders as a whole and recommend you to vote in favour of such resolutions at the Meeting.

Yours faithfully,
CANNING FOK KIN NING
CHAIRMAN

APPENDIX I

The following is the Explanatory Statement required to be sent to Shareholders under the Listing Rules and also constitutes the Memorandum required under Section 49BA of the Companies Ordinance.

SHARE CAPITAL

As at 31st March 2006 (the latest practicable date prior to the printing of this circular), the issued share capital of the Company comprised 2,134,261,654 shares of HK$1 each ("Shares").

Exercise in full of the Repurchase Mandate (10% of the issued share capital of the Company), on the basis that no further Shares are issued prior to the date of the AGM, could accordingly result in up to 213,426,165 Shares being repurchased by the Company during the course of the period ending on the earlier of the date of the Annual General Meeting in 2007, and the date upon which such authority is revoked or varied.

REASONS FOR REPURCHASE

The Directors believe that it is in the best interests of the Company and its Shareholders to seek a general authority from Shareholders to enable the Directors to purchase Shares of the Company in the market. Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share. The Directors are seeking a general mandate to repurchase Shares to give the Company the flexibility to do so if and when appropriate. The number of Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regard to the circumstances then prevailing.

FUNDING OF REPURCHASE

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. It is envisaged that the funds required for any repurchase would be derived from the distributable profits of the Company.

There could be material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited consolidated accounts contained in the Annual Report for the year ended 31st December 2005) in the event that the Repurchase Mandate were to be exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months before the printing of this circular were as follows:

	Highest	**Lowest**
	HK$	*HK$*
April 2005	35.80	34.10
May 2005	35.00	34.10
June 2005	35.70	34.30
July 2005	37.00	34.90
August 2005	37.95	36.10
September 2005	39.20	37.05
October 2005	39.20	35.80
November 2005	38.65	35.00
December 2005	39.20	37.20
January 2006	38.00	36.00
February 2006	37.75	34.95
March 2006	36.75	34.90

DISCLOSURE OF INTERESTS

The Directors have given an undertaking to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make all repurchases pursuant to the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company if the Repurchase Mandate is approved and exercised. No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is approved and exercised.

As at 31st March 2006 (the latest practicable date prior to the printing of this circular), Cheung Kong Infrastructure Holdings Ltd. ("CKI") and its subsidiary Hyford Ltd. held through certain subsidiaries of Hyford Ltd. (including Monitor Equities S.A. and Univest Equity S.A.) a total of 829,599,612 Shares, representing 38.87% of the issued share capital of the Company. By virtue of their direct and/or indirect shareholdings in CKI, Hutchison Whampoa Ltd. and its subsidiaries, Hutchison International Ltd. and Hutchison Infrastructure Holdings Ltd., Cheung Kong (Holdings) Limited, Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust, Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust, Messrs. Li Ka-Shing and Victor Li Tzar-kuoi (collectively the "Substantial Shareholders") were each deemed to hold these same 829,599,612 Shares.

In the event that the Directors exercise in full the power to repurchase Shares which is proposed to be granted pursuant to the Repurchase Mandate, then (if the present shareholdings otherwise remained the same) the shareholding of CKI in the Company would be increased to approximately 43.19% of the issued share capital of the Company and similarly, so would the deemed shareholdings of each of the Substantial Shareholders be increased. In the opinion of the Directors such increase may give rise to an obligation to make a mandatory offer under Rule 26.1 of the Code on Takeovers and Mergers.

SHARE PURCHASE MADE BY THE COMPANY

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

APPENDIX II

The following is the information required to be disclosed by the Listing Rules on the Directors proposed to be re-elected at the AGM.

1. **Mr. Neil Douglas McGee**, aged 54, has been an Executive Director of the Company since December 2005 and became Group Finance Director on 1st February 2006. He is also Director of certain subsidiaries of the Company, including The Hongkong Electric Company, Limited ("HEC"). Mr. McGee worked with the Hongkong Electric Group (the "Group") and the Hutchison Whampoa Group from 1978 holding legal, corporate finance and corporate secretarial positions. He then joined Husky Oil Ltd in 1998 as Vice President and Chief Financial Officer and from 2000 to October 2005, he served as Vice President and Chief Financial Officer of Husky Energy Inc. Mr. McGee holds a Bachelor of Arts degree and a Bachelor of Laws degree. Save as disclosed above, Mr. McGee does not have any relationship with any other director, senior management or substantial or controlling shareholders of the Company. He does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance ("SFO"). Mr. McGee's emoluments including benefits specified in his service contract amount to approximately HK$4.6 million per annum. The emoluments were determined with reference to the Company's performance and profitability, as well as remuneration benchmarks in the industry and the prevailing market conditions. He is also entitled to a Director's fee of HK$70,000 per annum. Mr. McGee does not have any information to disclose pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules. There are no other matters of significance concerning the Director that need to be brought to the attention of shareholders.

2. **Mr. Wan Chi Tin**, aged 55, has been an Executive Director of the Company since December 2005. He is also Director of HEC and certain subsidiaries of the Company, and General Manager (Corporate Development) of the Group. Mr. Wan worked with the Group from 1978, holding positions of Chief Electrical Engineer of HEC and Deputy General Manager of Associated Technical Services Limited, both being wholly owned subsidiaries of the Company. He then served as Chief Executive Officer of Powercor and CitiPower, the electricity distribution associates of the Company in Australia, from September 2000 to June 2003. Since returning to Hong Kong in July 2003, he has taken up his present role of General Manager (Corporate Development) of the Group. Mr. Wan holds a Bachelor of Science degree in Electrical Engineering and is also a Chartered Engineer. He is a Fellow of the Institute of Electrical Engineers in the United Kingdom and a Fellow of the Hong Kong Institution of Engineers. Mr. Wan does not have any relationship with any other director, senior management or substantial or controlling shareholders of the Company. He does not have any interest in the shares of the Company within the meaning of Part XV of the SFO. Mr. Wan's emoluments including benefits specified in his service contract amount to approximately HK$5.2 million per annum. The emoluments were determined with reference to the Company's performance and profitability, as well as remuneration benchmarks in the industry and the prevailing market conditions. He is also entitled to a Director's fee of HK$70,000 per annum. Mr. Wan does not have any information to disclose pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules. There are no other matters of significance concerning the Director that need to be brought to the attention of shareholders.

3. **Mr. Ralph Raymond Shea**, aged 72, has been a Director of the Company since May 1985 and is currently an Independent Non-executive Director of the Company. He is also a Director of HEC, a wholly owned subsidiary of the Company. Mr. Shea is a solicitor of the Supreme Court of England and of Hong Kong. He does not have any relationship with any other director, senior management or substantial or controlling shareholders of the Company. Mr. Shea does not have any interest in the shares of the Company within the meaning of Part XV of the SFO. There is no service contract between the Company and him. He is entitled to a Director's fee (2005: HK$70,000) and further fees for serving as member of the Audit Committee and the Remuneration Committee (2005: HK$70,000 and HK$20,000 respectively). Mr. Shea does not have any information to disclose pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules. There are no other matters of significance concerning the Director that need to be brought to the attention of shareholders.

4. **Mr. Wong Chung-hin**, aged 72, has been a Director of the Company since May 1985 and is currently an Independent Non-executive Director of the Company. He is also a Director of HEC, a wholly owned subsidiary of the Company. Mr. Wong is a solicitor. Mr. Wong is an Independent Non-executive Director of Hutchison Whampoa Limited (a substantial shareholder of the Company within the meaning of Part XV of the SFO) and The Bank of East Asia, Limited, both being listed companies. Save as disclosed above, he does not have any relationship with any other director, senior management or substantial or controlling shareholders of the Company. Mr. Wong does not have any interest in the shares of the Company within the meaning of Part XV of the SFO. There is no service contract between the Company and him. He is entitled to a Director's fee (2005: HK$70,000) and further fees for serving as member of the Audit Committee and the Remuneration Committee (2005: HK$70,000 and HK$20,000 respectively). Mr. Wong does not have any information to disclose pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules. There are no other matters of significance concerning the Director that need to be brought to the attention of shareholders.

APPENDIX III

The following are the proposed amendments to be made to the existing Articles of Association:

1. Article 2:

Add the following definition in Article 2 immediately after the definition of "Associate":—

"Clearing House" shall mean a recognised clearing house within the meaning of Part 1 of Schedule 1 to the Securities and Futures Ordinance (Chapter 571) of the laws of Hong Kong as modified from time to time.

This is to define a new term which appears in the new Article 96A stated below.

2. Article 78:

Delete the existing Article 78 and substitute therefor the following new Article:—

"78. The Chairman of the Board of Directors, failing whom the Deputy Chairman or the Managing Director, shall preside as chairman at every General Meeting. If there be no such Chairman, Deputy Chairman or Managing Director, or if at any meeting none of them is willing to take the chair or is present within fifteen minutes after the time appointed for holding the meeting, the Directors present shall choose one of their number, (and if no Director be present, or if all the Directors present decline to take the chair, the members present shall choose one of their number) to be chairman of the meeting."

This is to provide for the Deputy Chairman (if any) or the Managing Director to take the chair when the Chairman of the Board is unable to attend any general meetings of the Company.

3. Article 96A:

Add the following new Article immediately after Article 96:—

"96A. Any Clearing House (or its nominee(s)) which is a member of the Company may authorise or appoint such person(s) as it thinks fit to act as its representative(s) or proxy(ies) at any meeting of the Company or of any class of members of the Company provided that, if more than one person is so authorised or appointed, the authorization or instrument of proxy shall specify the number and class of shares in respect of which each such person is so authorised or appointed. A person so authorised or appointed shall be entitled to exercise the same powers on behalf of the Clearing House (or its nominee(s)) which he represents as that Clearing House (or its nominee(s)) could exercise as if he were an individual member of the Company including, where applicable, the right to vote individually on a show of hands notwithstanding any contrary provisions contained in these Articles ".

This reflects the provisions of S.115 (1A) and (3) of the Companies Ordinance. This is to allow HKSCC Nominees Limited or any person or company which is a clearing house as defined above to appoint more than one authorised representative to attend general meetings of the Company.

4. Article 100A:

Add the following new Article immediately after Article 100:—

"100A. An Alternate Director shall be responsible and liable for his own act, omission and default. An Alternate Director shall not be deemed to be an agent of the Director who appoints him. The Director who appoints the Alternate Director shall not be vicariously liable for any acts, including but not limited to any tort, committed by the Alternate Director while acting in the capacity of Alternate Director".

This is to provide that an alternate director is not deemed to be the agent of the director who appoints him and that a director who appoints an alternate director will not be vicariously liable for any tort committed by the alternate director.

5. Article 106(d):

Delete in Article 106(d) the words "or if he be absent from Hong Kong for a greater period than six months without such consent previously obtained".

Article 106(d) will read "A Director shall vacate his office if he shall have absented himself for more than three consecutive Meetings of the Board without the consent of the Directors."

This is to remove the provision which vacates the office of a director if the director is absent from Hong Kong for more than six months without previously obtaining the consent of the board. Today's technology allows directors who are not in Hong Kong to participate in board meetings by telephone and other electronic means and such manner of participation is allowed under Article 124.

APPENDIX IV

Article 80 of the Company's Articles of Association sets out the procedure by which Shareholders may demand a poll:

At any General Meeting a Resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded:—

(a) by the Chairman; or

(b) by at least five members present in person or by proxy; or

(c) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by a member or members holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded, a declaration by the Chairman that a Resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such Resolution.



香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(在香港註冊成立之有限公司)

(股份代號：006)

授予全權發行新股份與
購回股份之建議、
建議重選之董事
及修訂章程細則之建議

二零零六年三月三十一日


hongkong
electric

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(在香港註冊成立之有限公司)

(股份代號：006)

執行董事：
霍建寧(主席)
曹棨森(集團董事總經理)
甄達安
甘慶林
李蘭意
李澤鉅
麥堅
陸法蘭
尹志田

非執行董事：
夏佳理
周胡慕芳
麥理思
余立仁

獨立非執行董事：
顧浩格
佘頌平
黃頌顯

註冊辦事處：
香港堅尼地道44號

敬啓者：

授予全權發行新股份與
購回股份之建議、
建議重選之董事
及修訂章程細則之建議

序言

本通函旨在向　閣下提供有關建議授予董事局全權發行新股份與購回股份、建議重選即將告退之董事及建議修訂組織章程細則之資料。此等決議案將於本公司於二零零六年五月十一日召開之股東週年大會(「股東週年大會」)上提呈。

股份購回及股份發行之全權

於二零零五年五月十二日，董事局獲授予一項全權，以行使購回本公司股份。此項授權將於股東週年大會結束時失效，故擬尋求　閣下批准於股東週年大會上提呈一項普通決議案，授予董事局全權購回不超過佔本公司於通過此決議案之日已發行股本百分之十之股份(「購回授權」)。根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)訂定管制公司在聯交所購回其本身證券之有關規例之要求，本公司須向各股東送呈一份説明文件，載列合理地必需之資料，使各股東能根據資料決定是否投票贊成或反對批准本公司購回其本身股份之決議案。此説明文件載列於本通函**附錄一**中。

此外，於股東週年大會上提呈之普通決議案將(i)授予董事局一項全權，以發行及其他方式處置不超過在通過此項決議案當日公司已發行股本之百分之二十股份及(ii)批准在上述有關百分之二十股份之授權之上另加購回之股份(最高額為通過該決議案之日本公司已發行股本之百分之十)。

建議重選之董事

根據本公司章程細則第九十九條，麥堅先生及尹志田先生(兩人均於二零零五年十二月十二日獲委任為董事)將於股東週年大會上退任，並願膺選留任。根據本公司章程細則第一百一十六條，佘頌平先生及黃頌顯先生將於股東週年大會上輪席告退，但彼等願意膺選留任。按上市規則而須披露該等董事之資料載列於本通函**附錄二**。

修訂組織章程細則

於股東週年大會上將提呈一項特別決議案，以修訂本公司現有組織章程細則。建議之修訂載列於本通函**附錄三**。

股東週年大會

將於股東週年大會上提呈之各項決議案均詳列於年報內之股東週年大會通告。　閣下可於大會上要求以投票方式表決決議案之權利刊載於本通函**附錄四**。無論　閣下是否有意出席大會，敬請按照其上印備之指示填妥委派代表書，於大會指定召開時間前四十八小時交回本公司之註冊辦事處。董事局相信大會通告所載列之各項決議案符合本公司及其股東整體之最佳利益，因此推薦　閣下於大會上投票贊成該等決議案。

此致

各位股東　台照

主席

霍建寧

謹啟

二零零六年三月三十一日

以下為根據上市規則須送交股東之説明文件並構成公司條例第49BA條所規定之備忘錄。

股本

截至二零零六年三月三十一日(即印備本通函之前最後實際可行日期)本公司已發行之股本為2,134,261,654股每股港幣一元之股份(「股份」)。

以股東週年大會日期之前不再發行股份為基準,購回授權之充分行使(即本公司已發行股本之百分之十)之相應結果將使本公司截至二零零七年股東週年大會日及此項授權遭撤銷或改變之日二者中較早之日期結束之期間購回之股份可達213,426,165股。

購回原因

董事局相信,向各股東尋求一項授權,使董事局能於市面上購回本公司股份乃符合本公司及各股東之最佳利益。此種購回、視當時市場情況及資金安排而定,可導致每一股份之資產淨值及/或收益增長。董事局正尋求一項購回股份授權,使本公司在適當情況下可靈活購回股份。在任何情況下將予購回之股份數目及購回股份之價格及其他條款,將於有關時間由董事局考慮當時之情形而定。

購回之資金

本公司祇可根據公司條例及本公司之組織章程大綱及細則規定以可合法用作有關用途之資金購回股份,預期任何購回所需之資金將來自本公司之可分派溢利。

倘於建議購回時期之任何時間內全面進行建議之股份購回,將可能對本公司之營運資金或舉債能力(與截至二零零五年十二月三十一日止年報所載經審核之綜合帳目所披露之狀況比較)有重大之不利影響。然而,董事局不擬建議如此行使購回授權,以致對董事局認為不時適合本公司之營運資金或舉債能力有重大之不利影響。

股份價格

本公司之股份於印備本通函之前十二個月每月期間在聯交所買賣之最高價及最低價如下:

	最高 *港元*	最低 *港元*
二零零五年四月	35.80	34.10
二零零五年五月	35.00	34.10
二零零五年六月	35.70	34.30
二零零五年七月	37.00	34.90
二零零五年八月	37.95	36.10
二零零五年九月	39.20	37.05
二零零五年十月	39.20	35.80
二零零五年十一月	38.65	35.00
二零零五年十二月	39.20	37.20
二零零六年一月	38.00	36.00
二零零六年二月	37.75	34.95
二零零六年三月	36.75	34.90

披露權益

董事局已向聯交所作出承諾，將按照上市規則及香港適合法例之規定，根據購回授權行使本公司權力進行所有購回。

倘若購回授權經批准及行使，本公司董事(就其作出一切合理查詢後所知)或其任何聯繫人仕目前均無意將任何股份售予本公司。本公司之其他關連人仕(如上市規則所下定義)均無知會本公司該等關連人仕目前有意將股份售予本公司，亦未承諾不將股份售予本公司。

截至二零零六年三月三十一日(印備本通函前之最後實際可行日期)，長江基建集團有限公司(「長江基建」)及其附屬公司Hyford Ltd. 通過Hyford Ltd. 某些附屬公司(包括Monitor Equities S.A. 及Univest S.A.)共持有股份829,599,612股，佔本公司已發行股本38.87%。由於其在長江基建之直接及／或間接控股權，和記黃埔有限公司及其附屬公司和記企業有限公司及Hutchison Infrastructure Holdings Ltd.、長江實業(集團)有限公司、Li Ka-Shing Unity Trustee Company Limited 以 The Li Ka-Shing Unity Trust 信託人身份、Li Ka-Shing Unity Trustee Corporation Limited以The Li Ka-Shing Unity Discretionary Trust信託人身份、Li Ka-Shing Unity Trustcorp Limited以另一全權信託之信託人身份、李嘉誠先生及李澤鉅先生(總稱「主要股東」)各分別視為持有相同之829,599,612股。

倘若董事局全面行使按照購回授權建議行將授予之購回股份權力，則(倘若目前之控股權在其他情況下保持不變)長江基建在本公司之控股權將增至約為本公司已發行股本43.19%，以及被視為各主要股東之控股權亦將同樣增加。董事局認為此種增加將可能會引致公司收購及合併守則第二十六條第一項規定提出之強制收購。

公司進行之股份購買

本通函刊發日期前六個月，本公司並無購買本公司之任何股份(無論是否在聯交所進行)。

附錄二

根據上市規則須予披露有關建議於二零零六年五月十一日舉行之股東週年大會上重選之退任董事資料列載如下。

1. **麥堅先生**，五十四歲，二零零五年十二月十二日獲委任為本公司執行董事，而於二零零六年二月起出任集團財務董事。麥堅先生亦為本公司若干附屬公司包括香港電燈有限公司（「港燈」）之董事。麥堅先生自一九七八年起在香港電燈集團（「本集團」）及和黃集團擔任法律、財務及公司秘書職務。 麥堅先生其後於一九九八年加入Husky Oil Ltd出任副總裁及財務總監，而自二零零零年至二零零五年十月，麥堅先生則於赫斯基能源公司出任副總裁及財務總監。麥堅先生持有文學學士學位及法律學士學位。除上文所披露者外，麥堅先生與本公司任何其他董事、高級管理層或主要或控股股東均無任何關係。根據證券及期貨條例第XV部，麥堅先生並無擁有本公司股份之任何權益。麥堅先生在服務合約中列明之酬金包括福利約為每年港幣四百六十萬元。酬金乃參照本公司業績與盈利狀況、同業水平及市場環境而釐定。麥堅先生亦可收取董事酬金每年港幣七萬元。麥堅先生並無任何根據上市規則第13.51(2)(h)至(v)條的規定而須披露的資料。概無其他有關該董事之重大事項須股東垂注。

2. **尹志田先生**，五十五歲，二零零五年十二月十二日獲委任為本公司執行董事。尹先生亦為本公司若干附屬公司包括港燈之董事，並為本集團發展總經理。尹先生自一九七八年起任職於本集團，曾出任港燈總電機工程師及本公司全資附屬公司港燈協聯工程有限公司副總經理。尹先生其後於二零零零年九月至二零零三年六月出任Powercor及CitiPower行政總裁，該兩間公司在澳州經營配電業務，為本公司之聯營公司。於二零零三年七月返港後，尹先生接管現時職務，出任本集團發展總經理。尹先生持有電機工程理學士學位，並為特許工程師。尹先生亦為英國電機工程師學會資深會士及香港工程師學會資深會士。尹先生與本公司任何其他董事、高級管理層或主要或控股股東均無任何關係。根據證券及期貨條例第XV部，尹先生並無擁有本公司股份之任何權益。尹先生在服務合約中列明之酬金包括福利約為每年港幣五百二十萬元。酬金乃參照本公司業績與盈利狀況、同業水平及市場環境而釐定。尹先生亦可收取董事酬金每年港幣七萬元。尹先生並無任何根據上市規則第13.51(2)(h)至(v)條的規定而須披露的資料。概無其他有關該董事之重大事項須股東垂注。

3. **佘頌平先生**，七十二歲，一九八五年五月獲委任為本公司董事，而現時為本公司獨立非執行董事。佘先生亦為本公司全資附屬公司港燈之董事。佘先生為英國及香港最高法院之執業律師。佘先生與本公司任何其他董事、高級管理層或主要或控股股東均無任何關係。根據證券及期貨條例第XV部，佘先生並無擁有本公司股份之任何權益。本公司與佘先生之間並無服務合約。佘先生可獲取董事酬金（二零零五年：港幣七萬元）及作為審計委員會和薪酬委員會成員之額外酬金（二零零五年：分別為港幣七萬元及二萬元）。佘先生並無任何根據上市規則第13.51(2)(h)至(v)條的規定而須披露的資料。概無其他有關該董事之重大事項須股東垂注。

4. **黃頌顯先生**，七十二歲，一九八五年五月獲委任為本公司董事，而現時為本公司獨立非執行董事。黃先生亦為本公司全資附屬公司港燈之董事。黃先生為執業律師。黃先生為和記黃埔有限公司（根據證券及期貨條例第XV部為本公司主要股東）及東亞銀行有限公司之獨立非執行董事，以上均為上市公司。除上文所披露者外，黃先生與本公司任何其他董事、高級管理層或主要或控股股東均無任何關係。根據證券及期貨條例第XV部，黃先生並無擁有本公司股份之任何權益。本公司與黃先生之間並無服務合約。黃先生可獲取董事酬金（二零零五年：港幣七萬元）及作為審計委員會和薪酬委員會成員之額外酬金（二零零五年：分別為港幣七萬元及二萬元）。黃先生並無任何根據上市規則第13.51(2)(h)至(v)條的規定而須披露的資料。概無其他有關該董事之重大事項須股東垂注。

附錄三

以下為現有章程細則之建議修訂：

1. 細則第2條：

於細則第2條中緊隨「聯繫人士」之定義後加上以下定義：—

「結算所」指被認可之結算所，與不時修訂之香港法例第571章《證券及期貨條例》附表1第1部分所載定義相同。」

此為界定下文新細則第96A條中出現之新詞彙。

2. 細則第78條：

刪除現有細則第78條並由下列新細則取代：—

「78. 董事會主席將出任各股東大會之主席，如其未克出席則由副主席或董事總經理出任。倘無該等主席、副主席或董事總經理或倘於任何大會上彼等概不願意出任大會主席或於大會之指定舉行時間起計十五分鐘內並無出席大會，則出席之董事須於彼等其中選出一人（及倘無董事出席或倘所有出席董事拒絕出任主席，則出席之股東須於彼等其中選出一人）出任大會主席。」

此為規定副主席（如有）或董事總經理在董事會主席不能出席本公司任何股東大會時出任大會主席。

3. 細則第96A條：

於緊隨細則第96條後加上以下新細則：—

「96A. 任何為本公司股東之結算公司（或其代理人）可授權或委任其認為合適之該（等）人士在本公司任何大會或本公司任何類別股東大會上出任其代表或受委代表，惟倘超過一名人士按此獲授權或委任，則該項授權或代表委任文據須指明每名按此獲授權或委任之人士所代表之股份數目及類別。在無違反此等細則條文之情況下，按此獲授權或委任之人士有權代表結算所（或其代理人）行使該結算所（或其代理人）可予行使之權力，猶如該名人士為本公司之個人股東而擁有相同之權力，包括個人舉手表決權。」

此為反映公司條例第115(1A)及(3)條之規定，容許香港中央結算（代理人）有限公司或上文所定義任何為結算所之人士或公司委任超過一名授權代表出席本公司之股東大會。

4. 細則第100A條：

於緊隨細則第100條後加上以下新細則：—

「100A. 替任董事須對本身之行為、疏忽與錯失負責與承擔責任。替任董事不應被視為委任其出任替任董事之董事之代理人。委任替任董事之董事毋須代替任董事負責其任何行為，包括但不限於替任董事於履行替任董事職務時所作之任何侵權行為。」

此為規定替任董事不得視為委任其出任替任董事之董事之代理，及委任替任董事之董事毋須代替任董事負責其任何侵權行為。

5. **細則第106(d)條：**

刪除細則第106(d)條「或倘其在未取得有關事先同意之情況下離開香港超過六個月期間」之字眼。

細則第106(d)條之內容將為「倘董事在未取得董事會之同意下連續缺席董事會會議超過三次，則須停任其職務。」

此為刪除倘董事在未取得董事會之事先同意下離開香港超過六個月而將其撤職之規定。現今科技容許不在香港之董事以電話及其他電子方式參與董事會會議，而細則第124條容許此等參與方式。

本公司章程細則第八十條載有股東可要求以投票方式表決決議案的程序：

在任何股東大會上交由會議表決的決議案，須以舉手方式表決，除非(在宣布舉手表決的結果之時或之前)由下列的人士要求以投票方式表決，則不在此限：

(a) 主席；或

(b) 最少五名親自出席或委派代表出席的股東；或

(c) 佔全體有權在該會議上表決的股東的總表決權不少於十分之一，並親自出席或委派代表出席的任何一名或多於一名股東；或

(d) 持有授予在該會議上表決權利的本公司股份的一名或多於一名股東，而就該等股份已繳付的總款額乃相等於不少於授予該表決權的全部股份已繳總款額的十分之一。

除非有人如此要求以投票方式表決，否則主席宣布有關的決議案，已獲舉手表決通過或一致通過，或獲某特定大多數通過，或不獲通過，並且在載有公司會議記錄的簿冊內已登載相應的記項，即為有關事實的確證，而無須證明該項決議案所得的贊成票或反對票的數目或比例。



香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(Incorporated in Hong Kong with limited liability)
(Stock code: 006)

Proxy Form for Annual General Meeting

I/We [(1)] ______________________________

of ______________________________

being the registered holder(s) of [(2)] ______________ shares of HK$1.00 each in Hongkong Electric Holdings Limited 香港電燈集團有限公司 hereby appoint [(3)] the Chairman of the Meeting or ______________________________

of ______________________________

as my/our proxy to attend and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on Thursday, 11th May 2006 at 12:00 noon and at every adjournment thereof on the undermentioned resolutions as indicated:

		For [(4)]	Against [(4)]
1.	To receive the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December 2005.		
2.	i. To declare a final dividend.		
	ii. To declare a special dividend.		
3.	i. To elect Mr. Neil Douglas McGee as a Director.		
	ii. To elect Mr. Wan Chi-tin as a Director.		
	iii. To elect Mr. Ralph Raymond Shea as a Director.		
	iv. To elect Mr. Wong Chung-hin as a Director.		
4.	To re-appoint KPMG as Auditors of the Company and to authorise the Directors to fix their remuneration.		
5.	To pass Resolution 5 of the Notice of Annual General Meeting ("AGM Notice") — to give a general mandate to the Directors to issue additional shares not exceeding 20% of the issued share capital of the Company.		
6.	To pass Resolution 6 of the AGM Notice – to give a general mandate to the Directors to repurchase shares not exceeding 10% of the issued share capital of the Company.		
7.	To pass Resolution 7 of the AGM Notice – to add the number of shares repurchased to the general mandate given to the Directors to issue additional shares.		
8.	To pass Resolution 8 of the AGM Notice – to approve amendments to the Company's articles of association.		

Dated this ______ day of ______________ 2006.

Signature(s) [(5)] ______________________

Notes:

(1) Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.

(2) Please insert the number of shares of HK$1.00 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

(3) If any proxy other than that named is preferred, strike out the name herein inserted and insert the name and address of the proxy desired in the space provided. Any alteration made to this form of proxy must be initialled by the person who signs it.

(4) **IMPORTANT:** If you wish to vote for a resolution in the Notice of Meeting please place a "tick" in the relevant box under "For". If you wish to vote against a resolution in the Notice of Meeting, please place a "tick" in the relevant box under "Against". In the event that neither the box under "For" nor that under "Against" is completed, the proxy will be entitled to vote at his discretion.

(5) This form of proxy must be signed by you or your attorney duly authorised in writing or in the case of a corporation, must be either under seal or under the hand of an officer or attorney duly authorised in that behalf.

(6) In order to be valid, this form, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of such power or authority) must be lodged at the registered office of the Company, 44 Kennedy Road, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

(7) In the case of joint holders of any share, any one of such persons may vote, either personally or by proxy in respect of such share, provided that if more than one of such joint holders be present at the Meeting personally or by proxy, the person whose name stands first in the register shall alone be entitled to vote in respect thereof.

(8) The proxy need not be a member of the Company but must attend the Meeting in person to represent you.



香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

（在香港註冊成立之有限公司）

（股份代號：006）

股東週年大會委派代表書

本人／吾等[一] ____________________

地址 ____________________

乃Hongkong Electric Holdings Limited香港電燈集團有限公司每股面值港幣一元股份[二] ____________ 股

之註冊持有人，茲委任[三] 大會主席或（姓名／名稱）____________________

地址 ____________________

代表本人／吾等出席二零零六年五月十一日星期四中午十二時舉行之股東週年大會，並於會中或延會時代表投票議決下列議案。

		贊成[四]	反對[四]
一、	接納本公司截至二零零五年十二月三十一日止年度之年結及董事局與核數師報告書。		
二、	i. 宣派末期股息。		
	ii. 宣派特別股息。		
三、	i. 選舉麥堅先生為董事。		
	ii. 選舉尹志田先生為董事。		
	iii. 選舉佘頌平先生為董事。		
	iv. 選舉黃頌顯先生為董事。		
四、	聘請畢馬威會計師事務所為本公司之核數師，並授權董事會釐定其酬金。		
五、	通過股東週年大會通告（「通告」）所載之第五項決議案 — 全面及無條件授權董事發行不超過本公司已發行股本百分之二十之新增股份。		
六、	通過通告所載之第六項決議案 — 全面及無條件授權董事購回不超過本公司已發行股本百分之十之股份。		
七、	通過通告所載之第七項決議案 — 董事可予以發行之新增股份之總面額可加上本公司購回之股份之總面額。		
八、	通過通告所載之第八項決議案 — 批准修訂本公司章程細則。		

日期：二零零六年__________月__________日

簽署[五]：____________________

附註：

（一） 請用**正楷**填寫全名及地址。

（二） 請填上登記於　閣下名下之面值港幣一元股份數目。如未有填上股份數目，本委派代表書所指之股數乃被視為登記於　閣下名下所有股份。

（三） 如擬委任另一代表，請刪去已印備之代表名稱，並在空欄內填上　閣下將委派代表之姓名及地址，本委派代表書之每項更改，均須由簽署人簡簽示可。

（四） **注意：**　閣下如欲投票贊成大會通告所載某事項之決議案，請在「贊成」欄內以「✓」表示；如表示反對則請在「反對」欄內以「✓」表示反對。倘「贊成」及「反對」兩欄皆沒有填寫，則代表人有權自行投票。

（五） 本委派代表書必須由　閣下或　閣下之正式書面授權人簽署。如股東為一有限公司，則委派代表書必須蓋上印鑑，或由正式授權之職員或授權人簽署。

（六） 本委派代表書連同簽署人之授權書或其他授權文件（如有）或經由公證人簽署證明之副本，必須於股東週年大會舉行前四十八小時送達本公司註冊辦事處，地址香港堅尼地道四十四號，方為有效。

（七） 任何一位聯名股東均可根據所持之股份親身或委派代表投票。若多過一位聯名股東或其代表出席大會投票，則只有股東名冊上排名於首的一位有權投票。

（八） 代表人不必為本公司股東，惟須親身出席大會代表　閣下。

File No. 82-4086



香港電燈集團有限公司

Hongkong Electric Holdings Ltd.

(Incorporated in Hong Kong with limited liability)
(Stock code: 006)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of the Company will be held in the Ballroom, 1st Floor, The Harbour Plaza, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 11th May 2006 at 12:00 noon for the following purposes:

Ordinary Business

1. To receive and consider the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December 2005.
2. To declare a final dividend and a special dividend.
3. To re-elect retiring Directors.
4. To appoint Auditors and authorise the Directors to fix their remuneration.

Special Business

5. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:
"**THAT**:
(a) a general mandate be and is hereby unconditionally given to the Directors during the Relevant Period to issue and dispose of additional shares of the Company not exceeding twenty per cent of the existing issued share capital of the Company as at the date of passing this resolution, such mandate to include the granting of offers or options (including bonds and debentures convertible into shares of the Company) which might be exercisable or convertible during or after the Relevant Period; and
(b) for the purpose of this resolution:
"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:—
(i) the conclusion of the next annual general meeting of the Company;
(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and
(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

6. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:
"**THAT**:
(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to repurchase shares of HK$1.00 each in the issued capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved;
(b) the number of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed ten per cent of the number of shares of the Company in issue at the date of this resolution; and
(c) for the purpose of this resolution:
"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:—
(i) the conclusion of the next annual general meeting of the Company;
(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and
(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

7. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:
"**THAT** the general mandate granted to the Directors to allot, issue and deal with additional shares pursuant to Resolution 5 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution 6 set out in the notice convening this meeting, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the existing issued share capital of the Company as at the date of passing the relevant resolution."

8. To consider and, if thought fit, pass the following resolution as a Special Resolution:
"**THAT** the Articles of Association of the Company be altered by:
(a) adding the following definition in Article 2 immediately after the definition of "Associate":–
"Clearing House" shall mean a recognised clearing house within the meaning of Part 1 of Schedule 1 to the Securities and Futures Ordinance (Chapter 571) of the laws of Hong Kong as modified from time to time.
(b) deleting the existing Article 78 and substituting therefor the following new Article:–
"78. The Chairman of the Board of Directors, failing whom the Deputy Chairman or the Managing Director, shall preside as chairman at every General Meeting. If there be no such Chairman, Deputy Chairman or Managing Director, or if at any meeting none of them is willing to take the chair or is present within fifteen minutes after the time appointed for holding the meeting, the Directors present shall choose one of their number, (and if no Director be present, or if all the Directors present decline to take the chair, the members present shall choose one of their number) to be chairman of the meeting."
(c) adding the following new Article immediately after Article 96:–
"96A. Any Clearing House (or its nominee(s)) which is a member of the Company may authorise or appoint such person(s) as it thinks fit to act as its representative(s) or proxy(ies) at any meeting of the Company or of any class of members of the Company, provided that, if more than one person is so authorised or appointed, the authorisation or instrument of proxy shall specify the number and class of shares in respect of which each such person is so authorised or appointed. A person so authorised or appointed shall be entitled to exercise the same powers on behalf of the Clearing House (or its nominee(s)) which he represents as that Clearing House (or its nominee(s)) could exercise as if he were an individual member of the Company including, where applicable, the right to vote individually on a show of hands notwithstanding any contrary provisions contained in these Articles."
(d) adding the following new Article immediately after Article 100:–
"100A. An Alternate Director shall be responsible and liable for his own act, omission and default. An Alternate Director shall not be deemed to be an agent of the Director who appoints him. The Director who appoints the Alternate Director shall not be vicariously liable for any acts, including but not limited to any tort, committed by the Alternate Director while acting in the capacity of Alternate Director."
(e) deleting in Article 106(d) the words "or if he be absent from Hong Kong for a greater period than six months without such consent previously obtained.""

By Order of the Board
Lillian Wong
Company Secretary
Hong Kong, 6th April 2006

NOTES:

(1) At the Annual General Meeting, the Chairman of the Meeting will exercise his power under Article 80 of the Company's Articles of Association to put each of the above resolutions to the vote by way of a poll.
(2) A member of the Company entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and on a poll, vote for him. (The number of proxies appointed by any member who is a holder of two or more shares shall not exceed two). A proxy need not be a member. To be valid, all proxies must be deposited at the registered office of the Company, 44 Kennedy Road, Hong Kong, not later than 48 hours before the time for holding the Meeting.
(3) The register of members will be closed from Thursday, 4th May 2006 to Thursday, 11th May 2006, both days inclusive. To qualify for the final dividend and special dividend, all transfers accompanied by the relevant share certificates should be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 3rd May 2006.
(4) Regarding Resolution 3 above, Mr. Neil McGee and Mr Wan Chi-tin will retire pursuant to Article 99 of the Company's Articles of Association, while Mr. Ralph Raymond Shea and Mr. Wong Chung-hin will retire under Article 116. All of the aforementioned Directors, being eligible, will offer themselves for re-election at the Meeting. For particulars of these Directors required to be disclosed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), shareholders may refer to the circular mentioned in Note (6) below.
(5) With reference to Resolutions 5 and 7 above, the Directors wish to state that they have no immediate plans to issue any new shares in the Company.
(6) With reference to Resolution 6 above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares in circumstances which they deem appropriate for the benefit of the shareholders. The explanatory statement containing the information relating to the repurchase of shares, as required by the Listing Rules, will be despatched to the members together with the 2005 annual report.
(7) Regarding Resolution 8 above, the proposed amendments to the Company's Articles of Association are also set out in the circular mentioned in Note (6) above.

As at the date of this announcement, the Directors of the Company are Mr. FOK Kin Ning, Canning (Chairman), Mr. TSO Kai Sum (Group Managing Director), Mr. Andrew J. HUNTER, Mr. KAM Hing Lam, Mr. LEE Lan Yee, Francis, Mr. LI Tzar Kuoi, Victor, Mr. Neil Douglas MCGEE, Mr. Frank John SIXT and Mr. WAN Chi Tin as Executive Directors; Mr. Ronald Joseph ARCULLI, Mrs. CHOW WOO Mo Fong, Susan, Mr. George Colin MAGNUS and Mr. YEE Lup Yuen, Ewan as Non-executive Directors; and Mr. Holger KLUGE, Mr. Ralph Raymond SHEA and Mr. WONG Chung Hin as Independent Non-executive Directors.

香港經濟日報 2006年4月7日



香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(在香港註冊成立之有限公司)

(股份代號：006)

股東週年大會通告

茲定於二零零六年五月十一日星期四中午十二時假座香港九龍紅磡德豐街二十號海逸酒店一樓大禮堂舉行股東週年大會，討論下列事項：

作為普通事項

(一) 省覽本公司截至二零零五年十二月三十一日止年結及董事局與核數師報告書。

(二) 宣派末期股息及特別股息。

(三) 重選退任董事。

(四) 聘任核數師及授權董事局議定其酬金。

作為特別事項

(五) 考慮及認為適當時，通過下列決議案為普通決議案：

「**動議**：

(甲) 無條件授權董事局在有關期間內發行及處置不超過本公司於本決議案通過日已發行股本額百分之二十之本公司新股份，此項授權包括授予或於有關期間或其後行使之售股建議或購股權(包括可轉換為本公司股份之債券及債權證)；及

(乙) 就本決議案而言：

「有關期間」乃指由本決議案通過之日直至下列三者中較早日期止之期間：

(i) 本公司下屆股東週年大會結束；

(ii) 依據法例規定本公司下屆股東週年大會須予召開之期限屆滿之日；及

(iii) 本決議案經由本公司股東於股東大會上通過普通決議案將之撤銷或修訂之日。」

(六) 考慮及認為適當時，通過下列決議案為普通決議案：

「**動議**：

(甲) 在下文(乙)段之規限下，一般性及無條件批准董事局在有關期間內，根據所有適用法例及不時修訂之香港聯合交易所有限公司證券上市規則之要求，行使本公司之一切權力以購回本公司已發行股本中每股面值港幣一元之股份；

(乙) 本公司按照上文(甲)段之批准可購回股份之數量不得超過本公司於本決議案通過之日已發行股份總數之百分之十；及

(丙) 就本決議案而言：

「有關期間」乃指由本決議案通過之日直至下列三者中較早日期止之期間：

(i) 本公司下屆股東週年大會結束；

(ii) 依據法例規定本公司下屆股東週年大會須予召開之期限屆滿之日；及

(iii) 本決議案經由本公司股東於股東大會上通過普通決議案將之撤銷或修訂之日。」

(七) 考慮及認為適當時，通過下列決議案為普通決議案：

「**動議**擴大董事局根據本屆大會通告所載之第五項決議案發行及處置新股之授權，在其上另加相當於本公司根據本屆大會通告所載之第六項普通決議案授權購回之本公司股本總面額之數額，但該數額不得超過本公司於有關決議案通過日已發行股本總面額之百分之十。」

(八) 考慮及認為適當時，通過下列決議案為特別決議案：

「**動議**本公司之組織章程細則修訂如下：

(甲) 於細則第2條中緊隨「聯繫人士」之定義後加上以下定義：

「結算所」指被認可之結算所，與不時修訂之香港法例第571章《證券及期貨條例》附表1第1部分所載定義相同。」

(乙) 刪除現有細則第78條並由下列新細則取代：

「78. 董事會主席將出任各股東大會之主席，如其未克出席則由副主席或董事總經理出任。倘無該等主席、副主席或董事總經理或倘於任何大會上彼等概不願意出任大會主席或於大會之指定舉行時間起計十五分鐘內並無出席大會，則出席之董事須於彼等其中選出一人(及倘無董事出席或倘所有出席董事拒絕出任主席，則出席之股東須於彼等其中選出一人)出任大會主席。」

(丙) 於緊隨細則第96條後加上以下新細則：

「96A. 任何為本公司股東之結算公司(或其代理人)可授權或委任其認為合適之該(等)人士在本公司任何大會或本公司任何類別股東大會上出任其代表或受委代表，惟倘超過一名人士按此獲授權或委任，則該項授權或代表委任文據須指明每名按此獲授權或委任之人士所代表之股份數目及類別。在無違反此等細則條文之情況下，按此獲授權或委任之人士有權代表結算所(或其代理人)行使該結算所(或其代理人)可予行使之權力，猶如該名人士為本公司之個人股東而擁有相同之權力，包括個人舉手表決權。」

(丁) 於緊隨細則第100條後加上以下新細則：

「100A. 替任董事須對本身之行為、疏忽與錯失負責與承擔責任。替任董事不應被視為委任其出任替任董事之董事之代理人。委任替任董事之董事毋須代替任董事負責其任何行為，包括但不限於替任董事於履行替任董事職務時所作之任何侵權行為。」

(戊) 刪除細則第106(d)條「或倘其在未取得有關事先同意之情況下離開香港超過六個月期間」之字眼。」

承董事局命

公司秘書

黃莉華

香港，二零零六年四月六日

附註：

(一) 於股東週年大會舉行時，會議之主席將行使其在本公司章程細則第八十條賦予之權力，將上文每項決議案以投票方式表決。

(二) 有權出席投票之股東，均有權委任代表出席及於採用投票方式表決時代其投票。(任何持有兩股股份或以上之股東不得委任超過兩名代表)。代表人不必為本公司股東。根據本公司章程細則，委派代表書須於股東大會舉行前四十八小時交達本公司註冊辦事處，地址為香港堅尼地道四十四號。

(三) 本公司將由二零零六年五月四日星期四至二零零六年五月十一日星期四(首尾兩日包括在內)暫停辦理股票過戶工作。凡擬獲派末期股息及特別股息者，務須於二零零六年五月三日星期三下午四時前，將過戶文件連同有關股票送達股權登記處香港中央證券登記有限公司，地址為香港皇后大道東一百八十三號合和中心十七樓一七一二至一七一六室。

(四) 就上述第三項議程之決議案，麥堅先生及尹志田先生將根據本公司章程細則第九十九條告退，而余頌平先生及黃頌顯先生則根據章程細則第一百一十六條告退，上述董事如再度被選，願繼續連任。有關根據香港聯合交易所有限公司證券上市規則(「上市規則」)而須披露該等董事之資料，股東可參閱下述附註(六)所述之函件。

(五) 就上述第五項及第七項議程之決議案，董事局表明現時並無計劃發行任何新股。

(六) 就上述第六項議程之決議案，董事局表明將於認為符合股東利益之情況下行使授權購回本公司股份。就上市規則之要求詳載建議購回股份之說明文件，將連同二零零五年度年報另函寄予各股東。

(七) 有關上述第八項議程之決議案，建議對本公司章程細則之修訂亦載於上述附註(六)所述之函件內。

於本公佈日期，本公司之執行董事為霍建寧先生(主席)、曹棨森先生(集團董事總經理)、甄達安先生、甘慶林先生、李蘭意先生、李澤鉅先生、麥堅先生、陸法蘭先生及尹志田先生；非執行董事為夏佳理先生、周胡慕芳女士、麥理思先生及余立仁先生；及獨立非執行董事為顧浩格先生、余頌平先生及黃頌顯先生。